

2024
NOTICE OF
ANNUAL MEETING
AND PROXY STATEMENT

Letter from the Lead Director
Launching GE Aerospace and GE Vernova
Notice of 2024 Annual Meeting
Governance
Compensation
Independent Auditor
Shareholder Proposals
Voting and Meeting Information

Table of Contents

Index of Frequently Requested Information

Also see Acronyms Used on page 69 for a guide to the acronyms used throughout this proxy statement

On behalf of the Board of Directors, we are making these materials available to you (beginning on or about March 19, 2024) in connection with GE's solicitation of proxies for our 2024 Annual Meeting.

General Electric Company
One Financial Center, Suite 3700
Boston, MA 02111

Letter from the Lead Director

Fellow Shareholders,

GE has continued to make progress on its historic transformation, as we are now just weeks away from the planned launch of GE Vernova and GE Aerospace as independent public companies on April 2nd. GE continued to simplify and strengthen its balance sheet over the course of 2023, while establishing the boards and leadership teams and preparing for operational readiness at both future independent companies. The company also delivered excellent financial results in 2023, with strong demand and better execution, more than tripling earnings and significantly growing free cash flow.

Building from the successful spin-off of GE HealthCare in January 2023, the GE team remains focused on continuing to serve customers as we complete this journey into three independent public companies. As a Board, we are proud of the progress and performance that we have seen, we look forward to GE Vernova's success as an independent company, and—for those of us continuing with GE—we are excited to continue the company's new chapter as GE Aerospace.

Achieving Our Strategic Priorities

During the past year, one of the GE Board's most important priorities was to establish highly effective boards of directors for both GE Vernova and GE Aerospace. We approached this with a thorough and deliberate process, considering a wide range of director candidates and always looking for opportunities to add to the depth of domain expertise and relevant skills on the boards for both companies. We have assembled two boards that are fit for purpose and directors who bring a mix of expertise, perspectives, and leadership experience to guide GE Vernova and GE Aerospace successfully. As part of this process, we welcomed two new directors with longstanding aerospace industry experience to the GE Board, Peg Billson and Tom Enders, who will continue with GE Aerospace. And we wish Paula Rosput Reynolds and Jessica Uhl success, as they will depart from the GE Board to join GE Vernova with the spin-off.

Executing for Shareholders

Since I joined the Board in late 2018, it has been remarkable to participate in the transformation of GE, which is now a simpler company with a solid balance sheet that is delivering value for shareholders. Underpinning GE's progress has also been an operational transformation, supported by the company's focus on the principles of lean with safety, quality, delivery and cost at the forefront of its decision-making and execution. GE has reduced its debt by over $100 billion since 2018, and in 2023 returned almost $2 billion to shareholders through dividends and share buybacks in addition to redeeming its approximately $6 billion of preferred equity. As our businesses have simplified in preparation for the launches of GE Aerospace and GE Vernova as independent, investment-grade companies, GE has also exited its equity stake in AerCap and monetized portions of its interest in GE HealthCare for a total of approximately $11 billion.

All of these actions have contributed to build the strong foundations for the success of both future independent companies, as GE Vernova leads the way in electrification and energy transition and GE Aerospace invents the future of flight. I commend the GE team, whose talent and passion have driven this success.

On behalf of the Board, thank you for your continued support of GE through this exciting and important time for the company.



THOMAS W. HORTON
Lead Director

OUR PATH FORWARD	Based on shareholders' interest, we have again in this year's proxy statement highlighted sections detailing key progress, actions and expectations related to the spin-offs with call-out boxes labeled "Our Path Forward."

Launching GE Aerospace & GE Vernova

OUR PATH FORWARD

2024 ANNUAL MEETING.
We plan to spin-off GE Vernova on April 2, 2024, prior to the 2024 Annual Meeting. Following the spin-off, GE will be known as GE Aerospace. As a result, the Annual Meeting on May 7, 2024, and all management and shareholder proposals described in this proxy statement, including the election of directors, will be for GE Aerospace.

Momentum building in 2023


Total company

- 2023 was an excellent year for the GE team.
- With strong demand in our end markets and with better execution, we more than tripled earnings and generated almost 70 percent more free cash flow* than in 2022.
- Since the start of 2023, we have monetized about $11 billion from our equity stake in AerCap and a portion of our equity stake in GE HealthCare.
- These actions helped us simplify and strengthen our balance sheet while making capital allocation decisions on our front foot, returning about $2 billion to shareholders through dividends and share buybacks in addition to redeeming approximately $6 billion of preferred equity.

- Our teams have worked hard to prepare to launch as independent companies and now are operationally ready to do so.
- GE Vernova will trade as GEV on the New York Stock Exchange (NYSE) following its spin-off, and GE Aerospace will continue to use the GE stock ticker, remaining on the NYSE. Both companies' leadership teams are ready, and we announced both boards of directors, recruiting current and new directors to join our standalone companies going forward.


GE Aerospace

- GE Aerospace drove double-digit revenue, profit, and cash growth in the year, with continued strength in Commercial Engines and Services.
- Services represented about 70 percent of GE Aerospace's revenue—generally a recurring, resilient, and higher-margin source of revenue that keeps us close to our customers' needs.
- The post-pandemic commercial aerospace recovery remains robust. It's no surprise, then, that demand for new builds and aftermarket services is soaring, powered both by the world returning to flight and airlines looking to expand and modernize their fleets.

- While commercial engine deliveries were up 25 percent and internal shop visits were up 10 percent in 2023, we're navigating a still-challenging supply chain. We are focused on driving sequential improvements both in our own operations and hand in hand with our suppliers.
- At Defense, demand also is strong for what we offer as defense departments focus on modernizing and scaling their forces. The onus is on us to rise to meet that demand maintaining the highest standards of safety and quality and with delivery.


GE Vernova

- GE Vernova delivered meaningfully better results in 2023 as Renewable Energy and Power together generated positive profit and free cash flow*. The team has made significant progress with room for more.
- The proof points we needed to see at Renewable Energy to confidently spin off GE Vernova came to fruition in 2023. Grid and Onshore Wind, our two biggest businesses there, turned the corner to profitability, with Grid profitable for the year and Onshore Wind in the back half. Offshore Wind had a difficult year as we work through a tough backlog, which we expect to largely complete over the next two years. The broader industry is ready for the reset that is now underway.

- Power has transformed into a solid cash generator with an enviable services business, delivering about $2 billion of free cash flow* in 2023 with services growing to nearly 70 percent of revenue.
- With Power's continued strength, Grid and Onshore Wind delivering profitably, and our plan for Offshore Wind, GE Vernova is ready to spin off in April 2024.

---

*   Non-GAAP Financial Measure. For more information on how these metrics are calculated, see page 68.

Onward, to the future

Fit for purpose for the next century-plus, GE Aerospace and GE Vernova each are global leaders in vital industries that will only become more important over time. And as independent companies, each will be wholly focused on their customers and industry stakeholders.

GE Aerospace

- GE Aerospace will be a global aerospace propulsion, services, and systems leader defining the future of flight.
- Our commercial propulsion fleet is the industry's largest and youngest, carrying nearly 3 billion people with our technology under wing annually thanks to our world-class engineering and services teams. In defense, we're proud to be the rotorcraft and combat engine provider of choice while innovating capabilities for future combat.

GE Vernova

- With roughly 30 percent of the world's electricity generated with the help of its vast installed base, and demand for electricity projected to grow rapidly, GE Vernova is uniquely positioned both in size and scope to lead the energy transition—a mission with multi-decade tailwinds and impact.
- Growing electrification around the world while decarbonizing the power sector is a challenge we are proud to help our customers solve.

PERFORMANCE IN 2023
Dollars in millions

GE Aerospace

AEROSPACE

MISSION Designs and produces commercial and defense aircraft engines, integrated engine components, electric power and mechanical aircraft systems. Provides aftermarket services to support our products.

UNITS Commercial Engines and Services, Defense, Systems & Other

INSTALLED BASE ~70K commercial[1] and defense engines

CEO H. Lawrence Culp, Jr.

	FY23	FY22	Y/Y REPORTED	Y/Y ORGANIC
Revenues	$31,770	$26,050	22%	22%*
Profit/Loss	$6,115	$4,775	28%	25%*
Profit/Loss Margin	19.2%	18.3%	90 bps	50 bps*
Segment FCF	$5,664*	$4,890*	16%*	
Orders	$38,077	$31,106	22%	22%
Backlog[3]	$153,858	$135,260	14%	

GE Vernova

RENEWABLE ENERGY[2]

MISSION Offers onshore and offshore wind, blade manufacturing, grid solutions, hydro, battery storage, hybrid renewables, and digital services technologies.

UNITS Onshore Wind: Grid Solutions Equipment and Services; Hydro, Offshore Wind and Hybrid Solutions

INSTALLED BASE ~55K onshore wind turbines

CEO Scott Strazik

	FY23	FY22	Y/Y REPORTED	Y/Y ORGANIC
Revenues	$15,050	$12,977	16%	17%*
Profit/Loss	$(1,437)	$(2,240)	36%	45%*
Profit/Loss Margin	(9.5)%	(17.3)%	780 bps	920 bps*
Segment FCF	$(1,455)*	$(2,040)*	29%*	
Orders	$22,627	$14,657	54%	54%
Backlog[3]	$42,785	$34,941	22%	

POWER[2]

MISSION Harnesses resources such as natural gas, fossil, oil, diesel, and nuclear to produce electric power. Also offers gas and steam turbines; full balance of plant, upgrade, and service solutions; and data-leveraging software.

UNITS Gas Power; Steam Power; Power Conversion; Nuclear and other

INSTALLED BASE ~7K gas turbines

CEO Scott Strazik

	FY23	FY22	Y/Y REPORTED	Y/Y ORGANIC
Revenues	$17,731	$16,262	9%	7%*
Profit/Loss	$1,449	$1,217	19%	10%*
Profit/Loss Margin	8.2%	7.5%	70 bps	20 bps*
Segment FCF	$2,049*	$1,850*	11%*	
Orders	$18,479	$17,826	4%	3%
Backlog[3]	$71,718	$68,981	4%	

* Non-GAAP Financial Measure. For more information on how these metrics are calculated, see page 68.
[1] Including GE and our joint venture partners.
[2] The financial results presented on this page represent the segment results of Renewable Energy and Power as segments of GE, not the carve-out financial statements of GE Vernova as a standalone separate company.
[3] To align with our 10-K reporting, GE has replaced our annual backlog supplemental reporting with Remaining Performance Obligation (RPO). GE now uses the term backlog and RPO interchangeably.

Notice of 2024 Annual Meeting



You are invited to participate in our 2024 Annual Meeting. If you were a GE shareholder at the close of business on March 11, 2024, you are entitled to vote at the Annual Meeting. Even if you plan to attend the live webcast, we encourage you to submit your vote as soon as possible through one of the methods available to you.

Cordially,
JAKE PHILLIPS, GENERAL COUNSEL AND INCOMING SECRETARY, GE AEROSPACE

IMPORTANT NOTE: Following the planned spin-off of GE Vernova on April 2, 2024, GE will be known as GE Aerospace. Accordingly, the voting items at our Annual Meeting on May 7, 2024 will be for GE Aerospace.

Agenda

1 **Elect the 10 director nominees named in the proxy for the coming year**

 **FOR each director nominee**

Page 5
See **page 1** for a Letter from the Lead Director

2 **Advisory approval of our named executives' compensation (Say-on-Pay)**

 **FOR**

Page 26

3 **Ratify the selection of Deloitte as independent auditor for 2024**

 **FOR**

Page 58

4-5 **Vote on the shareholder proposals included in the proxy, if properly presented at the meeting**

 **AGAINST each proposal**

Page 60

Logistics

DATE AND TIME
May 7, 2024, at 10:00 a.m. Eastern Time

LOCATION
Live Webcast at:
www.virtualshareholdermeeting.com/GE2024

RECORD DATE
Shareholders of record at the close of business on March 11, 2024, are entitled to attend and vote at the Annual Meeting. On that date, there were 1,093,267,127 shares of common stock of General Electric Company (GE) outstanding and entitled vote.

How you can vote

 **VIA THE INTERNET**
at www.proxyvote.com, or at the website indicated on the materials provided to you by your broker

 **BY TELEPHONE**
Call the telephone number on your proxy card or voting instruction form

 **BY MAIL**
Sign, date and return your proxy card or voting instruction form

If you are a beneficial owner and received a voting instruction form, please follow the instructions provided by your bank or broker to vote your shares.

We have created an Annual Meeting website at https://www.ge.com/annualmeeting to make it easy to access our 2024 Annual Meeting materials. At the Annual Meeting website you can find an overview of the items to be voted, the proxy statement and the annual report to read online or to download, as well as a link to vote your shares.

WHERE CAN YOU FIND MORE INFORMATION?
Where can I find out more information? See Voting and Meeting Information on page 65.

Governance

PROPOSAL NO.1
Election of Directors

What are you voting on?

At the 2024 Annual Meeting, 10 director nominees are to be elected to the GE Aerospace Board to hold office until the 2025 Annual Meeting and until their successors have been elected and qualified. Following the planned spin-off of GE Vernova on April 2, 2024, GE will be known as GE Aerospace.

YOUR BOARD RECOMMENDS A VOTE FOR EACH NOMINEE ✓

All nominees are current GE Board members who were elected by shareholders at the 2023 Annual Meeting except for Ms. Billson and Mr. Enders who were elected to the Board effective December 1, 2023.

≥6 YEARS

NEW

1-5 YEARS

Sébastien Bazin, 62
Chair & CEO, AccorHotels
Director Since: 2016
Other Public Company Boards: AccorHotels

Margaret Billson, 56
Former President and CEO of BBA Aviation
Director Since: 2023
Other Public Company Boards: CAE

Thomas Enders, 65
Former CEO, Airbus
Director Since: 2023
Other Public Company Boards: Lilium, Linde, Lufthansa

Edward Garden, 62
Chairman and CEO, Garden Investments & former CIO, Trian
Director Since: 2017

Darren McDew, 63
Retired General, United States Air Force
Director Since: 2023
Other Public Company Boards: Abbott Laboratories, Parsons

Thomas Horton, 62
Partner, Global Infrastructure Partners & Former Chairman & CEO, American Airlines
Director Since: 2018
Other Public Company Boards: Walmart

Stephen Angel, 68
Former CEO, Linde
Director Since: 2022
Other Public Company Boards: Linde

H. Lawrence Culp, Jr., 60
Chair & CEO, General Electric
Director Since: 2018
Other Public Company Boards: GE HealthCare

Catherine Lesjak, 65
Former CFO, HP
Director Since: 2019
Other Public Company Boards: PROS Holdings, GE HealthCare

Isabella Goren, 63
Former CFO, American Airlines and AMR
Director Since: 2022
Other Public Company Boards: Marriott

BOARD



Chairman
H. Lawrence Culp, Jr.



Lead Director
Thomas Horton

2023 BOARD RHYTHM

27 meetings
of the full Board and committees

7/year
Regular meetings

Regular calls
Between meetings

1/year
Long-term strategy reviews

1/year
Strategic talent review

1/year
Board & committee self-evaluation

Governance

Board Nominees

TENURE

3.9 years average tenure

2 New (<1 year)

4 Medium-tenured (1-5 years)

4 Longer-tenured (≥6 years)

Our Board term limit is 15 years

AGE

61.8 years average age

2 ≤60 years

5 61-64 years

3 ≥65 years

Our Board age limit is 75 years

DIVERSITY

2 of 4 Board leadership positions are held by women

3 Female (30%)

1 Ethnically diverse (10%)

4 Born Outside U.S. (40%)

Our policy is to build a cognitively diverse board representing a range of backgrounds

INDEPENDENCE

All independent except for the CEO

9 Independent

1 Not Independent

All director nominees except our CEO are independent and meet heightened independence standards for our audit, compensation and governance committees

Qualifications and Attributes

The committee memberships indicate the anticipated composition of the committees of the Board following the Annual Meeting, if each nominee is elected. For a description of committees and committee activities during 2023, see Board Committees in 2023 on page 15. Our director nominees' primary qualifications and attributes are highlighted in the following matrix. The matrix is intended as a high-level summary and not an exhaustive list of each director's skills or contributions to the Board.

	PRIMARY QUALIFICATIONS AND ATTRIBUTES							COMMITTEES		
NAME	AEROSPACE & DEFENSE SECTOR	OPERATIONS	PUBLIC COMPANY CEO EXPERIENCE	FINANCE & ACCOUNTING	INVESTOR / CAPITAL ALLOCATION	GLOBAL	DIVERSITY	AUDIT COMMITTEE	COMPENSATION COMMITTEE	GOVERNANCE COMMITTEE
Stephen Angel		●	●	●	●	●			⦿	
Sébastien Bazin		●	●	●	●	●			●	●
Margaret Billson NEW	●	●	●			●	●	●		
H. Lawrence Culp, Jr.	●	●	●	●	●	●				
Thomas Enders NEW	●	●	●	●		●			●	
Edward Garden				●	●	●		● ■	●	
Isabella Goren	●	●		●		●	●	⦿ ■		
Thomas Horton	●	●	●	●	●	●				●
Catherine Lesjak		●		●	●	●	●	● ■		⦿
Darren McDew	●	●				●	●	●		●

● Member
⦿ Chair
■ Financial Expert

ATTENDANCE All director nominees attended at least 75% of the meetings of the Board and committees on which they served in 2023, and on average we had a 94% attendance rate in 2023.

FINANCIAL ACUMEN The Board has determined that each of Mses. Goren and Lesjak and Mr. Garden are "audit committee financial experts" (per SEC rules), and each member of the Audit Committee is "financially literate" (per NYSE rules).

Key Corporate Governance Practices

- 9 out of 10 director nominees are independent
- Annual election of all directors by majority vote
- No supermajority vote provisions in governing documents
- Annual review of Board leadership structure
- Annual Board and committee self-evaluations
- Board-level oversight of ESG matters
- Strong lead director with clearly delineated duties
- Dual-pronged Board refreshment mechanisms (age & term limits)
- Regular executive sessions of independent directors
- Board and committees may hire outside advisors independently of management
- Proactive year-round shareholder engagement program
- Clawback policy that applies to all cash and equity incentive awards
- Prohibition on hedging & pledging
- Strong stock ownership guidelines and retention provisions
- "Overboarding" limits for directors
- No poison pill or dual-class shares
- Shareholder right to call special meetings (at 10%)
- Proxy access by-law provisions on market terms

Nominee Biographies

H. Lawrence Culp, Jr.



Director Since: 2018
Age: 60
Birthplace:
United States

Chairman and CEO, General Electric, Boston, MA (since 2018) and CEO, GE Aerospace, Evendale, OH (since 2022)

Board Leadership | **Chairman**

PRIOR BUSINESS EXPERIENCE
- Senior Advisor, Bain Capital Private Equity, a global private equity firm (2017–2018)
- Senior Lecturer, Harvard Business School (2015–2018)
- Former CEO and President, Danaher (2001–2014), a global science and technology company operating in the healthcare, environmental and applied-end markets; joined Danaher subsidiary Veeder-Root in 1990, serving in a number of leadership positions within Danaher, including COO and, following his retirement, Senior Advisor (2014–2016)

CURRENT PUBLIC COMPANY BOARDS
- General Electric (Chairman)
- GE HealthCare (Chairman)

PAST PUBLIC COMPANY BOARDS
- GlaxoSmithKline
- Danaher
- T. Rowe Price Group

OTHER POSITIONS
- Member and former Chairman, Board of Visitors & Governors, Washington College
- Member, Board of Trustees, Wake Forest University

EDUCATION
- Washington College
- MBA, Harvard Business School

Thomas Horton



Director Since: 2018
Age: 62
Birthplace:
United States
INDEPENDENT

Partner, Global Infrastructure Partners, an infrastructure investment fund, New York, NY (since 2019)

Board Leadership | **Lead Director**

GE COMMITTEE MEMBERSHIP
- Governance

PRIOR BUSINESS EXPERIENCE
- Senior Advisor, Warburg Pincus LLC, a private equity firm focused on growth investing (2015–2019)
- Chairman, American Airlines Group, one of the largest global airlines (formed following the merger of AMR Corporation and US Airways) (2013–2014)
- Chairman and CEO, American Airlines (2011–2014)
- Chairman and CEO, AMR (parent company of American Airlines) (2010–2013)
- EVP and CFO, AMR (2006–2010)
- Vice Chairman and CFO, AT&T (2002–2006)
- SVP and CFO, AMR (2000–2002); joined AMR in 1985, serving in various finance and management roles

CURRENT PUBLIC COMPANY BOARDS
- General Electric
- Walmart (lead director)

PAST PUBLIC COMPANY BOARDS
- Qualcomm
- EnLink Midstream

OTHER POSITIONS
- Executive Board Member, Cox School of Business, Southern Methodist University

EDUCATION
- Baylor University
- MBA, Southern Methodist University

Governance

Isabella Goren



Director Since: 2022
Age: 63
Birthplace:
Ukraine
INDEPENDENT

Former Chief Financial Officer of American Airlines and AMR Corporation, a global airline, Fort Worth, TX (2010-2013)

Board Leadership | **Chair: Audit Committee**

GE COMMITTEE MEMBERSHIP
- Audit **(Chair)**

PRIOR BUSINESS EXPERIENCE
- CFO, American Airlines and AMR Corporation (2010-2013)
- Senior Vice President, Customer Relationship Marketing, American Airlines (2006-2010)
- Vice President, American Airlines (1998-2006)
- President, AMR Services (1996-1998)
- Previously served in various management positions at American Airlines (1986-1996)
- Chemical Engineer, Dupont (1983-1985)

CURRENT PUBLIC COMPANY BOARDS
- General Electric
- Marriott International

PAST PUBLIC COMPANY BOARDS
- Gap
- LyondellBasell Industries

OTHER POSITIONS
- Director, MassMutual
- Director, National Association of Corporate Directors, North Texas
- Member of the Advisory Board, The University of Texas at Austin, Cockrell School of Engineering
- Member of the Executive Board, Lyle School of Engineering, Southern Methodist University

EDUCATION
- University of Texas at Austin
- MBA, Southern Methodist University

Stephen Angel



Director Since: 2022
Age: 68
Birthplace:
United States
INDEPENDENT

Chairman and Former CEO, Linde, a global industrial gases and engineering company, Dublin, Ireland (since 2022)

Board Leadership | **Chair: Compensation Committee**

GE COMMITTEE MEMBERSHIP
- Compensation **(Chair)**

PRIOR BUSINESS EXPERIENCE
- CEO, Linde (2018-2022)
- President & CEO, Praxair (subsequently Linde) (2007-2018)
- President & COO, Praxair (2006-2007)
- EVP, North America, Europe and Asia, Praxair (2001-2006)
- Previously held various roles at General Electric (1979-2001)

CURRENT PUBLIC COMPANY BOARDS
- General Electric
- Linde (Chair)
- GE Vernova (Chair)*

PAST PUBLIC COMPANY BOARDS
- Praxair (Chair)
- PPG Industries

OTHER POSITIONS
- Director, Stoke Space Technologies
- Member of The Business Council

EDUCATION
- North Carolina State University
- MBA, Loyola College

* To be effective upon planned spin-off of GE Vernova on April 2, 2024

Catherine Lesjak



Director Since: 2019
Age: 65
Birthplace:
Canada
INDEPENDENT

Former Chief Financial Officer, HP, a global technology company, and its predecessor, Hewlett-Packard, Palo Alto, CA (2007-2018)

Board Leadership | **Chair: Governance & Public Affairs Committee***

GE COMMITTEE MEMBERSHIP
- Governance **(Chair)***
- Audit

PRIOR BUSINESS EXPERIENCE
- Interim Chief Operating Officer, HP (2018–2019)
- Interim CEO, Hewlett Packard (2010)
- Senior Vice President and Treasurer, HP (2003–2007)
- Previously served in various leadership positions within the financial organization at HP and Hewlett Packard, including as Global Controller, Software Solutions; Controller and Credit Manager for Commercial Customers; and as Manager, Financial Operations, Enterprise Marketing and Solutions (joined Hewlett Packard in 1986)

CURRENT PUBLIC COMPANY BOARDS
- General Electric
- PROS Holdings
- GE HealthCare

PAST PUBLIC COMPANY BOARDS
- SunPower (Chair, Audit Committee)

OTHER POSITIONS
- Board, Haas School of Business, University of California, Berkeley

EDUCATION
- Stanford University
- MBA, University of California, Berkeley

* Effective April 2, 2024

Governance

Sébastien Bazin



Director Since: 2016
Age: 62
Birthplace:
France
INDEPENDENT

Chairman and CEO, AccorHotels, a global hotel company, Paris, France (since 2013)

GE COMMITTEE MEMBERSHIP
- Compensation
- Governance

PRIOR BUSINESS EXPERIENCE
- CEO, Europe Colony Capital, a private investment firm (1997–2013)
- Group Managing Director, CEO and General Manager, Immobilière Hôtelière (1992–1997)
- Began career in 1985 in U.S. finance sector, becoming Vice President, M&A, PaineWebber

CURRENT PUBLIC COMPANY BOARDS
- General Electric
- AccorHotels

PAST PUBLIC COMPANY BOARDS
- Huazhu Group
- Carrefour
- Banyan Tree Holding

OTHER POSITIONS
- Vice Chairman, Supervisory Board, Gustave Roussy Foundation, cancer research funding
- Chairman, Safar Ventures

EDUCATION
- Sorbonne University
- MA (Economics), Sorbonne University

Margaret Billson



Director Since: 2023
Age: 56
Birthplace:
United States
INDEPENDENT

Former President and CEO of BBA Aviation, plc's Global Engine Services Division and its predecessor Aftermarket Services Division, London, England (2009-2016)

GE COMMITTEE MEMBERSHIP
- Audit*

PRIOR BUSINESS EXPERIENCE
- President and CEO of BBA Aviation, plc's Global Engine Services Division and its predecessor Aftermarket Services Division (2009-2016)
- President, Airplane Division and Chief Operating Officer, Eclipse Aviation (2005-2008)
- Vice President, General Manager, Honeywell Aerospace (2003-2005)
- Vice President, Engineering & Program Management, Honeywell Aerospace (1997-2003)
- Previously served in various management positions at Douglas Aircraft Company, a division of the McDonnell Douglas Corporation (1984-1996)

CURRENT PUBLIC COMPANY BOARDS
- General Electric
- CAE

PAST PUBLIC COMPANY BOARDS
- Arconic
- SkyWest

EDUCATION
- Embry-Riddle Aeronautical University
- MEng, Aerospace, Aeronautical and Astrological Engineering, California State University, Long Beach

* Effective April 2, 2024

Thomas Enders



Director Since: 2023
Age: 65
Birthplace:
Germany
INDEPENDENT

Former CEO of Airbus SE, a global aerospace company, and its predecessor EADS NV, Blagnac, France (2005-2019)

GE COMMITTEE MEMBERSHIP
- Compensation*

PRIOR BUSINESS EXPERIENCE
- CEO of Airbus SE and its predecessor EADS NV (2005-2019)
- Head of the Defense and Security Systems Business, EADS NV (2000-2005)
- Multiple positions at DaimlerChrysler Aerospace (1991-2000)
- Planning Staff, German Federal Ministry of Defense (1989-1991)
- Researcher, German Council on Foreign Relations and International Institute for Strategic Studies (1988-1989)

CURRENT PUBLIC COMPANY BOARDS
- General Electric
- Lilium
- Linde
- Lufthansa

PAST PUBLIC COMPANY BOARDS
- Knorr Bremse

OTHER POSITIONS
- President, German Council on Foreign Relations (DGAP)

EDUCATION
- PhD, University of Bonn
- University of California, Los Angeles
- Rheinische Friedrich-Wilhelms University

* Effective April 2, 2024

Edward Garden



Director Since: 2017
Age: 62
Birthplace:
United States
INDEPENDENT

Chairman and CEO, Garden Investments, an investment management firm, New York, NY (since 2023)

GE COMMITTEE MEMBERSHIP
• Compensation
• Audit*

PRIOR BUSINESS EXPERIENCE
• Chief Investment Officer and Founding Partner, Trian Fund Management (2005-2023)
• Vice Chairman and Director, Triarc Companies (subsequently The Wendy's Company and previously Wendy's/Arby's Group) (2004–2007) and Executive Vice President (2003–2004)
• Managing Director, Credit Suisse First Boston (1999–2003)
• Managing Director, BT Alex Brown (1994–1999)

CURRENT PUBLIC COMPANY BOARDS
• General Electric

PAST PUBLIC COMPANY BOARDS
• Janus Henderson Group
• Invesco
• Legg Mason
• The Bank of New York Mellon
• The Wendy's Company
• Family Dollar Stores
• Pentair

EDUCATION
• Harvard College

* Effective April 2, 2024

Darren McDew



Director Since: 2023
Age: 63
Birthplace:
United States
INDEPENDENT

Retired Four-Star General, United States Air Force, and Former Commander of U.S. Transportation Command, Scott Air Force Base, Illinois (2015 - 2018)

GE COMMITTEE MEMBERSHIP
• Governance
• Audit*

PRIOR GOVERNMENT EXPERIENCE
• Four-star general who served for 36 years in the United States military before retiring in October 2018.
• Commander, U. S. Transportation Command, the single manager for global air, land and sea transportation for the U.S. Department of Defense from 2015 to 2018.
• Held various leadership roles across the U. S. Military, including Vice Director for Strategic Plans and Policy for the Joint Chiefs of Staff, Military Aide to the President, Director of Air Force Public Affairs, and Chief of Air Force Senate Liaison Division

CURRENT PUBLIC COMPANY BOARDS
• General Electric
• Abbott Laboratories
• Parsons Corporation

OTHER POSITIONS
• Director, United Services Automobile Association (USAA)
• Director, Boys & Girls Club of America
• Advisor, U. S. Innovative Technology

EDUCATION
• Virginia Military Institute
• MS, Aviation Management, Embry-Riddle Aeronautical University

* Effective April 2, 2024

Governance

Board Composition

The Governance & Public Affairs Committee (Governance Committee) is charged with reviewing the composition of the Board and refreshing it as appropriate. With this in mind, the Governance Committee continuously reviews potential candidates and recommends nominees to the Board for approval. The Board takes a thoughtful approach to its composition to maintain alignment with the company's evolving corporate strategy.

OUR PATH FORWARD

In November 2023, we announced the board of directors for GE Vernova that will assume their roles upon the planned spin-off. Current GE director Stephen Angel is expected to serve on both the GE Aerospace Board and the GE Vernova board, and GE directors Paula Rosput Reynolds and Jessica Uhl are expected to transition from the GE Board to the GE Vernova board and senior leadership team, respectively, at the time of the spin-off. GE Vernova's CEO Scott Strazik and five new independent directors will also be part of the GE Vernova board as GE Vernova becomes a public company. In November 2023, we also announced two new additions to the GE Board: Margaret Billson and Thomas Enders. They bring decades of relevant experience and will continue with the GE Aerospace Board. Ms. Billson and Mr. Enders were recommended as directors by other directors.

Director Selection Process

Our Governance Committee, together with the full Board, is responsible for establishing criteria, screening candidates and evaluating the qualifications of persons who may be considered for service on our Board. The Governance Committee considers all shareholder recommendations for director candidates. The following describes the Board's selection process:

1 SUCCESSION PLANNING

The Governance Committee prioritizes experiences and attributes to support the current and long-term needs of the company, within the context of the current Board structure, diversity, and mix of skills and experience.

2 IDENTIFICATION OF CANDIDATES

The Governance Committee engages in a search process to identify qualified director candidates, which may include the use of an independent search firm, and assesses candidates' skills, experience and background and their alignment with the company's portfolio and strategy.

3 INTERVIEWING CANDIDATES

Qualified director candidates are typically interviewed by the Chairman and CEO, Governance Committee chair, lead director and other members of the Governance Committee, as well as other members of the Board and management, as necessary.

4 DECISION AND NOMINATION

After determining that the director candidates meet the priorities established by the Governance Committee and will serve in the best interests of the company and its shareholders, the Governance Committee recommends, and the full Board approves, director candidates for appointment to the Board and election by shareholders.

5 ELECTION

The shareholders consider the nominees and elect directors by majority vote to serve one-year terms.

6 ONGOING ASSESSMENT

On an ongoing basis, including in connection with the annual Board self-evaluation and setting the director slate for the annual meeting, the Governance Committee regularly assesses the composition of the Board to maintain alignment with the Company's strategy and other priorities.

Director Recruitment Priorities

RECRUITMENT PRIORITIES GOING FORWARD

- Aerospace domain expertise
- Operational experience
- Capital allocation / finance
- Government / regulatory
- Technology / digital
- Diversity

DIRECTOR "MUST-HAVES"

- Leadership experience
- Highest personal & professional ethics
- Integrity & values
- Passion for learning
- Inquisitive & objective perspective
- Sense of priorities & balance

HOW YOU CAN RECOMMEND A CANDIDATE

Write to the Governance Committee, c/o Corporate Secretary, at 1 Neumann Way, Evendale, OH 45215 and include all information that our by-laws require for director nominations.

HOW WE REFRESH THE BOARD

- **Board evaluation**. Each year, the Board assesses its effectiveness through a thorough evaluation at the Board and committee levels to assess the effectiveness of the directors in working together in the long-term interest of the company. See How We Evaluate the Board's Effectiveness on page 17.
- **Term limits**. The Board has a 15-year term limit for independent directors.
- **Age limits**. With limited exceptions, directors may not be renominated to the Board after their 75th birthday.

See the Board's Governance Principles (see Helpful Resources on page 69) for more information on these policies.

Important Factors in Assessing Board Composition

The Governance Committee strives to maintain an independent Board with broad and diverse experience and judgment that is committed to representing the long-term interests of our shareholders. The Governance Committee considers a wide range of factors when selecting and recruiting director candidates, including:

Creating an experienced, qualified Board with high personal integrity and character, and expertise in areas relevant to GE.

The Governance Committee seeks directors who possess extraordinary leadership qualities and demonstrate a practical understanding of organizations, processes, people, strategy, risk management and how to drive change and growth. Additionally, we believe directors should have experience in identifying and developing talent, given the Board's role in human capital management and succession planning. In addition to these threshold qualities, we seek directors who bring to the Board specific types of experience relevant to GE and the company's strategy.

Enhancing the Board's diversity of background.

For decades, GE has been committed to building a diverse Board comprising individuals from different backgrounds and with a range of experiences and viewpoints. The Governance Committee considers attributes such as race, ethnicity, gender, cultural background and professional experience when reviewing candidates for the Board and in assessing the Board's overall composition. The Board is committed to using refreshment opportunities to strengthen its diversity. Additionally, the Governance Committee is committed to considering the candidacy of women and racially and ethnically diverse candidates for future vacancies on the Board. To accomplish this, the Governance Committee will continue to require that search firms engaged by GE include a robust selection of women and racially and ethnically diverse candidates in prospective director candidate pools. The Governance Committee reviews its effectiveness in balancing these considerations when assessing the composition of the Board.

Complying with regulatory requirements and the Board's independence guidelines.

The Governance Committee considers regulatory requirements affecting directors, including potential competitive restrictions. It also looks at other positions the director has held or holds (including other board memberships), and the Board reviews director independence.

How We Assess Board Size

The Governance Committee considers Board size each year in connection with proposing the slate of directors for the Annual Meeting, consistent with the Board's Governance Principles (see Helpful Resources on page 69). The Governance Committee considers the Board's annual self-evaluations, assessment of trends with peer companies and investor feedback, and the Board anticipates it will continue to maintain approximately the same size as of the Annual Meeting.

BOARD SKILLS AND EXPERIENCE



AEROSPACE & DEFENSE SECTOR

6/10

We have added directors with business leadership or other experience in the aerospace sector, and this expertise supports the Board's engaged oversight. Directors with senior military or government experience also bring an important perspective and understanding of our defense customers.



OPERATIONS

9/10

We have sought directors with operational experience at other large companies or organizations, as we seek to drive continuous improvements in our business operations and execution.



PUBLIC COMPANY CEO EXPERIENCE

6/10

Directors who have served as CEOs for other public companies bring valuable perspective and experience to assist the Board in evaluating and advising our CEO on strategy, performance, culture and other matters.



FINANCE & ACCOUNTING

8/10

GE uses a broad set of financial metrics to measure its performance, and accurate financial reporting and robust auditing are critical to our success. We have a number of directors who qualify as audit committee financial experts, and we expect all of our directors to have an understanding of finance and financial reporting processes.



INVESTOR / CAPITAL ALLOCATION

6/10

To promote strong alignment with our investors, we have added directors who have experience overseeing investments or in making investment or capital allocation decisions. We believe that these directors can help focus management and the Board on the most critical value drivers for the company, including with respect to providing strategic insights and oversight for our capital allocation and setting executive compensation targets and objectives.



GLOBAL

10/10

We seek directors with global business experience because GE's continued success depends on continuing to grow our businesses outside the United States. For example, in 2023, 57% of our revenue was attributable to activities outside the United States. Directors with global experience offer valuable cultural perspectives to the Board that help us better understand opportunities and navigate challenges in global markets.

Governance

Board Leadership Structure

GE believes that independent board oversight is an essential component of strong corporate performance. We also believe that the decision as to whether the positions of Chairman and CEO should be combined or separated, and whether an executive or an independent director should serve as the Chairman should be based upon the circumstances facing the company. Maintaining flexibility on this policy allows the Board to choose the leadership structure that will best serve the interests of the company and its shareholders at any particular time.

WHY OUR BOARD LEADERSHIP STRUCTURE IS APPROPRIATE FOR GE AT THIS TIME. The Board continues to believe that its current leadership structure, which has a combined role of Chairman and CEO, counterbalanced by a strong independent Board led by a lead director and independent directors chairing each of the Board committees, is in the best interests of GE and its shareholders. In the Board's view, this structure allows Mr. Culp, as Chairman and CEO, to drive strategy and agenda setting at the Board level, while maintaining responsibility for executing on that strategy as CEO. At the same time, our lead director, Thomas Horton, works with Mr. Culp to set the agenda for the Board and also exercises additional oversight on behalf of the independent directors. In addition, the Board believes that combining the roles of Chairman and CEO is important to provide clarity on decision-making and accountability as we execute on our strategic transformation into three independent companies, and any potential conflicts that might result from combining the roles can be effectively mitigated through the duties of our lead director. The Board will continue to review the appropriateness of this structure and consider shareholder feedback from our ongoing engagements.

HOW WE SELECT THE LEAD DIRECTOR. The Governance Committee reviews potential candidates' qualifications and attributes, including leadership and previous public company experience, and considers feedback from the current lead director, other Board members and the Chairman. The Governance Committee then makes a recommendation to the Board's independent directors, who after review, elect the lead director. Thomas Horton, former Chairman and CEO of American Airlines, was first elected as the lead director in September 2018.

The Lead Director's Role

The lead director has the following responsibilities (and may also perform other functions at the Board's request), as detailed in the Board's Governance Principles:

- **Board leadership** — provides leadership to the Board in any situation where the Chairman's role may be perceived to be in conflict, and chairs Board meetings in the absence of the Chairman

- **Board agenda, schedule & information** — approves the agenda (with the ability to add agenda items), schedule and information sent to directors and calls additional meetings as needed

- **Leadership of independent director meetings** — calls and leads independent director meetings, which are regularly scheduled (in addition to the numerous informal sessions that occur throughout the year) without any management directors or GE employees present

- **Chairman-independent director liaison** — regularly meets with the Chairman and serves as liaison between the Chairman and the independent directors (although every director has direct access to the Chairman)

- **Shareholder communications** — makes himself/herself available as the primary Board contact for direct communication with our significant shareholders

- **Board governance processes** — works with the Governance Committee to guide the Board's governance processes, including the annual Board self-evaluation and the annual Chairman's evaluation

- **Board leadership structure review** — oversees the Board's periodic review and evaluation of its leadership structure

- **Committee chair selection** — advises the Governance Committee in choosing committee chairs

 **CHAIRMAN OF THE BOARD & CEO**

 **LEAD DIRECTOR**
elected solely by independent directors

  **CHAIRS**
The chairs of our Audit, Compensation and Governance committees are independent



Considerations in selecting current lead director:
THOMAS HORTON



Mr. Horton was first elected to our Board at the 2018 Annual Meeting. During his tenure on our Board, he has established strong working relationships with his fellow directors and garnered their trust and respect. Furthermore, he has demonstrated strong leadership skills, independent thinking and a deep understanding of our businesses and their industries.

The independent directors' decision to select Mr. Horton as lead director took into account the tenures and capabilities of each independent director, along with a potential candidate's willingness and ability to serve as lead director, understanding that the position entails significant responsibility and time commitment. The Board considered that Mr. Horton also serves as lead independent director for Walmart. However, in reviewing Mr. Horton's time commitment at Walmart, the independent directors noted that Walmart has three separate positions for CEO, chairman, and lead independent director, which mitigated concerns about Mr. Horton's ability to dedicate sufficient time to the role as GE's lead director under the circumstances.

Board Operations

Full Board

7 meetings in 2023

Independent Director Meetings

The independent directors meet periodically in executive sessions at scheduled Board meetings. They may have other special meetings throughout the year. These executive sessions are designed to promote candor and discussion of matters in a setting that is independent of the Chairman and CEO. The lead director chairs each of these executive sessions.



Chairman
H. Lawrence Culp, Jr.



Lead Director
Thomas Horton

2023 Areas of Focus

- Long-term strategy, including oversight of our strategic transformation
- Readiness and execution of planned spin-offs
- Capital structure and liquidity, particularly in connection with our plan to create three investment grade rated public companies

- Business operating and performance reviews, including visits to GE Aerospace and GE Vernova business facilities and factories
- Strategy for the energy transition and climate change
- Management succession planning
- Enterprise risk management

A Typical GE Board Meeting

During 2023, the Board held seven regularly scheduled meetings. Five regularly scheduled meetings were held in-person and two regularly scheduled meetings were held virtually, and the schedules were adjusted to accommodate director participation from different time zones.

1 BEFORE THE MEETING

Board committee chairs: prep meetings with management and auditors
Management: internal prep meetings

2 THURSDAY (DAY 1)

Daytime: Board committee meetings & Board meeting
Evening: informal gathering with senior business leaders and/or Board working dinner

3 FRIDAY (DAY 2)

Daytime: full Board meeting (including reports from each committee chair) followed by an executive session; also periodic independent director sessions

4 AFTER THE MEETING

Management: debrief sessions to discuss & respond to Board follow-up items

Our Board recognizes that its oversight of our strategic priorities and responsibility to GE shareholders requires a personal and professional commitment that extends well beyond regularly scheduled Board meetings. Ongoing and meaningful engagement with the business is critical to staying informed and provides the type of insight that allows our directors to provide effective guidance to our leadership team and to engage in constructive dialogue with each other. During 2023, in addition to the regularly scheduled Board and committee meetings, directors participated in business and strategy review sessions and visited various GE sites and facilities.

Governance

Board Committees in 2023

COMMITTEE COMPOSITION

Listed to the right are the members of each committee as of December 31, 2023.

Independence. All committee members satisfied the NYSE's and GE's definitions of independence, during the time they served on their applicable committee.

COMMITTEE OPERATIONS

Each committee meets periodically throughout the year, reports its actions to the Board, receives reports from senior management, annually evaluates its performance and can retain outside advisors. Formal meetings are typically supplemented with additional calls and sessions.

COMMITTEE RESPONSIBILITIES

The key responsibilities of each committee in 2023 are listed to the right. For more detail, see the Governance Principles and committee charters (see Helpful Resources on page 69).

Audit	Governance & Public Affairs	Management Development & Compensation
10 meetings in 2023	6 meetings in 2023	4 meetings in 2023
		
Chair Isabella Goren **Other Members** Lesjak, Reynolds & Uhl	**Chair** Paula Rosput Reynolds **Other Members** Bazin, Horton, Lesjak & McDew	**Chair** Stephen Angel **Other Members** Bazin & Garden

KEY RESPONSIBILITIES AND AREAS OF RISK OVERSIGHT

• Oversees GE's independent auditor, including the audit plan and budget, and monitors independence and performance • Oversees the effectiveness of GE's financial reporting processes and systems • Discusses with auditor and management key reporting practices (including non-GAAP measures), critical audit matters and new accounting standards • Monitors the effectiveness of GE's internal controls • Reviews and evaluates the scope and performance of the internal audit staff and compliance program • Oversees the company's enterprise risk management and cybersecurity programs • Monitors GE's significant litigation and investigations • Oversees external reporting on sustainability matters in coordination with the Governance Committee	• Oversees the Board's governance processes, including all significant governance policies and procedures • Oversees company policies and strategies related to climate change, political spending & lobbying, human rights, and environment, health & safety • Oversees the development of the company's priorities and external reporting related to sustainability and ESG matters • Reviews and makes recommendations to the Board with respect to director independence • Reviews Board composition and compensation and identifies new directors for GE • Oversees Board and committee self-evaluations • Reviews conflicts of interest, as applicable	• Oversees GE's executive compensation policies, practices and programs • Reviews material elements of executive compensation, including equity awards, deferred compensation, severance and perquisites • Oversees and approves goals and objectives for performance-based equity awards and evaluates performance against those goals • Evaluates and approves compensation of the CEO • Reviews risk assessment of compensation policies and practices • Oversees development of executive succession plans, including recruitment, development and retention efforts for all employees • Oversees strategies and policies related to human capital management, including matters such as diversity, equity and inclusion, workplace environment and culture, and talent recruitment, development, engagement and retention

OUR PATH FORWARD – RECENT ACTIVITIES AND KEY FOCUS AREAS

• Overseeing the carve-out audits for GE Vernova, preparation of the Form 10 registration statement and standalone readiness of the compliance, internal audit, digital technology, enterprise risk and other key functions in connection with the spin-off	• Leading the director recruitment efforts for both the GE Aerospace and GE Vernova boards of directors • Reviewing Board leadership structure, committee composition and director compensation	• Overseeing talent recruitment, development and placement / retention in connection with the planned GE Vernova spin-off • Tailoring executive compensation and related programs in line with these changes

Key Areas of Board and Committee Oversight

Strategy

The Board has oversight responsibility for management's establishment and execution of corporate strategy, and elements of strategy are discussed at every regularly scheduled Board meeting. The Board also engages directly with the leaders of GE's businesses and regularly reviews the businesses' strategic and operational priorities, competitive environment, market challenges, economic trends and regulatory developments. GE's annual long-term strategy process focuses on key strategic questions identified for each business. The leadership teams from the businesses discuss these questions, and their business priorities for the coming year as informed by the long-term strategy process, with the Board during strategy sessions. A long-term orientation and these key strategic questions continue to be integrated with how we set multi-year priorities across our businesses, as well as our budgets and operational and financial objectives. The Board at meetings throughout the year also regularly discusses capital allocation plans, the company's performance against its operating plan and annual budget and potential mergers, acquisitions and dispositions with a view toward alignment with our strategic priorities.

OUR PATH FORWARD	In 2021, the full Board conducted a rigorous portfolio and business strategy review over several months, culminating in the announcement of the plan to separate GE's businesses into three industry-leading public companies, focusing on the growth sectors of healthcare, aviation and energy. In January 2023, we completed a spin-off to separate GE HealthCare, creating a global leader in precision healthcare. During 2023, the Board remained closely engaged with our ongoing execution for this strategic transformation, while also continuing to conduct rigorous reviews of business strategy and performance. The Board continues to oversee the strategic transformation as we work to finalize the second spin-off that will launch GE Vernova and GE Aerospace as standalone companies in April 2024.

Sustainability

GE is rising to the challenge of building a world that works, with a focus on opportunities for our technology in the future of smarter and more efficient flight and the energy transition to drive decarbonization. In connection with the planned spin-off, we have worked across GE to focus on the critical global needs in energy and aviation, merging the legacy of GE's technology and culture and the best-in-class expertise of modern sustainability programs.

We recognize the importance of these topics to our shareholders and other stakeholders, and sustainability is a driving force behind the work we do and the company's long-term value. More information that may be of interest to a variety of stakeholders about GE's sustainability approach, priorities and performance, including about safety, greenhouse gas emission reductions for our own operations and for our products, including Scope 3 emissions from use of sold products, environmental stewardship, diversity and inclusion, supply chain and human rights and other matters, can be found in our Sustainability Report. Among other things, the Sustainability Report includes our ambition to be a net zero company by 2050, targets for reducing Scope 1 and Scope 2 emissions, Scope 3 reporting for use of sold products and TCFD-aligned reporting on climate-related risks.

Sustainability is an integrated aspect of how we think about strategy and risk. Our Board and management believe the long-term interests of shareholders are advanced by responsibly addressing the concerns of other stakeholders and interested parties including employees, recruits, customers, suppliers, GE communities, government officials and the public at large. We believe the integration of a sustainability lens with our daily operations, culture and company priorities is important to driving results. At the Board level, these topics often span multiple functional categories and areas of oversight, and therefore oftentimes involve discussion at the full Board level rather than individual committees. In addition, our Governance Committee has oversight responsibility for GE's priorities and external reporting related to sustainability matters, and our Audit Committee also plays a role in the oversight of such external reporting, including reporting on these matters in SEC filings and data quality related to this reporting. For additional reporting on sustainability and ESG matters, see our ESG webpages and our 2022 Sustainability Report which was published in June 2023 (see Helpful Resources on page 69).

Enterprise Risk Management

Risk assessment and risk management are the responsibility of the company's management, and the Board has oversight responsibility for those processes. The Audit Committee assists with the oversight of the company's enterprise risk management framework, and the Board has also delegated specific risk oversight responsibility to committees of the Board based on the expertise of those committees. Our Governance Principles and committee charters define the risk areas for which each committee has ongoing oversight responsibility, while the Board as a whole focuses on the most significant risks facing the company. Throughout the year, the Board and the committees to which it has delegated responsibility dedicate a portion of their meetings to review and discuss specific risk topics in greater detail.

During 2023, GE's Chief Risk Officer coordinated the company's enterprise risk management framework and reported regularly to the Audit Committee and the full Board on risk topics. Reviews with the Audit Committee or Board have included discussions of top enterprise risks, risk management processes at the GE business-level, and risks related to the company's strategic planning and priorities. Additionally, during 2023, the Audit Committee spent significant time reviewing key risks and standalone readiness related to the GE Vernova spin-off.

We typically organize enterprise risks into the broad categories of strategic, operational, financial, legal and compliance, and reputational risks. Risks identified through our risk management processes are prioritized and, depending on the probability and severity of the risk as well as the immediacy of the risk assessed, escalated as appropriate. Senior management discusses these risks regularly with the risk owners within the businesses or at the corporate level. Risk leaders within the businesses and corporate functions are responsible for identifying key risks and presenting risk assessments to senior management and, when appropriate, to the full Board or the relevant Board committee. For example, each GE business discusses its top enterprise risks during quarterly operating reviews, as well as risk mitigation strategies and other related considerations. In addition, at regularly scheduled Board meetings, GE business leaders review their risk management programs and top risks with the Audit Committee, which is responsible for the oversight of GE's overall enterprise risk management framework. The GE business leaders also present periodically to the full Board. For a discussion of key risks that could have a material adverse effect on our business, reputation, financial position and results of operations, please refer to the Risk Factors section of our Annual Report on Form 10-K for the year ended December 31, 2023.

Board Governance Practices

Our Board seeks to operate with the highest degree of effectiveness, supporting a dynamic boardroom culture of independent thought and intelligent debate on critical matters. We take a comprehensive, year-round view of corporate governance and our adoption of best practices impacts our leadership structure, Board composition and recruitment, director engagement, and accountability to shareholders. Our Board and committee evaluation process allows for annual assessment of our Board practices and the opportunity to identify areas for improvement.



ENGAGED INDEPENDENT OVERSIGHT

BOARD OPERATIONS
- Frequent, regularly scheduled Board calls
- Director business visits
- Open access to senior management and information
- Executive sessions with the CEO scheduled for each regular Board meeting
- Executive sessions with just the independent directors periodically throughout the year
- Access to third-party advisors

INCORPORATION OF FEEDBACK

ANNUAL GOVERNANCE REVIEW
- Review and update corporate governance practices based on evolving best practices and stakeholder feedback

ANNUAL SELF EVALUATION
- Formal Board and committee self-evaluation conducted by lead director or independent third-party
- Feedback incorporated in Board practices

SHAREHOLDER OUTREACH
- Regular year-round engagement with shareholders

GOVERNANCE PRACTICES

ACCOUNTABILITY TO SHAREHOLDERS
- Proxy access for director candidates nominated by shareholders
- Majority voting standard for uncontested director elections
- Annual election of all directors

GOVERNANCE PRINCIPLES
- Robust lead director functions
- Term and age limits for directors
- Stock ownership and holding guidelines for directors
- Prohibition on stock hedging and pledging

BOARD COMPOSITION

DIRECTOR RECRUITMENT
- Seek directors with relevant expertise for future strategy and broad perspectives based on Board self-evaluation

DIVERSE, INDEPENDENT BOARD WITH MIX OF TENURES
- Set Board size to encourage robust discussion and engagement, while maintaining diverse perspectives

DIRECTOR EDUCATION
- Orientation program to complement the recruitment process
- Briefing sessions on topics that present particular risks and opportunities to the company
- Site visit to GE and customer facilities

How We Evaluate the Board's Effectiveness

Annual Evaluation Process

The Governance Committee oversees and approves the annual formal Board evaluation process and determines whether it is appropriate for the evaluations to be conducted by the lead director or an independent consultant each year. In 2023, the evaluation process was conducted by Mr. Horton as lead director.

1 WRITTEN QUESTIONNAIRES

Directors completed written questionnaires, which are benchmarked and refreshed each year focusing on the performance of the Board and each of its committees.

2 INDIVIDUAL INTERVIEWS

The lead director conducted one-on-one interviews with each member of the Board focused on:

- reviewing the Board's and its committees' performance over the prior year; and
- identifying areas for potential enhancements of the Board's and its committees' processes going forward.

3 DISCUSSION OF RESULTS

The lead director reviewed the written questionnaires and interview responses with the chairs of each committee and then met with the full Board to discuss the findings from the evaluation.

4 USE OF FEEDBACK

The Board and each of its committees developed plans to take actions based on the results, as appropriate.

Shareholder Engagement in 2023

We have ongoing and robust engagement with our shareholders that includes governance-focused engagement meetings throughout each year. We value being close to our shareholders and hearing their feedback directly, as we seek to continuously improve GE's performance, programs and reporting. During the past year, we engaged with shareholders representing approximately 49% of our outstanding shares and approximately 64% of our outstanding shares held by institutional investors. The governance engagements highlighted below are in addition to the regular discussions that our senior leadership and Investor Relations teams have with many institutional and retail shareholders, which often include governance, sustainability and similar matters as well.

Regular Outreach to Engage with Shareholders



FALL
Conduct meetings with our investors to discuss governance, compensation and sustainability priorities, practices and shareholder feedback

WINTER
Review feedback from fall meetings with the Board and use it to make appropriate governance changes and enhance disclosures

Our Governance Engagement Program
Outreach in 2023: 40+ meetings held

SUMMER
Review shareholder votes at our most recent Annual Meeting and current trends and best practices in corporate governance

SPRING
Conduct follow-up conversations with our shareholders to address important annual meeting issues

Taking Actions Informed by Shareholder Feedback

STRATEGY See Page 16 ▶

- **Executing on plan to launch three independent companies.** In January 2023, we completed the separation of our HealthCare business with the spin-off of GE HealthCare. We continue to work towards our planned launch of GE Vernova and GE Aerospace as independent public companies on April 2, 2024.

BOARD OF DIRECTORS See Page 5 ▶

- **Named two new directors** with aerospace industry and operating expertise to the GE Board, to continue as directors of GE Aerospace following the planned GE Vernova spin-off.
- **Announced GE Vernova board of directors.** The GE Vernova board will bring together directors with a broad mix of deep domain and other relevant experience expertise.

EXECUTIVE COMPENSATION See Pages 31 & 32 ▶

- **Compensation decisions for NEOs.** Again this year, annual bonuses for our named executives were formulaic and based only on predetermined performance targets for our businesses.
- **GE Aerospace incentive compensation design.** GE Aerospace is committed to strengthening alignment with shareholders through the inclusion of multi-year financial targets in the performance stock unit design. The design for these awards will be reviewed by the GE Aerospace Board and Compensation Committee after the spin-off of GE Vernova.

SUSTAINABILITY See Page 16 ▶

- **Continued to strengthen reporting.** We published our third annual Sustainability Report, which incorporated our updated reporting on diversity, human rights and other areas of shareholder interest.
- **Climate reporting.** We continued to refine our reporting of Scope 3 emissions for use of sold products for our Power and Aerospace businesses, with updated business-specific views of the technology roadmaps to make progress toward net zero by 2050.

Other Governance Policies & Practices

Director Attendance at Meetings

The Board expects directors to attend all meetings of the Board and the committees on which the director serves as well as the Annual Meeting.

BOARD/COMMITTEE MEETINGS. In 2023, each of our current directors attended at least 75% of the meetings held by the Board and committees on which the member served during the period the member was on the Board or committee. Average attendance by our directors for these meetings was 94% during 2023.

ANNUAL MEETING. All of our director nominees that were then-serving directors attended the 2023 Annual Meeting.

Board Integrity Policies

CODE OF CONDUCT. All directors, officers and employees of GE must act ethically at all times and in accordance with GE's code of conduct (*The Spirit & The Letter*). Under the Board's Governance Principles, the Board does not permit any waiver of any ethics policy for any director or executive officer. *The Spirit & The Letter*, and any amendments to the code that we are required to disclose under SEC rules, are posted on GE's website (see Helpful Resources on page 69).

CONFLICTS OF INTEREST. All directors are required to recuse themselves from any discussion or decision affecting their personal, business or professional interests. If an actual or potential conflict of interest arises, the director is required to promptly inform the chairman/CEO and the lead director. The Governance Committee reviews any such conflict of interest. If any significant conflict cannot be resolved, the director involved is expected to resign.

Limits on Director Service on Other Public Boards

GE POLICY. As discussed in detail in the Board's Governance Principles, and summarized in the table below, the Board has adopted policies designed to help ensure that all our directors have sufficient time to devote to GE matters. The Board reviews compliance with these policies in connection with approving the director slate for election at the annual meeting. All director nominees are in compliance with the policies below.

	PERMITTED # OF PUBLIC COMPANY BOARDS (INCLUDING GE)
Public company executives	2*
Other directors	4

	PERMITTED # OF PUBLIC COMPANY AUDIT COMMITTEES (INCLUDING GE)
Audit Committee member	3**

	OTHER RESTRICTIONS
Lead Director	Typically, should not serve as lead director, chair or CEO of another public company

* Service on the board of a public company for which a director serves as an executive, together with service on the board of any public company subsidiary or public affiliates as part of the director's executive responsibilities, counts as one board for purposes of this limit.

** Unless the member is a retired certified public accountant, CFO, controller or has similar experience in which case the limit for such member is four public company audit committees (including GE) if the Board affirmatively determines that such service does not impair service on GE's Audit Committee.

HOW LIMITS WERE APPLIED TO HORTON. In appointing Mr. Horton as lead director, the independent directors considered the fact that Mr. Horton is also the lead director for Walmart. In reviewing Mr. Horton's time commitment at Walmart, the independent directors noted that Walmart has three separate positions for CEO, chairman and lead independent director, mitigating the potential time commitment of the lead director. The Board determined that Mr. Horton could serve in both roles under the circumstances.

HOW YOU CAN FIND MORE INFORMATION ABOUT OUR GOVERNANCE PRACTICES

Each year we review GE's governance documents and update them as appropriate. These documents include the Board's Governance Principles — which include our director qualifications and director independence guidelines — as well as Board committee charters. The web links for these materials can be found under Helpful Resources on page 69.

HOW YOU CAN COMMUNICATE WITH YOUR BOARD

The Audit Committee and the independent directors have established procedures to enable anyone who has a comment or concern about GE's conduct — including any employee who has a concern about our accounting, internal accounting controls or auditing matters — to communicate that comment or concern directly to the lead director or to the Audit Committee. Information on how to submit these comments or concerns can be found on GE's website (see Helpful Resources on page 69).

How We Assess Director Independence

BOARD MEMBERS. The Board's Governance Principles require all non-management directors to be independent. All of our director nominees (shown under Election of Directors on page 5) other than Mr. Culp are independent. In addition, Paula Rosput Reynolds, who will transition to the GE Vernova board at the time of the GE Vernova spin-off, Risa Lavizzo-Mourey and Tomislav Mihaljevic, who served on the GE Board until January 3, 2023, and Francisco D'Souza and Leslie Seidman, who served on the GE Board until the 2023 Annual Meeting, were each determined to be independent during the period they served on the GE Board. Jessica Uhl was determined to be independent until her appointment as President of GE Vernova on January 22, 2024; with the commencement of that management role Ms. Uhl is no longer independent, and stepped down from the Audit Committee. Ms. Uhl will leave the GE Board at the time of the GE Vernova spin-off.

- **The Board's guidelines.** For a director to be considered independent, the Board must determine that he or she does not have any material relationship with GE. The Board's guidelines for director independence conform to the independence requirements in the New York Stock Exchange's (NYSE) listing standards. In addition to applying these guidelines, which you can find in the Board's Governance Principles (see Helpful Resources on page 69), the Board considers all relevant facts and circumstances when making an independence determination.
- **Applying the guidelines in 2023.** In assessing director independence for 2023, the Board considered relevant transactions, relationships and arrangements, including relationships among Board members, their family members and the company, as described below.

COMMITTEE MEMBERS. All members of the Audit Committee, Management Development & Compensation Committee, and Governance Committee must be independent, as defined by the Board's Governance Principles. Committee members must also meet additional committee-specific standards:

- **Heightened standards for Audit Committee members.** Under a separate SEC independence requirement, Audit Committee members may not accept any consulting, advisory or other fees from GE or any of its subsidiaries, except compensation for Board service.
- **Heightened standards for members of the Management Development & Compensation and Governance Committees.** As a policy matter, the Board also applies a separate, heightened independence standard to members of the Management Development & Compensation and Governance Committees: no member of either committee may be a partner, member or principal of a law firm, accounting firm or investment banking firm that accepts consulting or advisory fees from GE or a subsidiary. In addition, in determining that Management Development & Compensation Committee members are independent, NYSE rules require the Board to consider their sources of compensation, including any consulting, advisory or other compensation paid by GE or a subsidiary.

The Board has determined that all members of the Audit, Management Development & Compensation and Governance Committees are independent and also satisfy applicable committee-specific independence requirements.

Relationships and Transactions Considered for Director Independence

The Board considered the following relationships and transactions in making its determination for director independence.

TRANSACTIONS CONSIDERED FOR DIRECTOR INDEPENDENCE

DIRECTOR/NOMINEE	ORGANIZATION	RELATIONSHIP	SALES TO GE <1% OF OTHER COMPANY'S REVENUES	PURCHASES FROM GE <1% OF OTHER COMPANY'S REVENUES	INDEBTEDNESS TO GE <1% OF GE'S ASSETS
Bazin	AccorHotels	Chair & CEO	✔	N/A	N/A
Horton	Global Infrastructure Partners	Partner	✔	N/A	N/A
Mihaljevic*	Cleveland Clinic	CEO & President	✔	✔	N/A
Uhl**	GE Vernova	President	N/A	N/A	N/A
All directors	Various charitable organizations	Executive, director or trustee	Charitable contributions from GE <1% of the organization's revenues		

* Dr. Mihaljevic served as our director until January 3, 2023, at which point he transitioned from the GE Board to the GE HealthCare board.

** In January 2024, Ms. Uhl joined GE Vernova as President and ceased to be independent. See page 23 for additional information.

Governance

Related Person Transactions & Other Information

HOW WE REVIEW AND APPROVE TRANSACTIONS. We review all relationships and transactions in which the company and our directors and executive officers or their immediate family members participate if the amount involved exceeds $120,000. The purpose of this review is to determine whether they have a material interest in the transaction, including an indirect interest. The company's legal staff is primarily responsible for making these determinations based on the relevant facts and circumstances, and for developing and implementing processes and controls for obtaining information about these transactions from directors and executive officers. In addition, the Governance Committee reviews and approves any such related person transaction. As described in the Governance Principles, which are available on GE's website (see Helpful Resources on page 69), in the course of reviewing and approving a disclosable related person transaction, the Governance Committee considers the factors described below. As SEC rules require, we disclose in our proxy statement all such transactions that are determined to be directly or indirectly material to a related person. Since January 1, 2023, there have been no related person transactions that met the requirements for disclosure in this proxy statement.

FACTORS USED IN ASSESSING RELATED PERSON TRANSACTIONS
• Nature of related person's interest in transaction
• Material transaction terms, including amount involved and type of transaction
• Importance of transaction to related person and GE
• Whether transaction would impair a director or executive officer's judgment to act in GE's best interest
• Any other matters the committee deems appropriate, including any third-party fairness opinions or other expert reviews obtained in connection with the transaction

For a description of shareholder derivative lawsuits involving certain current and former GE executives and members of the Board, refer to Note 24. Commitments, Guarantees, Product Warranties and Other Loss Contingencies in GE's financial statements in our Annual Report on Form 10-K for 2023.

Independent Oversight of Political Spending

The Governance Committee, composed solely of independent directors, oversees the company's political spending and lobbying. This includes political and campaign contributions as well as any contributions to trade associations and other tax-exempt and similar organizations that may engage in political activity. As part of its oversight role in public policy and corporate social responsibility, the Governance Committee is responsible for the following:

• **Policy oversight.** A yearly review of GE's political spending policies and lobbying practices.
• **Budget oversight.** Approval of GE's annual budget for political activities.
• **Reporting.** Oversight of a report on the company's political spending, which is updated twice each year and made available on our ESG website (see Helpful Resources on page 69).

GE currently discloses the names of all trade associations receiving more than $50,000 from the company, including the portion of the company's payment used for lobbying or political expenditures, as well as any contributions to 501(c)(4) organizations, beginning with contributions made in 2018. GE's political spending has declined in recent years, and in 2023 GE did not contribute any corporate funds to political campaigns, committees or candidates for public office.

Director Compensation for 2023

The compensation program for independent directors was designed to achieve the following goals:

- **Fairly pay directors** for the work required at a company of GE's size and scope, as benchmarked against our peer group;
- **Align directors' interests** with the long-term interests of GE shareholders; and
- **Be simple, transparent and easy** for shareholders to understand.

2023 Annual Director Compensation

OVERVIEW. Our independent directors received annual 2023 compensation as shown in the table below, which remained unchanged from the 2022 compensation program. There are no additional meeting fees. The lead director and members of our Board committees received additional compensation due to the workload and broad responsibilities of these positions.

All independent directors	$	275,000
Lead director	$	50,000
Audit Committee members	$	35,000
Management Development & Compensation Committee members	$	25,000
Governance & Public Affairs Committee members	$	10,000

- **Form of payment.** 40% in cash and 60% in awards of deferred stock units (DSUs); directors can elect to defer some or all of the cash portion and instead receive additional DSUs
- **Time of payment.** Quarterly installments in arrears
- **Multiple committees.** If a director serves on more than one committee, the additional compensation applies separately for each committee
- **Limit on director compensation.** $1,000,000 annually, including cash & equity but excluding amounts awarded under the Charitable Award Program (which is closed for all current and future directors)

HOW DEFERRED STOCK UNITS WORK. Each DSU is equal in value to a share of GE stock and is fully vested upon grant but does not have voting rights. To calculate the number of DSUs to be granted, we divide the target value of the DSUs by the average closing price of GE stock for the 20 days preceding and including the grant date. DSUs accumulate quarterly dividend-equivalent payments, which are reinvested into additional DSUs. The DSUs are paid out in cash beginning one year after the director leaves the Board. Directors may elect to take their DSU payments as a lump sum or in payments spread out for up to 10 years.

OUR PATH FORWARD

TREATMENT OF DEFERRED STOCK UNITS IN CONNECTION WITH THE SPIN-OFFS.
In the GE HealthCare spin-off in January 2023, each then-current or former director of GE that held outstanding DSUs denominated in GE stock as of the GE HealthCare spin-off retained his or her GE-denominated DSUs and received additional DSUs from GE denominated in shares of GE HealthCare common stock based on the shareholder distribution ratio utilized for the GE HealthCare spin-off. As this treatment is consistent with the manner in which GE shareholders received GE HealthCare shares in the spin-off, it promotes alignment with GE shareholders for directors through the execution of our planned business separations. We expect to treat outstanding DSUs held by current or former GE directors similarly for the upcoming GE Vernova spin-off.

Governance

OTHER COMPENSATION. Our independent directors may also receive the following benefits:

- **Matching Gifts Program**. Independent directors may participate in the GE Foundation's Matching Gifts Program on the same terms as GE employees. Under this program, the GE Foundation matches for each participant up to $5,000 for annual contributions to approved charitable organizations. The GE Foundation Matching Gifts Program was closed to new donations at the end of 2023.
- **Charitable Award Program**. Each director who joined the Board before 2016 was permitted to, upon leaving the Board, designate up to five charitable organizations to share in a $1 million GE contribution. Directors were not permitted to choose a private foundation with which they are affiliated. The Board terminated this program for new directors in 2015. Francisco D'Souza, who retired from the Board in May 2023, was the last director eligible to participate in the Charitable Award Program.
- **Incidental Board Meeting Expenses**. The company occasionally provides travel and sponsors activities for spouses or other guests of the directors in connection with Board meetings. No such expenses were incurred during 2023.

No Additional Director Compensation for Independent Directors

Independent directors do not receive any cash incentive compensation, hold deferred compensation balances (other than DSUs) or receive pension benefits. Since 2003, DSUs have been the only equity incentive compensation awarded to the independent directors; we ceased granting stock options to directors in 2002, and no independent director had stock options outstanding as of the most recent fiscal year-end. Directors who are company employees do not receive any compensation for their services as directors.

On January 22, 2024, Ms. Uhl joined GE Vernova as President, at which point she ceased to be compensated as a GE director and became entitled to receive an annual salary of $1,100,000, an annual bonus target at 100% of her salary, and an annual grant of long-term equity incentive awards valued at $3,750,000. Ms. Uhl is also eligible to participate in executive benefits consistent with other officers of her level at GE Vernova.

Share Ownership Requirements for Independent Directors

STOCK OWNERSHIP REQUIREMENTS (MULTIPLES OF ANNUAL CASH RETAINER)

5X for independent directors

All independent directors are required to hold at least $550,000 (which is five times the cash portion of their annual retainer, or $110,000) worth of GE stock and/or DSUs while serving as GE directors. A director has five years from joining the Board to meet this ownership threshold. All directors are in compliance with this requirement.

Governance

2023 Director Compensation Table

This table shows the compensation that each independent director earned for his or her 2023 Board and committee service. Mr. Garden has advised us that, pursuant to his arrangement with Trian, he transfers to Trian, or holds for the benefit of Trian and/or Trian entities, all director compensation paid to him through December 31, 2023.

NAME OF DIRECTOR	CASH FEES	STOCK AWARDS	MATCHING GIFTS	CHARITABLE AWARD	TOTAL
Stephen Angel	$ 0	$ 307,416	$ 0	N/A	$ 307,416
Sébastien Bazin	$ 0	$ 317,663	$ 0	N/A	$ 317,663
Margaret Billson*	$ 9,266	$ 14,360	$ 0	N/A	$ 23,626
Francisco D'Souza*	$ 0	$ 118,580	$ 5,000	$ 1,000,000	$ 1,123,580
Thomas Enders*	$ 9,266	$ 14,360	$ 0	N/A	$ 23,626
Edward Garden	$ 120,000	$ 184,449	$ 0	N/A	$ 304,449
Isabella Goren	$ 124,000	$ 190,598	$ 5,000	N/A	$ 319,598
Thomas Horton	$ 134,000	$ 205,968	$ 5,000	N/A	$ 344,968
Risa Lavizzo-Mourey*	$ 950	$ 1,497	$ 0	N/A	$ 2,447
Catherine Lesjak	$ 128,000	$ 196,746	$ 0	N/A	$ 324,746
Darren McDew	$ 85,500	$ 130,315	$ 0	N/A	$ 215,815
Tomislav Mihaljevic*	$ 950	$ 1,497	$ 0	N/A	$ 2,447
Paula Rosput Reynolds	$ 120,025	$ 205,212	$ 0	N/A	$ 325,237
Leslie Seidman*	$ 41,901	$ 65,839	$ 0	N/A	$ 107,740
Jessica Uhl	$ 82,099	$ 124,759	$ 5,000	N/A	$ 211,858

* Ms. Lavizzo-Mourey and Mr. Mihaljevic served as our directors until January 3, 2023, at which point they transitioned from the GE Board to the GE HealthCare board, and Mr. D'Souza and Ms. Seidman did not stand for re-election at our 2023 Annual Meeting. The amounts reported for these former directors represent compensation earned for their 2023 service as directors. Gen. McDew was elected to the GE Board effective March 30, 2023, Ms. Uhl was elected to the GE Board effective May 3, 2023, and Ms. Billson and Mr. Enders were elected to the GE Board effective December 1, 2023. Thus, the amounts reported for these directors represent pro-rated compensation earned for their 2023 service as directors.

CASH FEES. Amount of cash compensation earned in 2023 for Board and committee service.

STOCK AWARDS. Aggregate grant date fair value of DSUs granted in 2023, as calculated in accordance with SEC rules, including amounts that the directors deferred into DSUs in lieu of all or a part of their cash compensation. Grant date fair value is calculated by multiplying the number of DSUs granted by the closing price of GE stock on the grant date (or the last trading day prior to the grant date), which was $95.60 for March 31, 2023 grants, $109.85 for June 30, 2023 grants, $110.55 for September 29, 2023 grants, and $127.63 for December 29, 2023 grants. The table below shows the cash amounts that the directors deferred into DSUs in 2023 and the number of DSUs accrued as of 2023 fiscal year-end.

DIRECTOR	CASH DEFERRED INTO DSUs IN 2023	# DSUs ACCRUED AT 2023 FISCAL YEAR-END*
Stephen Angel	$ 120,000	5,953
Sébastien Bazin	$ 124,000	25,254
Margaret Billson	$ 0	113
Francisco D'Souza	$ 45,280	29,266
Thomas Enders	$ 0	113
Edward Garden	$ 0	13,799
Isabella Goren	$ 0	3,721
Thomas Horton	$ 0	15,065
Risa Lavizzo-Mourey	$ 0	13,309
Catherine Lesjak	$ 0	11,401
Darren McDew	$ 0	1,139
Tomislav Mihaljevic	$ 0	1,698
Paula Rosput Reynolds	$ 8,008	13,585
Leslie Seidman	$ 0	16,289
Jessica Uhl	$ 0	1,073

* Represents DSUs denominated in GE stock. Does not include DSUs denominated in GE HealthCare stock which were received as a result of the GE HealthCare spin-off. See Treatment of Deferred Stock Units in Connection with the Spin-Offs on page 22 for additional information.

MATCHING GIFTS. Includes contributions to approved charitable organizations under GE Foundation's Matching Gifts Program.

CHARITABLE AWARD. Includes $1,000,000 contribution under our legacy Charitable Award Program to a non-profit institution designated by Mr. D'Souza upon his retirement from the GE Board. Mr. D'Souza was the last director eligible to participate in this program.

Stock Ownership Information

Beneficial Ownership Table

The following table shows beneficial ownership of our common stock as calculated under SEC rules, as of December 31, 2023, for (i) our directors and nominees, (ii) our named executives, (iii) our current directors and executives as a group, and (iv) beneficial owners of more than 5% of our common stock. Except to the extent noted below, everyone included in the table has sole voting and investment power over the shares reported. None of the shares are pledged as security by the named person, although standard brokerage accounts may include non-negotiable provisions regarding set-offs or similar rights.

DIRECTORS & NOMINEES	NUMBER OF SHARES	PERCENT OF CLASS
Stephen Angel	11,061*	**
Sébastien Bazin	0*	**
Margaret Billson	0*	**
Thomas Enders	0*	**
Edward Garden	4,016,414*	**
Isabella Goren	0*	**
Thomas Horton	6,906*	**
Catherine Lesjak	0*	**
Darren McDew	0*	**
Paula Rosput Reynolds	6,100*	**
Jessica Uhl	0*	**
Total	4,040,481*	**

NAMED EXECUTIVES		
H. Lawrence Culp, Jr.	1,955,661	**
Rahul Ghai	15,985	**
Carolina Dybeck Happe	95,133	**
Russell Stokes	382,025	**
Michael Holston	148,468	**
L. Kevin Cox	415,377	**
Total	3,012,649	**

CURRENT DIRECTORS & EXECUTIVES		
Current directors & executives as a group (19 people)	7,253,324	**

5% BENEFICIAL OWNERS		
The Vanguard Group, 100 Vanguard Blvd., Malvern PA 19355	88,439,179	**8.1%**
Capital Research Global Investors, 333 S. Hope St., 55th Fl., Los Angeles, CA 90071	83,088,317	**7.6%**
BlackRock, Inc., 50 Hudson Yards, New York, NY 10001	69,616,808	**6.4%**
Fidelity Management & Research, 245 Summer Street, Boston, MA 02210	66,923,455	**6.1%**
Capital International Investors, 333 S. Hope St., 55th Fl., Los Angeles, CA 90071	54,571,505	**5.0%**
Total		**33.2%**

*   Our independent directors receive quarterly installments of deferred stock units (DSUs), which are not paid out until one year after the director leaves the Board, and therefore are not included in this table. See the 2023 Director Compensation Table on page 24 for the number of DSUs each director has accrued.

**   Less than 1%. No director or named executive owns more than one-tenth of 1% of the total outstanding shares of GE common stock, other than Mr. Garden, who may be deemed to indirectly beneficially own 0.4% of our outstanding shares as a result of his affiliation with Trian and Mr. Culp, who has sole voting but not investment power over 0.2% of our outstanding shares.

For the directors, nominees & named executives, the table includes (1) shares that may be acquired under stock options that are or will become exercisable within 60 days: Dybeck Happe (84,750), Stokes (298,362), Holston (86,528) and Cox (356,429), (2) RSUs that will vest in 60 days: Cox (10,376), and (3) shares over which the named individual has shared voting and investment power through family trusts or other accounts: Angel (6,061), Culp (212,783), Garden (4,016,414)[1], Horton (6,906), Reynolds (537), Ghai (227) and Cox (13,335). For Mr. Culp, this column also includes 1,742,878 performance shares over which he has sole voting but no investment power.

For our current directors & executives as a group, the table includes (1) 969,928 shares that may be acquired under stock options that are or will become exercisable within 60 days, (2) 10,376 RSUs that will vest in 60 days, (3) 4,272,330 shares over which there is shared voting and investment power, and (4) 1,742,878 shares over which there is sole voting power but no investment power.

[1]   **For Mr. Garden**, the table includes 4,016,414 shares owned Trian SPV (Sub) X, L.P (Trian SPV X). Trian, an institutional investment manager, serves as the management company for Trian SPV X and as such determines the investment and voting decisions of Trian SPV X with respect to the shares of the company held by Trian SPV X. None of such shares are held directly by Mr. Garden. Mr. Garden is a member of Trian Fund Management GP, LLC, which is the general partner of Trian, and therefore is in a position to determine the investment and voting decisions made by Trian on behalf of Trian SPV X. Accordingly, Mr. Garden may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the Exchange Act)) the shares owned by Trian SPV X. Mr. Garden disclaims beneficial ownership of such shares for all other purposes.

For our 5% beneficial owners, the table includes:

(# OF SHARES)	VANGUARD	CAPITAL RESEARCH	BLACKROCK	FIDELITY	CAPITAL INTER-NATIONAL
Sole voting power	0	83,082,853	62,082,061	58,040,726	54,468,839
Shared voting power	1,326,088	0	0	0	0
Sole investment power	84,015,813	83,088,317	69,616,808	66,923,455	54,571,505
Shared investment power	4,423,813	0	0	0	0

The foregoing information is based solely on the Schedule 13G filed by Capital International Investors on February 9, 2024, and the Schedules 13G/A filed by Blackrock, Capital Research Global Investors, Fidelity and Vanguard on January 29, 2024, February 9, 2024, February 9, 2024, and February 13, 2024, respectively.

PROPOSAL NO. 2
Advisory Approval of Our Named Executives' Compensation

What are you voting on?
Pursuant to Section 14A of the Exchange Act, we are asking shareholders to approve on a non-binding basis the compensation paid to our named executives, as described in this proxy statement.

We currently hold say-on-pay votes annually, and we expect to hold the next such vote at our 2025 Annual Meeting.

YOUR BOARD RECOMMENDS A VOTE FOR THE SAY-ON-PAY PROPOSAL

Why the Board recommends a vote FOR the say-on-pay proposal. The Board believes that our compensation policies and practices are effective in achieving the goals of the compensation program.

Compensation

This Compensation Discussion & Analysis section provides a description of actions taken by the Management Development & Compensation Committee (the committee) with respect to GE's executive compensation philosophy and programs and discusses the process in determining the 2023 compensation for our named executive officers (named executives or NEOs) who were determined in accordance with SEC rules. In addition to the descriptions in this section, refer to the exhibits to our SEC filings for copies of relevant plans, agreements and forms of awards.

Overview of Our Executive Compensation Program

Compensation Philosophy

The table below describes the key factors the committee considers when designing pay programs and making compensation decisions.

OBJECTIVE	HOW OUR COMPENSATION PROGRAM SUPPORTS THIS PHILOSOPHY
Drive Accountability and Performance	• Our incentive programs are designed to drive accountability for executing our strategy. • Annual bonuses are tied to business performance for business executives or to total company performance for corporate executives; annual equity awards for all executives are based on overall company performance. • We set target performance levels that are challenging and aligned to the goals we communicate to investors. • We set commensurately more challenging goals in association with above-target payout levels.
Incentivize Short- and Long-Term Performance	• Our program provides an appropriate mix of compensation elements balancing short-term and long-term considerations. • Cash payments reward achievement of short-term goals while equity awards encourage our named executives to deliver sustained strong results over multi-year performance periods. • A significant portion of executive compensation is delivered in the form of long-term equity incentive compensation, rather than cash, to further align our executives with investors' interests.
Attract and Retain Top Talent	• We provide competitive compensation programs that attract and retain talented executives with a strong track record of success, assuring a high performing and stable leadership team to lead our businesses. • We continue to monitor market trends and align compensation programs with market where relevant.
No Excessive Risk Taking	• Our equity awards have specific holding and retention requirements for senior executives, which discourage excessive risk taking by keeping long-term compensation aligned with our share price performance even after it is earned. • The committee retains discretion to adjust compensation for quality of performance and lack of adherence to company values, and in cases of detrimental misconduct. The committee will also recoup excess incentive compensation in the event of a financial restatement pursuant to our clawback policy.

Key Compensation Program Elements

The table below sets forth the key components of our executive compensation program framework.

	Fixed	Performance-Based / At-Risk			
	Short-Term Incentive	**Long-Term Equity-Based Incentive (generally 3-year vesting)**			
Component	**SALARY**	**ANNUAL BONUS**	**PERFORMANCE STOCK UNITS (PSUs)**	**OPTIONS**	**RESTRICTED STOCK UNITS (RSUs)**
Link to Shareholder Value	Provide base pay level aligned with roles, responsibilities and individual performance to attract and retain top talent	Deliver on annual investor framework Serves as key compensation vehicle for differentiating performance each year	Focus executives on the achievement of specific financial performance goals directly aligned with our operating and strategic plans, and with a TSR modifier based on three-year return from stock price appreciation and dividends PSU awards provide a significant stake in the long-term financial success of GE that is aligned with shareholder interests and promote employee retention	Reward stock price performance over time	Provide for long-term employee retention

Peer Group and Benchmarking

DETERMINING OUR PEER GROUP. Since 2019, the committee has used a peer group for compensation benchmarking purposes. Based on the criteria set forth below, the committee reviews the peer group each year.

In determining the peer group, the committee considered the following factors:

- **Industry** – companies operating in similar or comparable industry spaces and with comparable operational scope
- **Size** – companies that are comparable to GE in terms of revenues, market capitalization and number of employees
- **Investment Peers** – U.S. public companies whose performance is monitored regularly by the same market analysts who monitor GE

2023 PEER COMPANIES

3M	Honeywell
Boeing	HP
Caterpillar	IBM
Cisco	Intel
Deere	Johnson Controls
DuPont	Lockheed Martin
Ford	Northrup Grumman
General Dynamics	RTX
General Motors	United Parcel Service

In consideration of these factors, the committee removed Exxon Mobil and Chevron from the 2023 peer group because their size and market capitalization were no longer comparable to GE and removed healthcare industry peers Abbott Laboratories, Johnson & Johnson and Medtronic from the 2023 peer group to reflect the spin-off of GE HealthCare.

HOW WE USE THE PEER GROUP. The committee uses the peer group to assess the pay level of our executives, pay mix, compensation program design and pay practices. The peer group is also used as a reference point when assessing individual pay, although compensation decisions are also supplemented by input from the company's independent compensation consultant and are impacted by principles of internal equity, succession planning and other internal GE dynamics.

OUR PATH FORWARD	**TAILORING THE 2024 PEER GROUP FOR GE AEROSPACE.** The committee approved a new 2024 peer group, effective upon the spin-off of GE Vernova. The new 2024 peer group will be tailored to consider the industry, size and investments peers of GE Aerospace, and will comprise the following companies: 3M, American Airlines, Boeing, Caterpillar, Delta Air Lines, Emerson Electric, FedEx, General Dynamics, Honeywell, L3Harris, Lockheed Martin, Northrop Grumman, Parker-Hannifin, RTX, Textron, TransDigm and United Airlines.

Shareholder Engagement on Executive Compensation

We value the ongoing feedback that we receive from our shareholders on executive compensation matters, including the feedback reflected in our annual say-on-pay votes. In 2023, we received support for say-on-pay of 94%. During the past year, we engaged with shareholders representing approximately 49% of our outstanding shares and approximately 64% of our outstanding shares held by institutional investors. We offered many of our large institutional investors the opportunity to meet with independent directors as part of these meetings, and directors led and participated in meetings as guided by shareholders' preferences. Our engagements also included representatives from our Legal, Human Resources and Investor Relations teams. We strive to continuously improve our compensation program to drive strong alignment with company performance and with our shareholders' expectations.

In our meetings with shareholders, we continued to hear interest about how our executive compensation program is evolving with our separation into three independent, public companies. As a result, we have included a variety of proxy disclosure detailing progress, actions and expectations for our executive compensation programs in connection with the spin-offs (see Our Path Forward call-out boxes, including: Treatment of Outstanding Employee Equity Awards with the Spin-Offs on page 34, AEIP Design for GE Aerospace on page 30, and Long-Term Incentive Design for GE Aerospace on page 32).

Key Elements of Compensation for Our Named Executives

This section provides an overview of the elements of GE's executive compensation program for our 2023 named executives, who were determined in accordance with SEC rules: Mr. Culp, Mr. Ghai, Ms. Dybeck Happe, Mr. Stokes, Mr. Holston and Mr. Cox. See Compensation Actions for 2023 on page 35 for specific details about the compensation for each of these named executives.

Target Compensation Structure for Our CEO and Other Named Executives

GE's executive compensation program is designed to strengthen the link between pay and performance by having a significant portion of total executive compensation tied to the achievement of predetermined performance targets directly related to our business goals and strategies. Our pay mix is as follows:



CEO TARGET COMPENSATION

Long-Term Equity:
12%
Salary
18%
Bonus
PSUs
70%
88%
at-risk
subject to
performance
goals

AVERAGE 2023 TARGET COMPENSATION FOR OTHER NEOs

Long-Term Equity:
RSUs
12%
17%
Salary
Options
18%
Bonus
23%
PSUs
30%
83%
at-risk
subject to
performance
goals

Base Salaries

The table below shows the annual base salaries as of December 31, 2023, for our named executives set by the committee, which were determined based on the scope of their responsibilities, their leadership skills and values, and their performance and length of service. Except as noted below, there were no changes to the annual base salaries of our named executives from their December 31, 2022 levels.

2023 NAMED EXECUTIVES		BASE SALARY
H. Lawrence Culp, Jr., Chairman and Chief Executive Officer, GE and Chief Executive Officer, GE Aerospace	$	2,500,000
Rahul Ghai, SVP and Chief Financial Officer, GE and Chief Financial Officer, GE Aerospace	$	900,000
Carolina Dybeck Happe, Former SVP, Finance, GE	$	1,000,000*
Russell Stokes, Chief Executive Officer, Commercial Engines and Services, GE Aerospace	$	1,400,000
Michael Holston, SVP, General Counsel and Secretary, GE	$	1,500,000
L. Kevin Cox, SVP and Chief Human Resources Officer, GE and Chief Administrator Officer, GE Aerospace	$	1,000,000

* On September 1, 2023, Mr. Ghai became Senior Vice President and Chief Financial Officer of GE, succeeding Ms. Dybeck Happe who departed GE on February 14, 2024. In connection with the CFO transition, Ms. Dybeck Happe's base salary for 2023 was reduced from $1,500,000 to $1,000,000 on a pro-rated basis from September 1, 2023.

Bonuses under the Annual Executive Incentive Plan

We provide annual cash incentive opportunities to our named executives under GE's Annual Executive Incentive Plan (AEIP). The financial performance metrics and targets for awards under the AEIP are designed to drive company and business performance, based on our financial and operational priorities.

How We Determined 2023 AEIP Bonuses for Our Named Executives

All employees at the executive-band level and above within GE are eligible to participate in the AEIP. Individual bonuses are based on an employee's employment within Corporate or a business. For our named executives, individual target award percentages are typically set between 100 - 200% of base salary, based on their respective position and alignment with peer compensation practices.

Each year, the committee evaluates and sets AEIP performance metrics and targets for Corporate (based on total company performance) and the businesses during the first quarter of the performance year. Following the conclusion of the performance year, the committee assesses total company and business performance against applicable performance metrics for the performance year to determine the AEIP bonus payouts. The CEO may also provide perspective to the committee about business or individual performance for the year, although the CEO has no role in the committee's determination of his own compensation.

For 2023, bonuses under the AEIP paid to our named executives were determined quantitively based on the named executive's base salary, target award percentage, achievement of applicable total company or business financial performance targets and a safety modifier. While the committee has the ability under the AEIP to apply discretion at the business or individual levels when appropriate, no discretion was used in determining the 2023 bonuses for our named executives.



Named Executive 2023 Bonus Determinations

BASE SALARY	×	TARGET AWARD PERCENTAGE	×	FINANCIAL PERFORMANCE	+	SAFETY MODIFIER (+/-10%)

How We Selected Metrics for the 2023 AEIP

The committee selects performance metrics for the AEIP that are aligned with furthering total company and business goals for the year. For 2023, as in recent years, the selected financial metrics were based upon total company results for our Corporate named executives, and upon business results for named executives with business leadership roles.

For the 2023 AEIP the committee selected the following financial performance metrics: organic revenue growth* (20% weighting), profit or adjusted profit**, as applicable (40% weighting), and free cash flow* (40% weighting) for each of Corporate (based on total company) and the businesses. The committee believes this further simplified set of financial metrics will focus management on driving performance aligned with shareholders' interests and will better align with peers.

The committee selected these metrics to incentivize performance in a manner consistent with how management measures and reports the company's operating results. Accordingly, the AEIP uses the same non-GAAP financial measures that management uses to report the company's financial results each quarter and when providing an annual financial outlook for the year. The committee believes the use of these measures in compensation program design is appropriate and promotes consistency with metrics that many investors use to evaluate the company's financial performance. See Explanation of Non-GAAP Financial Measures and Performance Metrics on page 68 for additional discussion on the reasons we use these non-GAAP financial measures and how these measures are calculated.

In addition, to further align the AEIP with GE's overarching operational priority of safety, the committee selected a performance modifier that can increase or decrease awards by up to 10% based on achievement of defined safety metrics. Safety performance is determined based on an assessment of Corporate (based on total company) and business performance against the following safety metrics relative to targets set at the beginning of the performance year: injury and illness rates; serious incidents; fatalities; and overall safety culture and progress since the prior year. Targets for each business are established to achieve year-over-year improvements across the aforementioned safety metrics, recognizing the differences in the nature of the working environments and safety risk profiles across our businesses.

OUR PATH FORWARD

AEIP DESIGN FOR GE AEROSPACE.
For the 2024 AEIP, the committee selected the following financial performance metrics for GE Aerospace at the enterprise and segment-level: free cash flow* (40% weighting), adjusted revenue growth* (20% weighting), and adjusted profit* (40% weighting). In order to drive GE Aerospace's overall business objectives, executives with enterprise-level responsibility will have their bonuses based 100% on total company performance; executive officers who lead GE Aerospace business segements will have their bonuses based on a combination of total company performance (30%) and business segment performance (70%). The committee also maintained the safety modifier to increase or decrease the award by up to 10%.

How We Selected Targets for the 2023 AEIP

The committee establishes targets and performance levels which are designed to be rigorous but realistic and informed by our annual financial performance goals and external guidance.

The target, threshold and maximum performance levels for each performance measure are set with reference to annual budgets for the total company and businesses that our CEO, CFO and business CEOs establish, and the committee approves the performance levels for compensation purposes. Targets for the 2023 AEIP also reflected the completion of the spin-off of GE HealthCare in January 2023, which reduced revenue and cash flows at the total company level. Failure to achieve threshold on any one metric would result in no payout for that metric; and failure to achieve threshold on all metrics would result in no payout for the AEIP bonus. For the 2023 AEIP, named executives could receive between 0% and 150% of their target award based on financial performance, subject to an additional 10% safety modifier.

* Non-GAAP Financial Measure. For information on how these metrics are calculated, see Explanation of Non-GAAP Financial Measures and Performance Metrics on page 68.

** For Corporate, we used total company adjusted profit, a non-GAAP Financial Measure.

How We Performed Against Annual Bonus Targets for 2023

The following charts set forth the results for named executives relative to their respective targets under the AEIP for 2023. These results are formulaic and based only on the predetermined targets for Corporate and the businesses listed.

CORPORATE. For our Corporate named executives — Messrs. Culp, Ghai, Holston and Cox and Ms. Dybeck Happe — bonuses were based upon performance targets for the company as a whole. A portion of Messrs. Ghai's and Cox's bonuses was also based upon performance targets for the Aerospace business, for which they served as GE Aerospace CFO and Chief Administrative Officer, respectively.



AEIP FINANCIAL PERFORMANCE METRICS	THRESHOLD (50%)	TARGET (100%)	MAXIMUM (150%)	RESULT	WEIGHT	SAFETY PERFORMANCE MODIFIER (+/- 10%)	COMBINED RESULT
Total Company Organic Revenue Growth*	0.6%	10.1%	12.5% — 16.7%	150%	20%	0%	150%
Total Company Adjusted Profit ($M)*	$3,500	$4,700	$5,200 — $5,662	150%	40%		
Total Company Free Cash Flow ($M)*	$3,100	$3,800	$4,500 — $5,150	150%	40%		

AEROSPACE. A portion of Messrs. Ghai's and Cox's bonuses was based upon performance targets for the Aerospace business, for which they served as GE Aerospace CFO and Chief Administrative Officer, respectively.



AEIP FINANCIAL PERFORMANCE METRICS	THRESHOLD (50%)	TARGET (100%)	MAXIMUM (150%)	RESULT	WEIGHT	SAFETY PERFORMANCE MODIFIER (+/- 10%)	COMBINED RESULT
Aerospace Organic Revenue Growth*	10.0%	16.9% — 21.8%	23.9%	135%	20%	5%	147%
Aerospace Profit ($M)	$4,750	$5,575	$6,100 — $6,115	150%	40%		
Aerospace Free Cash Flow ($M)*	$4,800	$5,225 — $5,664	$5,800	138%	40%		

COMMERCIAL ENGINES & SERVICES (CES), AEROSPACE. Mr. Stokes' bonus was based upon the achievement of performance goals for the Commercial Engines & Services business, a sub-businesses within GE Aerospace, for which he is the CEO.



AEIP FINANCIAL PERFORMANCE METRICS	THRESHOLD (50%)	TARGET (100%)	MAXIMUM (150%)	RESULT	WEIGHT	SAFETY PERFORMANCE MODIFIER (+/- 10%)	COMBINED RESULT
CES Organic Revenue Growth*	**	** — **	**	135%	20%	5%	149%
CES Profit ($M)	**	**	** — **	150%	40%		
CES Free Cash Flow ($M)*	**	**	** — **	149%	40%		

VERNOVA. There were no named executives from the GE Vernova businesses for 2023. See the Registration Statement on Form 10 for GE Vernova filed with the Securities and Exchange Commission on March 5, 2024, for a description of the GE Vernova's 2023 AEIP performance.

* Non-GAAP Financial Measure. For information on how these metrics are calculated, see Explanation of Non-GAAP Financial Measures and Performance Metrics on page 68.

** The company does not report at the sub-segment level for Commercial Engine & Services.

Compensation

Long-Term Incentive Compensation

As part of our annual compensation program, we use a mix of long-term incentive compensation awards: PSUs, RSUs and stock options.

HOW WE DETERMINE AWARD MIX AND AMOUNTS. In determining award mix and amounts, the committee evaluates each executive's overall compensation relative to the market for similar talent, the mix of cash versus equity as a percentage of the executive's overall compensation, the executive's expected future contribution to the success of the company and the retentive value of such awards. Generally, our annual equity incentive awards for named executives other than Mr. Culp (who only received PSUs) are weighted approximately 50% as PSUs, 30% as stock options and 20% as RSUs. For some named executives in 2023, the weighting mix differed, reflecting additional RSUs that were granted in recognition of the completion of the GE HealthCare spin-off.

OUR CEO'S LONG-TERM INCENTIVE AWARDS ARE ENTIRELY PERFORMANCE-BASED. Since he was hired in 2018, all of Mr. Culp's equity awards have been in the form of performance-based equity. By granting Mr. Culp long-term incentive compensation solely in the form of performance-based equity, the committee has tied a substantial portion of Mr. Culp's compensation to long-term shareholder value creation.

Performance Stock Units

HOW OUR ANNUAL PSUs WORK.

PSU awards are designed to focus our named executives on long-term financial and operating goals for the company overall. Our PSU awards have formulaically determined payouts that are earned only if the company achieves specified performance levels over the relevant performance period. Generally, in the first quarter of each year the committee selects the performance metrics for our PSU awards to be granted that year. The committee chooses performance metrics that it believes align with the company's long-term strategic objectives and contribute to the creation of long-term shareholder value. The committee then monitors company performance against the performance metrics over the applicable performance period, and the committee certifies the final levels of achievement. The certified achievement levels determine the percentage of the target number of PSUs under the award that a named executive will earn.

HOW WE SELECTED METRICS AND TARGETS FOR THE 2023 PSUs.

The PSUs granted in 2023 will vest over a three-year performance period with performance measured as the average of three consecutive one-year performance periods (2023, 2024 and 2025) against adjusted earnings per share* (50% weighting) and free cash flow* (50% weighting) targets, subject to modification of +/- 20% based on three-year relative TSR versus the S&P 500 Industrials Index, with results interpolated for performance between threshold (25%), target (100%) and maximum (175%). The committee believes this approach to average three consecutive performance years is responsive to shareholder feedback about the length of the PSU performance period and appropriate during the current transitional period for the company. The committee chose adjusted earnings per share and free cash flow as metrics to incentivize and focus management on both profitability and cash generation, which continue to be important financial priorities for GE. These are total company financial metrics that help align all company leaders who receive the PSUs with the same performance target, in contrast to the metrics used in our AEIP for business employees which are based on business-level performance.

The committee establishes targets and performance levels that are designed to be rigorous but realistic and informed by our annual financial performance goals and external guidance. The target, threshold and maximum performance levels for each performance measure are set with reference to annual budgets for the total company that our CEO and CFO establish. Targets for the 2023 PSUs also reflected the completion of the spin-off of GE HealthCare in January 2023, which reduced revenue and cash flows at the total company level.

OUR PATH FORWARD	**LONG-TERM INCENTIVE DESIGN FOR GE AEROSPACE.** As previously disclosed, GE Aerospace is committed to strengthening alignment with shareholders through the inclusion of multi-year financial targets in the performance stock unit design. The post-spin-off design for these awards has not yet been approved, as the GE Aerospace Board and Compensation Committee will be reviewing this further after the planned spin-off of GE Vernova.

* Non-GAAP Financial Measure. For information on how these metrics are calculated, see Explanation of Non-GAAP Financial Measures and Performance Metrics on page 68.

How Our PSU Awards Performed Against Targets

2021. The annual PSU awards granted to the named executives in 2021 used a three-year performance period based on GE's 2021 adjusted earnings per share (50% weighting) and total company free cash flow (50% weighting) performance against target levels and subject to modification of +/- 20% based on three-year relative TSR versus the S&P 500 Industrials Index, with results interpolated for performance between threshold, target and maximum.



PERFORMANCE GOAL	THRESHOLD EARN 25%	TARGET EARN 100%	MAXIMUM EARN 175%	WEIGHTING	STATUS
Adjusted Earnings per Share*	$1.36	$1.68	$2.00 → $2.12	50%	Performance for the 2021 PSUs was certified by the committee at 163%.
Total Company Free Cash Flow ($M)*	$2,880	$3,600	$4,320 → $5,092	50%	
Relative TSR	35th percentile **	55th percentile	80th percentile	+/- 20% modifier	

** Based on the weighted average relative TSR as a result of using (i) 27th percentile performance for the approximately two-year period from January 2021 through the GE HealthCare spin-off in January 2023, and (ii) 97th percentile performance for the approximately one-year period from the GE HealthCare spin-off in January 2023 through the completion of the PSU performance period on December 31, 2023. See Treatment of Outstanding Employee Equity Awards with the Spin-Offs on page 34 for additional information.

PSU metrics for 2021 were set and reported here using our prior three-column financial statement metrics of GE Industrial earnings per share and GE Industrial free cash flow.

2022 PSUs HAD NO PAYOUT. As described in the Company's proxy statement filed on March 16, 2023, the company did not achieve the threshold level of performance for either of the performance metrics for the payout of these awards, and accordingly in February 2023 the committee cancelled all 2022 PSUs with no payout.

2023. The annual PSU awards granted to the named executives in 2023 used a three-year performance period based on the average of three consecutive one-year performance periods (2023, 2024 and 2025) against adjusted earnings per share (50% weighting) and free cash flow (50% weighting) targets, subject to modification of +/- 20% based on three-year relative TSR versus the S&P 500 Industrials Index, with results interpolated for performance between threshold, target and maximum.



PERFORMANCE YEAR	PERFORMANCE GOAL	THRESHOLD EARN 25%	TARGET EARN 100%	MAXIMUM EARN 175%	WEIGHTING	STATUS
Year 1	2023 Adjusted Earnings per Share*	$1.20	$1.80	$2.20 → $2.81	50%	The total payout for the 2023 PSUs remains subject to the year 2 and year 3 performance periods, as modified by the three-year relative TSR.
	2023 Total Company Free Cash Flow ($M)*	$3,100	$3,800	$4,500 → $5,150	50%	The year 1 performance period was certified by the committee at maximum level based on adjusted earnings per share and free cash flow performance for 2023.
Years 2 & 3	Performance metrics and thresholds to be set by the committee for performance years 2 and 3 in 2024 (after the planned spin-off of GE Vernova) and 2025, respectively.					
3-year rTSR	Relative TSR	35th percentile	55th percentile	80th percentile	+/- 20% modifier	

* Non-GAAP Financial Measure. For information on how these metrics are calculated, see Explanation of Non-GAAP Financial Measures and Performance Metrics on page 68.

Compensation

Restricted Stock Units and Stock Options.

WE USE STOCK OPTIONS AND RSUs TO FOCUS ON LONG-TERM VALUE CREATION. We believe that awards of stock options and RSUs effectively focus our named executives on delivering long-term value to our shareholders. Stock options have value only to the extent that the price of GE stock rises between an award's grant date and its exercise date. RSU awards reward and retain the named executives by offering them the opportunity to receive GE stock if they remain employed by the company on the date that an award's restrictions lapse.

2023 RSUs AND STOCK OPTIONS. The annual awards of RSUs and stock options granted in 2023 will vest in two equal installments on the second and third anniversary of the grant date.

Our Policy on Dividend Equivalents.

Our awards of PSUs, performance shares and RSUs are entitled to receive dividend equivalents or dividends, as applicable, and such dividend equivalents or dividends are only paid out on the shares actually received by our named executives under the terms of such awards. Stock options are not entitled to receive any dividend equivalents or dividends.

OUR PATH FORWARD

TREATMENT OF OUTSTANDING EMPLOYEE EQUITY AWARDS WITH THE SPIN-OFFS.
In the spin-offs of GE HealthCare (GEHC) in January 2023 and GE Vernova (GEV, and each of GEHC and GEV, a Spin-Off Company) planned for April 2024, GE shareholders are entitled to receive a distribution of Spin-Off Company common stock based on a shareholder distribution ratio announced by the GE Board. Because unvested equity awards held by GE employees are generally not eligible to receive a distribution of Spin-Off Company shares, equitable adjustments are made that are designed to preserve the pre-spin-off value of those awards following the reduction in parent company stock price that occurs when a significant business is distributed to shareholders in a spin-off. In advance of both spin-offs, the committee established conversion ratios to govern the adjustments that, depending on the type of award, either were based on a comparison of the pre-spin-off GE stock price to the post-spin-off GE and Spin-Off Company stock prices or were the same as the ratio used to establish the number of Spin-Off Company shares distributed to GE shareholders in the spin-off. There were no such changes, however, to the terms of Mr. Culp's Leadership Performance Shares or Ms. Dybeck Happe's Leadership PSUs since the terms of those awards provide for the treatment in a spin-off.

The approach for the applicable equitable adjustments is to align employees with their business assignments and roles relative to the spin-offs. For the GEHC spin-off, GEHC employees' awards converted into GEHC awards; business-level GE employees continued to hold GE awards; and Corporate employees at GE received a combination of GE and GEHC awards, aligned with how GE shareholders received GEHC shares as a distribution on their existing GE shares in the spin-off. For the GEV spin-off, we expect that GEV employees' awards will convert into GEV awards; and non-GEV employees will continue to hold GE awards. In each case, the approach was designed to preserve the pre-spin-off value of the relevant employee equity awards.

The post-spin-off equity awards reflecting these equitable adjustments are (or will be) generally subject to the same vesting conditions and other terms prior to the spin-off, except that (i) the annual 2021 PSU awards held by GE employees following the GEHC spin-off measured GE's relative TSR for the remainder of the performance period by adding together the pre- and post-GEHC spin-off GE relative TSR as two discrete periods, (ii) the annual 2021 PSU awards that converted to GEHC awards following the GEHC spin-off vested at the end of the performance period based on the GE relative TSR performance up to the time of the GEHC spin-off, (iii) the annual 2023 PSU awards held by non-GEV employees following the GEV spin-off will measure GE's relative TSR for the remainder of the performance period by adding together the pre- and post-GEV spin-off GE relative TSR as two discrete periods, and (iv) the annual 2023 PSU awards held by GEV employees that will convert to GEV awards following the GEV spin-off will vest at the end of the performance period based on full year 2023 financial performance for the 2023 performance year and target performance for the 2024 and 2025 performance years, and based on GE relative TSR performance up to the time of the spin-off.

Compensation

Compensation Actions for 2023

H. Lawrence Culp, Jr., 60



Education:
Washington College; MBA, Harvard Business School
GE Tenure: 5 Years

CURRENT AND PRIOR ROLES
Chairman & CEO, GE (since September 2018) and CEO, GE Aerospace (since June 2022); former senior lecturer, Harvard Business School (2015-2018); former Senior Advisor, Bain Capital Private Equity (2017-2018); former CEO & President, Danaher (2001-2014)

2023 Performance Highlights
As Chairman & CEO, Mr. Culp plays a central role in shaping the company's strategy, establishing the framework against which performance is measured and delivering on that performance. Performance highlights during 2023 included:

- Delivered strong total company performance in 2023, more than tripling earnings and generating almost 70% more free cash flow* than in 2022.
- Led the execution of GE's strategy to form three independent, investment-grade companies, including the successful spin-off of GE HealthCare in January 2023 and planned spin-off of GE Vernova in early April 2024.
- At GE Aerospace, delivered strong financial results and focused on improving execution as the global return to flight drove departures growth & strong demand for services.

CASH COMPENSATION EARNED FOR 2023

Base Salary
$2.5 million paid in 2023

Annual Bonus
$5.6 million paid for 2023 (equal to 150% funding for Corporate based on a target at 150% of salary)

EQUITY COMPENSATION GRANTED IN 2023



Annual PSU Grant
$15 million target grant in March 2023

Rahul Ghai, 52



Education:
Delhi University; MBA, Purdue University
GE Tenure: 2 Years

CURRENT AND PRIOR ROLES
Senior Vice President & CFO, GE (since September 2023) and CFO, GE Aerospace (since August 2022); former CFO, Otis Elevators (2019-2021); former CFO, Harris Corporation (2015-2019)

2023 Performance Highlights
As CFO of GE and GE Aerospace, Mr. Ghai leads the company's global finance organization and financial activities, including accounting and controllership, financial planning and analysis, tax, investor relations, internal audit, and treasury. Performance highlights during 2023 included:

- At GE, drove two quarters of significant growth while simplifying and strengthening the balance sheet.
- At GE Aerospace, drove double-digit revenue, profit, and cash growth for the year, reflecting ongoing strength in Commercial Engines and Services.
- Led GE's and GE Aerospace's finance and treasury functions through separation activities in connection with the planned spin-offs, as well as advised on ongoing capital allocation matters.

CASH COMPENSATION EARNED FOR 2023

Base Salary
$0.9 million paid in 2023

Annual Bonus
$1.4 million (based on 147% of funding for GE Aerospace with a target at 100% of salary prior to the CFO transition, and 150% of funding for Corporate with a target at 110% of salary after the CFO transition)

EQUITY COMPENSATION GRANTED IN 2023



Annual Equity Awards
$3.8 million target grant in March 2023

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* Non-GAAP Financial Measure. For more information on how these metrics are calculated, see page 68.

Carolina Dybeck Happe, 51



Education:
Uppsala University, Sweden
GE Tenure: 4 Years

CURRENT AND PRIOR ROLES

Former Senior Vice President, Finance (2023-2024); Former SVP & CFO, GE (2020-2023); former CFO and Executive committee member, A.P. Moller-Maersk A/S (2019-2020); former Executive Vice-President and CFO, Assa Abloy AB (2012-2018)

2023 Performance Highlights

Ms. Dybeck Happe served as CFO until September 2023, when she transitioned to Senior Vice President, Finance to focus on the transition and continued work to prepare for separation readiness ahead of the planned GE Vernova spin-off. Performance highlights during 2023 included:

- While CFO, helped lead development of capital allocation strategy and actions to redeem remaining preferred stock and liquidation of equity stakes in AerCap and GE HealthCare.
- As SVP, Finance, assisted with the transition of the finance, treasury and digital technology functions in connection with the CFO transition and the planned spin-off of GE Vernova.

CASH COMPENSATION EARNED FOR 2023

EQUITY COMPENSATION GRANTED IN 2023



Base Salary
$1.3 million paid in 2023

Annual Bonus
$2.5 million
(equal to 150% funding for Corporate based on a target at 125% of salary)

Annual Equity Awards
$5 million target grant in March 2023

Russell Stokes, 52



Education:
Cleveland State University
GE Tenure: 27 Years

CURRENT AND PRIOR ROLES

President and CEO, GE Commercial Engines & Services, GE Aerospace (since July 2022); former President and CEO, GE Aviation Services (2020-2022); former President and CEO, GE Power Portfolio (2018-2020); former President and CEO, GE Power (2017-2018); former President & CEO, GE Energy Connections (2015-2017); former President & CEO, GE Transportation (2013-2015)

2023 Performance Highlights

As CEO of the Commercial Engines & Services business, a sub-business within our Aerospace business, Mr. Stokes leads an organization that manufactures jet engines for commercial aircrafts and provides maintenance, component repair and overhaul services, including sales of replacement parts. Performance highlights during 2023 included:

- Drove double-digit growth in Commercial Engines & Services through robust demand & operational improvements, leveraging lean to create new capacity to meet higher demand and decrease turnaround time and cost.
- Ramped equipment delivery while growing profit through services, with commercial engine deliveries up 25% and internal shop visits up 10% in 2023.
- Managed product lifecycle to enable customer success, while sustainably growing free cash flow*.

CASH COMPENSATION EARNED FOR 2023

EQUITY COMPENSATION GRANTED IN 2023



Base Salary
$1.4 million paid in 2023

Annual Bonus
$2.1 million (equal to 149% funding for Commerical Engines & Services based on target at 100% of salary)

Annual Equity Awards
$5 million target grant in March 2023

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* Non-GAAP Financial Measure. For more information on how these metrics are calculated, see page 68.

Michael Holston, 61

Education:
Notre Dame; J.D., Villanova
GE Tenure: 6 Years



CURRENT AND PRIOR ROLES

Senior Vice President, General Counsel & Secretary (since April 2018); former Executive Vice President and General Counsel, and Chief Ethics and Compliance Officer, Merck & Co. (2012-2018); former Executive Vice President, General Counsel and Secretary, Hewlett-Packard (2007-2011)

2023 Performance Highlights

As General Counsel, Mr. Holston leads the company's global legal, compliance and ethics, corporate secretary and environment health & safety organizations. Performance highlights during 2023 included:

- Led the legal separation of GE HealthCare in January 2023, and leading the planned legal separation of GE Vernova.

- Led recruitment of world-class board of directors for GE Vernova and GE Aerospace; established board and governance structure for all three planned independent public companies.

- Continued to lead the most significant legal, compliance and policy issues for the company.

CASH COMPENSATION EARNED FOR 2023

Base Salary
$1.5 million
paid in 2023

Annual Bonus
$2.8 million
(equal to 150% funding for Corporate based on a target of 125% of salary)

EQUITY COMPENSATION GRANTED IN 2023

Annual Equity Awards
$4.75 million target grant in March 2023

L. Kevin Cox, 60

Education:
Marshall University; M.A., Labor & Industrial Relations, Michigan State University
GE Tenure: 5 Years



CURRENT AND PRIOR ROLES

Senior Vice President, Chief Human Resources Officer (CHRO) (since February 2019) and Chief Administrative Officer (CAO), GE Aerospace (since February 2023); former Executive Vice President, Human Resources, American Express (2005-2019); former Executive Vice President, Pepsi Bottling Group (2004-2005); former Senior Vice President, Chief Personnel Officer, Pepsi Bottling Group (1998-2004)

2023 Performance Highlights

As CHRO, Mr. Cox is responsible for leading GE's global HR organization, including talent management, leadership development and learning, compensation and benefits, employee relations, and security. As CAO of GE Aerospace, Mr. Cox built public-company capability. Performance highlights during 2023 included:

- Led the staffing and succession work at GE Aerospace and GE Vernova to ensure both C-suites were public-company ready.

- Co-led identification and recruitment process for GE Aerospace and GE Vernova boards of directors.

- Led HR-specific work in support of the spin-offs, including staffing of senior positions of both companies, labor relations strategies, thoughtful wind-down of GE Corporate staff, and the compensation and benefit designs in support of the transition.

CASH COMPENSATION EARNED FOR 2023

Base Salary
$1.0 million
paid in 2023

Annual Bonus
$3.0 million
(based 50% on Corporate funding at 150% and 50% on GE Aerospace funding at 147% and a target at 200% of salary)

EQUITY COMPENSATION GRANTED IN 2023

Annual Equity Awards
$4.5 million target grant in March 2023

Compensation

Summary Compensation
Summary Compensation Table

NAME & PRINCIPAL POSITION	YEAR	SALARY	BONUS*	STOCK AWARDS**	STOCK OPTION	NON-EQUITY INCENTIVE PLAN COMP.	CHANGE IN PENSION VALUE & DEFERRED COMP.	ALL OTHER COMP	SEC TOTAL
H. Lawrence Culp, Jr. Chairman & CEO, GE and CEO, GE Aerospace	2023	$ 2,500,000	$ 0	$ 4,999,987	$ 0	$ 5,625,000	$ 1,002,278	$ 571,020	$ 14,698,285
	2022	$ 2,500,000	$ 0	$ 5,000,021	$ 0	$ 525,000	$ 151,653	$ 21,350	$ 8,198,024
	2021	$ 2,500,000	$ 4,200,000	$ 14,999,996	$ 0	$ 0	$ 943,153	$ 20,300	$ 22,663,449
Rahul Ghai*** SVP & CFO	2023	900,000	$ 0	$ 2,529,166	$ 0	$ 1,374,332	$ 0	$ 102,994	$ 4,906,492
Carolina Dybeck Happe Former SVP, Finance	2023	1,333,333	$ 0	$ 1,745,057	$ 1,499,995	$ 2,500,000	$ 352,570	$ 1,982,021	$ 9,412,976
	2022	$ 1,500,000	$ 0	$ 3,354,008	$ 1,500,016	$ 262,500	$ 0	$ 3,124,668	$ 9,741,192
	2021	$ 1,500,000	$ 2,100,000	$ 3,602,609	$ 1,499,998	$ 0	$ 351,465	$ 1,415,986	$ 10,470,058
Russell Stokes SVP, GE & CEO Commercial Engines & Services, GE Aerospace	2023	1,400,000	$ 0	$ 1,745,057	$ 1,499,995	$ 2,086,000	$ 1,414,057	$ 115,832	$ 8,260,941
	2022	$ 1,400,000	$ 0	$ 2,549,063	$ 1,140,001	$ 1,652,000	$ 3,217	$ 113,422	$ 6,857,703
	2021	$ 1,400,000	$ 1,456,000	$ 2,521,819	$ 1,050,001	$ 0	$ 2,733	$ 89,211	$ 6,519,764
Michael Holston*** SVP, General Counsel & Secretary	2023	$ 1,500,000	$ 0	$ 2,220,619	$ 1,124,996	$ 2,812,500	$ 564,524	$ 23,100	$ 8,245,739
Kevin Cox*** SVP, CHRO, GE and CAO, GE Aerospace	2023	$ 1,000,000	$ 0	2,133,283	$ 1,049,990	$ 2,980,000	$ 509,609	$ 41,820	$ 7,714,702

* For 2022 and 2023, we reported AEIP bonuses paid to our named executives under "Non-Equity Incentive Plan Compensation," as they were based on predetermined performance measures without the use of discretion. AEIP bonuses paid to our named executives in 2021 are under this "Bonus" column.

** The performance metrics for the 2024 and 2025 performance periods of the PSUs granted in 2023 were not established at the time of the grant, and thus for the associated portions of those PSUs no value was estimable or reportable in accordance with SEC rules at the time of the 2023 PSU grants. The fair value for those portions of the 2023 PSU grants will be reported in future years once the performance targets are established and the value is estimable. See Compensation Actions for 2023 for the target amount of equity granted to each named executive in 2023.

*** Under applicable SEC rules, we have excluded Messrs. Ghai, Holston and Cox's compensation for 2021 and 2022 as they were not named executives during those years.

SALARY. Base salaries for our named executives. Each of the named executives contributed a portion of his or her salary to the GE Retirement Savings Plan (GE RSP), the company's 401(k) savings plan, except for Ms. Dybeck Happe. See Base Salaries on page 29 for more information.

BONUS. Amounts earned under the AEIP in 2021. For amounts earned under the AEIP in 2022 and 2023, see the Non-Equity Incentive Plan Comp. column. See Bonuses under the Annual Executive Incentive Plan on page 29 for additional information on the AEIP program.

STOCK AWARDS. Aggregate grant date fair value of stock awards in the form of PSUs and RSUs deemed granted in the years shown. Generally, these amounts reflect the company's total accounting expense for such award and do not correspond to the actual value that the named executives will realize from the award, which may be more or less (such as in the event of a cancellation for the 2022 PSUs). The 2023 PSU awards are tied to one-year financial performance goals for each of 2023, 2024 and 2025. In accordance with SEC rules, the aggregate grant date fair value of the 2023 portion of that award is calculated based on the most probable outcome of the performance conditions as of the grant date, which was less than maximum performance. If the most probable outcome of the performance conditions on the grant date had been maximum performance, then the grant date fair value of the 2023 portion of the 2023 PSUs would have been as follows: Culp ($7,658,880), Ghai ($957,351), Dybeck Happe ($1,276,432), Stokes ($1,276,432), Holston ($957,378) and Cox ($893,451). See the 2023 Grants of Plan-Based Awards Table on page 40 for additional information for PSUs and RSUs granted in 2023.

STOCK OPTIONS. Aggregate grant date fair value of option awards granted in the years shown. These amounts reflect the company's total accounting expense for such awards and do not correspond to the actual value that the named executives will realize. For information on the assumptions used in valuing a particular year's grant, see the note on Share-Based Compensation in GE's financial statements in our Annual Report on Form 10-K for 2023. See the 2023 Grants of Plan-Based Awards Table on page 40 for additional information on 2023 grants.

NON-EQUITY INCENTIVE PLAN COMPENSATION. Amounts earned under the AEIP for 2022 and 2023. See the 2023 Grants of Plan-Based Awards Table on page 40 and Bonuses under the Annual Executive Incentive Plan on page 29 for additional information.

CHANGE IN PENSION VALUE & DEFERRED COMP. Sum of the change in pension value and above-market earnings on nonqualified deferred compensation, which break down as shown in the following table.

NAME	CHANGE IN PENSION VALUE	ABOVE MARKET EARNINGS
Culp	$ 1,002,278	$ 0
Ghai	$ 0	$ 0
Dybeck Happe	$ 352,570	$ 0
Stokes	$ 1,410,566	$ 3,491
Holston	$ 564,524	$ 0
Cox	$ 509,609	$ 0

Year-over-year changes in pension value generally are driven by changes in actuarial pension assumptions as well as increases in age, and any additional service and compensation (as applicable by plan). See Pension Benefits on page 46 for additional information, including the present value assumptions used in this calculation. Above-market earnings represent the difference between market interest rates calculated under SEC rules and the 6% to 14% interest contingently credited by the company on salary that the named executives deferred under various executive deferred salary programs in effect between 1991 and 2023. See Deferred Compensation on page 44 for additional information.

Compensation

ALL OTHER COMP. We provide our named executives with other benefits that we believe are reasonable, competitive and consistent with our overall executive compensation program. The costs of these benefits for 2023, minus any reimbursements by the named executives, are shown in the table below.

NAME	LIFE INSURANCE PREMIUMS	COMPANY CONTRIBUTIONS TO SAVINGS PLANS	COMPANY CREDITS TO RESTORATION PLAN	RELOCATION AND EXPATRIATE BENEFITS	RELOCATION AND EXPATRIATE TAX BENEFITS	SECURITY SERVICES	OTHER	TOTAL
Culp	$ 0	$ 23,100	$ 0	$ 0	$ 0	$ 547,920	$ 0	$ 571,020
Ghai	$ 0	$ 23,100	$ 76,869	$ 0	$ 0	$ 0	$ 3,025	$ 102,994
Dybeck Happe	$ 0	$ 9,900	$ 0	$ 586,753	$ 1,344,129	$ 0	$ 41,239	$ 1,982,021
Stokes	$ 94,012	$ 21,450	$ 0	$ 0	$ 0	$ 0	$ 370	$ 115,832
Holston	$ 0	$ 23,100	$ 0	$ 0	$ 0	$ 0	$ 0	$ 23,100
Cox	$ 0	$ 23,100	$ 0	$ 0	$ 0	$ 0	$ 18,720	$ 41,820

Life Insurance Premiums. Taxable payments to cover premiums for universal life insurance policies the named executives own. These policies include: (1) Executive Life, which provides universal life insurance policies for the indicated named executives totaling up to $3 million in coverage at the time of enrollment and increased 4% annually thereafter; and (2) Leadership Life, which provides universal life insurance policies for the indicated named executives with coverage of 2X their annual pay (salary plus most recent bonus). Mr. Stokes is the only named executive who is eligible under these plans.

Company Contributions to Savings Plans. Represents GE's matching contributions to the named executives' RSP accounts equaling up to 4% of eligible pay, and automatic contributions equaling 3% of eligible pay, up to the caps imposed under IRS rules. In connection with the spinoff of GE HealthCare, the GE RSP was split into two separate plans – one maintained by GE HealthCare, and the other maintained by GE. We anticipate splitting the GE RSP again in connection with the planned spin-off of GE Vernova. All named executives will remain in the GE RSP.

Company Credits to Restoration Plan. Represents GE's accrued credits to the named executives' Restoration Plan accounts equaling 7% of their annual earnings, which include base salary and up to one-half of eligible bonus payments, that exceed the IRS-prescribed limit.

Relocation and Expatriate Benefits. Expenses for relocating the named executives and their families in connection with their hiring from outside GE. With respect to Ms. Dybeck Happe, this amount includes expenses for continued residence outside her home country of Sweden: (1) housing and utilities ($275,000), (2) educational support for her children ($148,618), (3) tax preparation services and (4) other relocation benefits. Relocation and international assignment benefits,

such as those provided to Ms. Dybeck Happe, allow us to recruit the best executives from all over the world, regardless of where they are based.

Relocation and Expatriate Tax Benefits. Tax benefits provided in connection with new hire relocations and international assignments. For Ms. Dybeck Happe, these benefits are pursuant to her employment agreement, and in 2023, include the following: (1) tax equalization payments ($894,801) intended to ensure that Ms. Dybeck Happe is not put in a disadvantaged tax position as a result of her position with GE in the United States and (2) taxes paid in connection with relocation benefits ($449,328).

Security Services. Reflects incremental cost of providing personal security services as needed to address security concerns for our CEO. We believe providing this security to our CEO is necessary and appropriate given the nature of our business, and ensuring his safety is to the company's benefit.

Other. In addition, the amounts in this column reflect other benefits provided, none of which individually exceeded the greater of $25,000 or 10% of the total amount of personal benefits for the named executive. These other benefits included items such as: (1) car service fees; (2) certain expenses associated with the named executives' and their invited guests' attendance at sporting events; (3) annual physical examinations; (4) legal and professional fees, and (5) financial planning services. Our named executives are permitted to use an aircraft that is leased by the company for personal use, but, to the extent the named executives engaged in such use during 2023, all such use was reimbursed to the company at rates sufficient to cover the variable costs associated with those flights, other than certain incremental costs as noted above and reported under this item.

SEC Total. Total compensation, as determined under SEC rules.

Compensation

Incentive Compensation

In recent years, we have used a mix of short-term incentive compensation under the AEIP and long-term incentive compensation awards: PSUs, performance shares, RSUs, and stock options. In 2023, we granted annual equity awards in March.

2023 Grants of Plan-Based Awards Table

The following table shows bonuses under our AEIP, and awards of RSUs, PSUs and stock options granted to our named executives in 2023. These awards were approved under the GE 2022 Long-Term Incentive Plan, a plan that shareholders approved in 2022 (the 2022 LTIP). For more information on each of the award types, see Long-Term Incentive Compensation on page 32. The 2023 PSU awards are tied to one-year performance goals for each of 2023, 2024 and 2025. This table reflects the 2023 portion of the 2023 PSU awards. The performance metrics for the 2024 and 2025 portions of the 2023 PSUs were not set at the time of the grant, and in accordance with SEC rules, such portions were not deemed granted during 2023. Such portions will be disclosed in future years once the targets are set and the applicable portion is deemed granted.

| NAME | GRANT DATE | APPROVAL DATE | AWARD TYPE | ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS | | | ESTIMATED FUTURE PAYOUTS UNDER PSUs | | | RESTRICTED STOCK UNITS (#) | STOCK OPTIONS (#) | OPTION EXERCISE PRICE ($) | GRANT DATE FAIR VALUE OF AWARDS ($) |
				THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)				
Culp			AEIP	0	3,750,000	6,000,000							
	3/1/2023	2/9/2023	Annual Equity				6,018	60,177	105,310				4,999,987
Ghai			AEIP	0	928,603	1,485,765							
	3/1/2023	2/9/2023	Annual Equity							22,631			1,904,172
	3/1/2023	2/9/2023	Annual Equity				678	6,780	11,865				624,994
Dybeck Happe			AEIP	0	1,666,666	2,666,666							
	3/1/2023	2/9/2023	Annual Equity								44,656	84.14	1,499,995
	3/1/2023	2/9/2023	Annual Equity							12,070			911,768
	3/1/2023	2/9/2023	Annual Equity				1,003	10,029	17,551				833,290
Stokes			AEIP	0	1,400,000	2,240,000							
	3/1/2023	2/9/2023	Annual Equity								44,656	84.14	1,499,995
	3/1/2023	2/9/2023	Annual Equity							12,070			911,768
	3/1/2023	2/9/2023	Annual Equity				1,003	10,029	17,551				833,290
Holston			AEIP	0	1,875,000	3,000,000							
	3/1/2023	2/9/2023	Annual Equity								33,492	84.14	1,124,996
	3/1/2023	2/9/2023	Annual Equity							21,123			1,595,631
	3/1/2023	2/9/2023	Annual Equity				752	7,522	13,164				624,988
Cox			AEIP	0	2,000,000	3,200,000							
	3/1/2023	2/9/2023	Annual Equity								31,259	84.14	1,049,990
	3/1/2023	2/9/2023	Annual Equity							20,519			1,550,005
	3/1/2023	2/9/2023	Annual Equity				702	7,020	12,285				583,278

ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS. Amounts shown are the threshold, target and maximum potential payouts under the AEIP for 2023. The payout under the 2023 AEIP can range from zero for below threshold performance against all financial performance measures to a maximum of 160% of target, based on the maximum level of achievement of all financial performance measures and the 10% safety modifier. The actual 2023 AEIP payouts for our named executives are reported in the Summary Compensation Table in the Non-Equity Incentive Plan Compensation column. For more information on the AEIP, see Bonuses under the Annual Executive Incentive Plan on page 29.

ESTIMATED FUTURE PAYOUTS UNDER PSUs. Amounts shown are the threshold, target and maximum number of PSUs that could be earned under awards granted in 2023 (which only reflects the portion of the 2023 PSU awards that are tied to 2023 performance metrics). The payout of the 2023 PSU awards can range from zero for below threshold performance against both performance measures to a maximum of 175% of target, based on the maximum level of achievement of both performance measures. For more information on the 2023 PSU awards see Performance Stock Awards on page 32.

OPTION EXERCISE PRICE. Stock option exercise prices reflect the closing price of GE stock on the grant date.

GRANT DATE FAIR VALUE OF AWARDS. Generally, the aggregate grant date fair value of an award is the amount that the company expects to expense in its financial statements over the award's vesting schedule.

- For stock option awards, fair value is calculated using the Black-Scholes value of each option on the grant date, and reflects a one-year holding requirement (resulting in a $33.59 per unit value for the March 2023 stock option grants).

- For RSU awards, fair value is generally calculated based on the closing stock price on the date of grant (resulting in a $84.14 per unit value for Mr. Ghai and $75.54 per unit value for the March 2023 grants, which reflects a one-year holding requirement).

- For PSU awards, the actual value of units received will depend on the company's performance, as described above. Fair value is calculated by multiplying the per unit value of the award ($92.18 for Mr. Ghai and $83.09 for the March 2023 grants, which reflects a one-year holding requirement) by the number of units at target. The per unit value is based on the closing price of the company's stock price on the grant date, adjusted to reflect a projected impact of the TSR modifier using a Monte Carlo simulation.

Compensation

2023 Outstanding Equity Awards at Fiscal Year-End Table

The following table shows the named executives' stock and option grants as of year-end. It includes unexercised stock options awards (vested and unvested), RSUs, performance shares and PSUs for which vesting conditions were not yet satisfied as of December 31, 2023. The vesting of performance shares and PSUs is also subject to performance through the applicable performance periods, with vesting as shown on the schedule below.

This table reflects the treatment of outstanding equity awards in 2023 in connection with the GE HealthCare spin-off. See Treatment of Outstanding Employee Equity Awards with the Spin-Offs on page 34 for additional details.

NAME OF EXECUTIVE	GRANT DATE	AWARD TYPE	NUMBER OUTSTANDING	PORTION EXERCISABLE	EXERCISE PRICE	EXPIRATION DATE	MARKET VALUE[1]
Culp	8/18/2020	Performance Shares	1,742,878[2]				$ 222,443,519
	3/1/2021	PSUs	256,429[3]				$ 32,728,033
	3/1/2023	PSUs	105,310[4]				$ 13,440,715
Ghai	9/1/2022	RSUs	58,598[5]				$ 7,478,863
	9/1/2022	RSUs	23,973[6]				$ 3,059,674
	3/1/2023	PSUs	11,865[4]				$ 1,514,330
	3/1/2023	RSUs	22,631[6]				$ 2,888,395
Dybeck Happe	3/2/2020	Options	62,550[3]	62,550	$ 73.25	3/2/2030	$ 3,401,469
	3/2/2020	Options	315,546[7]	0	$ 73.25	3/2/2030	$ 17,159,391
	9/3/2020	PSUs	205,110[8]				$ 26,178,189
	3/1/2021	Options	44,401[3]	22,200	$ 85.67	3/1/2031	$ 1,863,066
	3/1/2021	PSUs	42,739[3]				$ 5,454,779
	3/1/2021	RSUs	5,256[3]				$ 670,823
	3/1/2022	Options	55,133[6]	0	$ 75.42	3/1/2032	$ 2,878,494
	3/1/2022	RSUs	10,317[6]				$ 1,316,759
	3/1/2023	Options	44,656[6]	0	$ 84.14	3/1/2033	$ 1,942,089
	3/1/2023	PSUs	17,551[4]				$ 2,240,034
	3/1/2023	RSUs	12,070[6]				$ 1,540,494
Stokes	9/05/2014	Options	39,805[9]	39,805	$ 163.95	9/5/2024	$ 0
	9/11/2015	Options	18,629[9]	18,629	$ 156.76	9/11/2025	$ 0
	9/9/2016	Options	23,884[9]	23,884	$ 189.17	9/9/2026	$ 0
	9/6/2017	Options	31,844[9]	31,844	$ 156.57	9/6/2027	$ 0
	1/29/2018	Options	79,610[3]	79,610	$ 102.27	1/29/2028	$ 2,018,910
	3/19/2019	Options	45,265[3]	45,265	$ 66.59	3/19/2029	$ 2,762,976
	3/2/2020	Options	43,785[3]	43,785	$ 73.25	3/2/2030	$ 2,381,028
	9/3/2020	RSUs	59,044[10]				$ 7,535,786
	3/1/2021	Options	31,080[3]	15,540	$ 85.67	3/1/2031	$ 1,304,117
	3/1/2021	PSUs	36,629[3]				$ 4,674,959
	3/1/2021	RSUs	4,506[3]				$ 575,101
	3/1/2022	Options	41,901[6]	0	$ 75.42	3/1/2032	$ 2,187,651
	3/1/2022	RSUs	9,600[6]				$ 1,225,248
	3/1/2023	Options	44,656[6]	0	$ 84.14	3/1/2033	$ 1,942,089
	3/1/2023	PSUs	17,551[4]				$ 2,240,034
	3/1/2023	RSUs	12,070[6]				$ 1,540,494
Holston	4/24/2018	Options	27,375[3]	27,375	$ 92.20	4/24/2028	$ 969,896
	3/1/2021	Options	24,420[3]	24,420	$ 85.67	3/1/2031	$ 1,024,663
	3/1/2021	PSUs	23,506[3]				$ 3,000,071
	3/1/2022	Options	34,733[6]	34,733	$ 75.42	3/1/2032	$ 1,813,410
	3/1/2023	Options	33,492[6]	0	$ 84.14	3/1/2033	$ 1,456,567
	3/1/2023	PSUs	13,164[4]				$ 1,680,121
	3/1/2023	RSUs	21,123[6]				$ 2,695,928
Cox	2/25/2019	Options	214,867[3]	214,867	$ 67.96	2/25/2029	$ 12,821,114
	3/19/2019	Options	38,799[3]	38,799	$ 66.59	3/19/2029	$ 2,368,291
	3/2/2020	Options	37,530[3]	37,530	$ 73.25	3/2/2030	$ 2,040,881
	9/3/2020	RSUs	48,225[10]				$ 6,154,957
	3/1/2021	Options	26,641[3]	13,320	$ 85.67	3/1/2031	$ 1,117,856
	3/1/2021	PSUs	25,643[3]				$ 3,272,816
	3/1/2021	RSUs	3,154[3]				$ 402,545
	3/1/2022	Options	38,592[6]	0	$ 75.42	3/1/2032	$ 2,014,888
	3/1/2022	RSUs	7,222[6]				$ 921,744
	3/1/2023	Options	31,259[6]	0	$ 84.14	3/1/2033	$ 1,359,454
	3/1/2023	PSUs	12,285[4]				$ 1,567,935
	3/1/2023	RSUs	20,159[6]				$ 2,618,840

(1) The market value of GE awards of RSUs, performance shares and PSUs is calculated by multiplying the closing price of GE stock as of December 29, 2023 ($127.63) (the last trading day for the year) by the number of shares underlying each award. With respect to the Leadership Performance Shares granted to Mr. Culp on August 18, 2020, the Leadership PSUs granted to Ms. Dybeck Happe on September 3, 2020, the 2021 PSUs and the 2023 portion of the 2023 PSUs, this value assumes satisfaction of the maximum-level payout for the awards. For options, the market value is calculated by multiplying the number of shares underlying each award by the spread between the award's exercise price and the closing price of GE stock as of December 29, 2023.

(2) Scheduled to vest 100% in 2024 or 2025, in accordance with the terms of the grant agreement. See Potential Termination Payments on page 48 for additional details regarding events that determine the timing of vesting for these Leadership Performance Shares.

(3) Vested 100% on the third anniversary of the grant date. For Ms. Dybeck Happe, vested in connection with her departure from GE in February 2024. For Messrs. Holston and Cox, who became retirement eligible in April 2023 and February 2024, respectively, options and RSUs vested in accordance with the standard retirement eligibility provisions of the applicable grant agreements.

(4) Scheduled to vest 100% on the third anniversary of the grant date. For Ms. Dybeck Happe the service condition was satisfied in connection with her departure from GE in February 2024. For Messrs. Holston and Cox, who became retirement eligible in April 2023 and February 2024, respectively, the service condition was satisfied in accordance with the standard retirement eligibility provisions of the applicable grant agreements.

(5) Scheduled to vest 1/3 on each of the first, second and third anniversary of the grant date.

(6) Scheduled to vest 50% on each of the second and third anniversary of the grant date. For Ms. Dybeck Happe, vested in connection with her departure from GE in February 2024. For Messrs. Holston and Cox, who became retirement eligible in April 2023 and February 2024, respectively, vested in accordance with the standard retirement eligibility provisions of the applicable grant agreements.

(7) Scheduled to vest 100% on the fourth anniversary of the grant date, but vested in connection with Ms. Dybeck Happe's departure from GE in February 2024.

(8) Vested 100% on the fourth anniversary of the grant date, but these Leadership PSUs vested in connection with Ms. Dybeck Happe's departure from GE in February 2024.

(9) Vested 100% on the fifth anniversary of the grant date.

(10) Scheduled to vest 50% on each of the third and fourth anniversary of the grant date.

GEHC Spin-Off Adjustment Awards. As a result of the treatment of outstanding equity awards in the GE HealthCare spin-off, corporate employees received an equitable adjustment in the form of GEHC equity awards. The table below shows the resulting GEHC Performance Shares, RSUs and PSUs held by corporate named executives at fiscal year-end. The market value of these GEHC awards is calculated using the same methodology as described above for GE awards, referencing the closing price of GEHC stock price as of December 29, 2023 ($77.32). The vesting schedule for these GEHC awards matches the vesting schedule of corresponding GE awards with the same grant date, as described in the footnotes to the table above. See Treatment of Outstanding Employee Equity Awards with the Spin-Offs on page 34.

NAME OF EXECUTIVE	GRANT DATE	AWARD TYPE	NUMBER OUTSTANDING		MARKET VALUE
Culp	8/18/2020	GEHC Performance Shares	580,959	$	44,919,750
	3/1/2021	GEHC PSUs	68,381	$	5,287,219
Dybeck Happe	9/3/2020	GEHC PSUs	68,370	$	5,286,368
	3/1/2021	GEHC PSUs	11,397	$	881,216
	3/1/2021	GEHC RSUs	1,753	$	135,542
	3/1/2022	GEHC RSUs	3,439	$	265,903
Holston	3/1/2021	GEHC PSUs	6,269	$	484,719
Cox	9/3/2020	GEHC RSUs	16,076	$	1,242,996
	3/1/2021	GEHC PSUs	6,839	$	528,791
	3/1/2021	GEHC RSUs	1,052	$	81,341
	3/1/2022	GEHC RSUs	2,408	$	186,187

Compensation

Option Exercises and Stock Vested Table

The following table shows the number of GE shares the named executives acquired and the values they realized upon the vesting of RSUs during 2023. During the year, only Mr. Holston exercised stock options, none of the named executives had PSUs or performance shares that were earned, and all of the named executives, other than Mr. Culp, had RSUs that vested. Values are shown before payment of any applicable withholding taxes or brokerage commissions.

Executives that remain employed by GE are required to hold the stock that they receive following the exercise of stock options (less those shares that are withheld to satisfy the exercise price and pay taxes) for at least a year following exercise, regardless of whether their stock ownership requirements have been met. Continuing executives also cannot sell any stock they receive as the result of the vesting of awards of RSUs or PSUs (less those shares that are withheld to pay taxes) until they have satisfied their stock ownership requirement. See Stock Ownership and Equity Grant Policies on page 54. The PSUs granted 2021 onwards and the RSUs granted 2022 onwards are also subject to a one-year holding requirement following settlement, regardless of whether the executive has met his or her stock ownership requirements.

| | OPTION AWARDS* | | STOCK AWARDS* | |
NAME	NUMBER OF SHARES ACQUIRED ON EXERCISE	VALUE REALIZED ON EXERCISE	NUMBER OF SHARES ACQUIRED ON VESTING**	VALUE REALIZED ON VESTING
Culp	0	$ 0	0	$ 0
Ghai	0	$ 0	29,299	$ 3,354,589
Dybeck Happe	0	$ 0	10,359	$ 875,958
Stokes	0	$ 0	67,921	$ 7,510,853
Holston*	169,968	$ 4,736,303	51,258	$ 5,505,395
Cox	0	$ 0	54,441	$ 6,047,177

* Subject to stock ownership requirement for continuing executives; dollar amount represents pre-tax value realized.

** As described under Treatment of Outstanding Employee Equity Awards with the Spin-Offs on page 34, corporate employees received a mix of GE and GEHC equity awards. In 2023, 3,453 GEHC stock awards vested for Ms. Dybeck Happe for a value of $259,709; 17,088 GEHC stock awards vested for Mr. Holston for a value of $1,239,866; and 18,147 GEHC stock awards vested for Mr. Cox for a value of $1,282,055. These amounts are not included in the table above.

*** Mr. Holston became retirement eligible in April 2023 (five years of service and over 60 years old). As a result, options and RSUs held by Mr. Holston for more than one year vested in accordance with the retirement eligibility provisions of his applicable grant agreements.

Equity Compensation Plan Information

The following table provides information regarding outstanding equity awards and shares available for future issuance under all of GE's equity plans. The number of shares available for future issuance increased compared to the prior year, primarily due to the expiration of unexercised stock options that had an exercise price above our stock price in recent years, and the forfeiture of unvested equity awards upon employee departures, in particular as a result of the GE HealthCare spin-off, each of which were returned to the pool. This table reflects the treatment of outstanding equity awards and GE's equity plans in 2023 in connection with the GE HealthCare spin-off. See Treatment of Outstanding Employee Equity Awards with the Spin-Offs on page 34 for additional details.

(IN THOUSANDS EXCEPT PER SHARE $ AMOUNTS, AS OF 12/31/2023)	SHARES TO BE ISSUED UPON EXERCISE OR SETTLEMENT	WEIGHTED AVERAGE EXERCISE PRICE	SHARES AVAILABLE FOR FUTURE ISSUANCE
Plans approved by shareholders (2007 LTIP and 2022 LTIP)			
Options	22,573	$ 122.35	(a)
RSUs	8,103	(b)	(a)
PSUs	1,153	(b)	(a)
Performance Shares	1,162	(b)	(a)
Total	32,991	$ 122.35	77,286

(a) Total shares available for future issuance under the 2022 LTIP amounted to 77.3 million shares as of December 31, 2023. Following approval of the 2022 LTIP, no shares remained available for future issuance under the 2007 LTIP.

(b) Not applicable.

Compensation

Deferred Compensation

We offer certain deferred compensation programs and arrangements for executives.

Bonus Deferrals

ELIGIBILITY AND DEFERRAL OPTIONS. For 2022 and prior performance years, U.S. employees in our executive band and above, including the named executives, could elect to defer all or a portion of their annual bonus payment and be credited with earnings (or losses) on those deferrals under the options shown below. Participants may change their earnings option up to four times per year. The company makes all decisions regarding the earnings options that are offered and the measures for calculating earnings under those options. Among our named executives, only Messrs. Culp and Stokes participated in our bonus deferral programs.

TIME AND FORM OF PAYMENT. Participants can elect to receive their deferred amounts upon separation from service either in a lump sum or in 10 to 20 annual installments. Participants may not withdraw any deferred amounts prior to separating from service.

EARNINGS OPTION	TYPE OF EARNINGS	ACCOUNT BALANCE FOR EARNINGS CALCULATION	EARNINGS AMOUNT*	WHEN EARNINGS CREDITED
GE Stock Units** (based on GE stock value) **S&P 500 Index Units** (based on S&P 500)	Dividend-equivalent income	Units in account on NYSE ex-dividend date	Quarterly dividend declared for GE stock or the S&P 500, as applicable	Quarterly
Deferred Cash Units (cash units)	Interest income	Daily outstanding account balance	Prior calendar months average yield for U.S. Treasury Notes and Bonds issued with maturities of 10 years and 20 years	Monthly

*   None of the bonus deferral options provide for above-market interest as defined by the SEC.

**   In connection with the GE HealthCare spin-off in January 2023, participants who held GE stock units received a distribution of GE HealthCare stock units. In January 2024, any remaining GE HealthCare stock units were converted to cash units.

Salary Deferrals

ELIGIBILITY. In prior years, we periodically offered eligible employees in our executive band and above the opportunity to defer their salary payments (the last such plan was offered in 2010 for 2011 salary). Individuals who were named executives at the time a deferred salary program was offered were not eligible to participate. Among our named executives, only Mr. Stokes has participated in our salary deferral programs.

INTEREST INCOME. These programs provide accrued interest on deferred amounts (including an above-market interest rate as defined by the SEC) ranging from 6% to 14% compounded annually.

TIME AND FORM OF PAYMENT. Our deferred salary programs have required participants to elect to receive deferred amounts either in a lump sum or in 10 to 20 annual installments. Participants may not withdraw any deferred amount prior to separating from service.

GE Restoration Plan

ELIGIBILITY. U.S. employees who become U.S. executives on or after January 1, 2021, accrue benefits under the GE Restoration Plan, instead of any benefits under the GE Supplementary Pension Plan (including the Executive Retirement Benefit) (see Pension Benefits on page 46 for information regarding the GE Supplementary Pension Plan). As of December 31, 2023, only Mr. Ghai accrued benefits under the GE Restoration Plan.

BENEFIT FORMULA. GE Restoration Plan participants are credited with 7% of their annual earnings, which include base salary and up to one-half of eligible bonus payments, which exceed the IRS-prescribed limit applicable to tax-qualified plans ($330,000 for 2023).

EARNINGS OPTIONS AND VESTING. The annual credits are notionally invested as elected by the participant in earnings options that generally mirror the investment options available under the broad-based tax qualified GE RSP. Participants may change their election up to 12 times per quarter. The company makes all decisions regarding the earnings options that are offered and the measures for calculating earnings under those options. Earnings are currently credited daily. Participants generally vest in their GE Restoration Plan accounts after three years of service.

TIME AND FORM OF PAYMENT. Vested amounts under the GE Restoration Plan are paid in a lump sum, generally in July of the year following the year of a participant's separation from service.

Nonqualified Deferred Compensation Table

The table below shows amounts credited to the named executives' accounts under nonqualified deferred compensation plans and plan balances as of December 31, 2023. No withdrawals or distributions from these plans were made in 2023.

| NAME | EXECUTIVE CONTRIBUTIONS IN 2023 | COMPANY CREDITS IN 2023 | AGGREGATE EARNINGS IN LAST FISCAL YEAR | | | AGGREGATE BALANCE AT LAST FISCAL YEAR-END | | |
			DEFERRED BONUS PROGRAM	DEFERRED SALARY PROGRAM	GE RESTORATION PLAN	DEFERRED BONUS PROGRAM	DEFERRED SALARY PROGRAM	GE RESTORATION PLAN
Culp	$0	N/A	$ 452,527	N/A	N/A	$ 2,146,152	N/A	N/A
Ghai	$0	$ 76,869	$ 0	N/A	$ 198	$ 0	N/A	$ 78,662
Dybeck Happe	$0	N/A	$ 0	N/A	N/A	$ 0	N/A	N/A
Stokes	$0	N/A	$ 157	$ 8,908	N/A	$ 3,873	$ 113,707	N/A
Holston	$0	N/A	$ 0	N/A	N/A	$ 0	N/A	N/A
Cox	$0	N/A	$ 0	N/A	N/A	$ 0	N/A	N/A

EXECUTIVE CONTRIBUTIONS IN 2023. Amounts represent compensation deferred during 2023.

COMPANY CREDITS IN 2023. Amounts represent accrued company credits in the GE Restoration Plan in 2023.

AGGREGATE EARNINGS IN 2023. Reflects earnings on each type of deferred compensation listed in this section that were credited to the named executives' deferred compensation account during 2023. The earnings may be positive or negative, depending on the named executive's investment choice, and are calculated based on the account balance attributable to each earnings option as of December 31, 2023; minus that amount as of December 31, 2022; minus any contributions during the year. See Summary Compensation Table on page 38 for the above-market portion of these earnings in 2023.

AGGREGATE BALANCE AT DECEMBER 31, 2023. The fiscal year-end balance reported in the table above includes $1.7 million for deferred bonus for Mr. Culp that was previously reported in the Summary Compensation Table and $3,716 for deferred bonus and $104,799 for deferred salary for Mr. Stokes that were previously reported in the Summary Compensation Table. No amounts for Mr. Ghai were previously reported in the Summary Compensation Table.

Impact of the Spin-Offs on Deferred Compensation Programs

In anticipation of the spin-offs of GE HealthCare and GE Vernova, each of the deferred bonus and salary plans were split into three continuing mirror plans, effective January 1, 2023, to be maintained by GE Aerospace, GE Vernova, and GE HealthCare. All named executives' deferred salary and bonus plan benefits, as applicable, were allocated to plans to be maintained by GE Aerospace after the planned GE Vernova spin-off.

Similarly, the Restoration Plan was split into two plans effective January 1, 2023 – one maintained by GE HealthCare and one maintained by GE. We anticipate splitting the GE Restoration Plan again in connection with the planned spin-off of GE Vernova. All named executives' Restoration Plan benefits, as applicable, will remain in the GE Restoration Plan.

Compensation

Pension Benefits

The company provides retirement benefits to certain named executives based in the United States under the same GE Pension Plan (the Pension Plan) and GE Supplementary Pension Plan (the Supplementary Pension Plan) in which other eligible U.S. employees participate. The GE Pension Plan is a funded, tax-qualified plan. The Supplementary Pension Plan is an unfunded, unsecured obligation of the company and is not qualified for tax purposes. See Impact of Spin-Offs on Pension Plans on page 47 for additional information regarding the treatment of the Pension Plan and Supplementary Pension Plan in connection with the spin-offs.

GE Pension Plan

The Pension Plan is a funded, broad-based tax-qualified retirement program for U.S.-based employees that is closed to new participants. Among our named executives, only Mr. Stokes is eligible for benefits under this plan, which are fully vested. Effective January 1, 2021, participants with salaried benefits (including Mr. Stokes) stopped accruing benefits (and making contributions) under this plan. For Mr. Stokes, the plan benefits are based primarily on a formula that provided an annual benefit accrual equal to 1.45% of earnings (generally base salary and up to one-half of bonus payments) for the applicable year up to a covered compensation amount and 1.9% of earnings in excess of covered compensation, subject to tax code limitations and plan terms. The accumulated benefit is payable after retirement on a monthly basis for life with a guaranteed minimum benefit of five years. The plan also provides for Social Security supplements and spousal joint and survivor annuity options. The normal retirement age as defined in this plan is 65; however, employees who began working at GE prior to 2005, including Mr. Stokes, may retire at age 60 without any reduction in benefits.

GE Supplementary Pension Plan

The Supplementary Pension Plan is an unfunded and non-tax-qualified retirement program for eligible executives that is closed to new participants and provides the benefits described below. Mr. Ghai is not eligible to participate in this plan.

Supplementary Pension Benefit. The Supplementary Pension benefit is an annuity benefit above amounts available under the Pension Plan for eligible executives (including Mr. Stokes, who is the only named executive eligible for this benefit). Effective January 1, 2021, participants stopped accruing this benefit and began accruing the Executive Retirement Benefit described below for their future credited service. Employees generally must remain continuously employed until age 60 in order to vest in a Supplementary Pension benefit. The annual Supplementary

Pension benefit, when combined with certain amounts payable under other pension programs and Social Security, will equal 1.75% of earnings credited for retirement benefits multiplied by the number of years of credited service (through 2020), up to a maximum of 60% of such earnings credited for retirement benefits. The earnings credited for retirement benefits are the named executive's average annual compensation (base salary and bonus) for the highest 36 consecutive months out of the last 120 months prior to December 31, 2020. The Supplementary Pension benefit would be provided after retirement as monthly payments for life (with a guaranteed minimum benefit of five years). The plan also provides for spousal joint and survivor annuity options. The normal retirement age under the plan is 65; however, executives eligible for this benefit who began working at GE prior to 2005 may retire at age 60 without any reduction in benefits.

Executive Retirement Benefit. The Executive Retirement Benefit equals, for each year of credited service, a percentage (generally 18% for a named executive, but ranging from 10% to 18% depending on a participant's role) of average annual compensation (base salary and bonus) for the highest 36 consecutive months out of the last 120 months prior to retirement. The Executive Retirement Benefit would be provided to Messrs. Culp, Holston and Cox and Ms. Dybeck Happe after retirement as 10 equal annual installment payments. In connection with her separation on February 14, 2024, Ms. Dybeck Happe forefeited all her accumulated benefits under the Executive Retirement Benefit. Mr. Stokes also began accruing an Executive Retirement Benefit beginning January 1, 2021, when he stopped accruing additional Supplementary Pension benefits. Executives eligible for this benefit may retire at age 60 but are subject to a reduction in benefits of up to 25% for retirement prior to age 65.

GE Excess Benefits Plan

The Excess Benefits Plan is an unfunded and non-tax-qualified retirement program that is offered to employees whose benefits under the Pension Plan are limited by certain tax code provisions. Effective January 1, 2021, participants stopped accruing benefits under this plan. Benefits payable under this plan are equal to the amount that would be payable under the terms of the Pension Plan disregarding tax code limitations, minus the amount actually payable under the Pension Plan taking those limitations into account, and are generally payable at the same time and in the same manner as permitted under the Pension Plan. See Impact of Spin-Offs on Pension Plans on page 47 for additional information regarding the treatment of the Excess Benefits Plan in connection with the spin-offs.

Pension Benefits Table

The table below shows the present value of the accumulated benefit as of December 31, 2023, for the named executives under each plan, as calculated based upon the assumptions described below. Although SEC rules require us to show this present value, the named executives are not entitled to receive these amounts in a lump sum. None of the named executives received a payment under these plans in 2023.

NAME	NUMBER OF YEARS CREDITED SERVICE	PRESENT VALUE OF ACCUMULATED BENEFIT				PAYMENT DURING LAST FISCAL YEAR
		PENSION PLAN	SUPPLEMENTARY PENSION PLAN	EXECUTIVE RETIREMENT BENEFIT	EXCESS BENEFITS PLAN	
Culp	5	N/A	N/A	$ 3,616,733	N/A	$ 0
Ghai	N/A	N/A	N/A	N/A	N/A	N/A
Dybeck Happe	4	N/A	N/A	$ 852,162*	N/A	$ 0
Stokes	24	$ 941,854	$ 9,159,457	$ 715,330	$ 0	$ 0
Holston	6	N/A	N/A	$ 2,370,042	N/A	$ 0
Cox	5	N/A	N/A	$ 1,887,841	N/A	$ 0

* In connection with her separation on February 14, 2024, Ms. Dybeck Happe forfeited all her accumulated benefits under the Executive Retirement Benefit.

NUMBER OF YEARS OF CREDITED SERVICE. No further accruals of benefits under the Pension Plan and the Supplementary Pension benefit are permitted for service after 2020. For purposes of the Executive Retirement Benefit, Mr. Stokes's credited service is limited to service after 2020 (when the Supplementary Pension benefit accrual ceased).

PRESENT VALUE OF ACCUMULATED BENEFIT. The accumulated benefit is based on years of service and earnings (base salary and bonus) considered by the plans for the period through December 31, 2023. If applicable, it also includes the value of contributions made by the named executives throughout their careers. For purposes of calculating the present value, we assume that the named executives will remain in service until the age at which they may retire without any reduction in benefits. We also assume that benefits are payable under the available forms of annuity consistent with the assumptions described in the Postretirement Benefit Plans notes in GE's financial statements in our Annual Report on Form 10-K for 2023, including the statutory discount rate assumption of 5.18% for the Pension Plan and 5.15% for the Supplementary Pension Plan and Excess Benefits Plan. The postretirement mortality assumption used for present value calculations for U.S. beneficiaries is the Pri-2012 Healthy Retiree mortality table projected to 2016, adjusted for GE's experience and factoring in projected generational improvements.

Impact of Spin-Offs on Pension Plans

As part of the GE HealthCare and planned GE Vernova spin-offs, the Pension Plan, the Supplementary Pension Plan and the Excess Benefits plans were each split into three continuing plans, effective January 1, 2023, maintained by GE Aerospace, GE Vernova, and GE HealthCare. Benefits for all our named executives remained in the plans to be maintained by GE Aerospace after the GE Vernova spin-off.

Compensation

Potential Termination Payments

In this section, we describe and quantify certain compensation that would have been payable under existing compensation plans and arrangements had a named executive's employment terminated on December 31, 2023. For this hypothetical calculation, we have used each named executive's compensation and service levels as of that date (and, where applicable, GE's closing stock price on December 29, 2023, the last trading day of 2023). Since many factors (e.g., the time of year when the event occurs, GE's stock price and the named executive's age) could affect the nature and amount of benefits a named executive could potentially receive, any amounts paid or distributed upon an actual termination may be different from those shown in the tables below. The amounts described below are in addition to benefits generally available to salaried employees, such as distributions under the GE RSP.

US EXECUTIVE SEVERANCE PLAN. In order to standardize the severance payments available to U.S. executives who are not otherwise subject to an employment agreement providing a different amount, we adopted the GE US Executive Severance Plan effective January 1, 2021. Eligible executives who experience an employer-initiated termination of employment that is not for cause, and who are not offered a suitable position, receive between 6 to 18 months of base salary (based on their career band), which is paid in a lump sum. The base salary amount is reduced by the estimated amount, if any, of the Executive Retirement Benefit and/or Supplementary Pension payable to the executive for the corresponding number of months. Outplacement services are also provided for the same period. To receive a benefit under the plan, the executive must enter into a separation agreement and release in a form acceptable to GE, which may also include cooperation, confidential information, non-disparagement, non-competition, non-solicitation and other covenants. With respect to our named executives, Messrs. Ghai, Stokes, Holston and Cox are eligible to participate under the plan at the 18-month level. Assuming a termination date of December 31, 2023, the amount each eligible named executive would have been entitled to receive under the US Executive Severance Plan is: Ghai ($1,350,000), Stokes ($2,100,000), Holston ($1,814,081), and Cox ($1,155,586).

Under the plan, the following terms have the meanings set forth below:

- Cause generally means: (i) breach of any confidentiality, non-solicitation, non-competition or other material provision of an agreement with the company, (ii) conduct that has the potential to cause material harm to the company, (iii) an act of dishonesty, fraud, embezzlement or theft, (iv) conviction of, or plea of guilty or no contest to, a felony or crime involving moral turpitude, or (v) failure to comply with the company's policies and procedures.

- Suitable position generally means a position providing at least 80% of the executive's base salary and annual incentive award opportunity. If the position is with the company, rather than a successor employer in a business disposition or other third-party in an outsourcing arrangement, the position must also be within 50 miles of the executive's job location and in the same career band.

EMPLOYMENT AGREEMENT WITH MR. CULP. We entered into an employment agreement with Mr. Culp upon his employment with GE in 2018, which was amended in August 2020 to extend the term to August 17, 2024, or such later date as mutually agreed by the parties up to and through August 17, 2025 (such date is referred to as the Expiration Date). His agreement provides for an annual base salary of $2.5 million, an annual bonus target at 150% of his salary, and an annual PSU award with a grant date fair value of $15 million, and was further amended on March 15, 2022, to

reduce the 2022 annual grant of PSUs from $15 million to $5 million. His original employment agreement provided for a PSU inducement award, which he voluntarily relinquished in August 2020. In connection with the amendment in August 2020, he received a one-time Leadership Performance Share Award, with a target of 1,161,919 shares (as adjusted for the reverse stock split). Under his employment agreement, Mr. Culp receives other benefits given to senior executives of the company. Mr. Culp is also subject to a non-compete agreement, which terminates 24 months after his termination if his employment is terminated on or before the Expiration Date, and which terminates 12 months after termination of his employment if his employment terminates between the Expiration Date and 12 months thereafter. Mr. Culp is not subject to a non-compete agreement if his employment terminates after the date that is 18 months following the Expiration Date. He is also subject to a non-solicitation clause covering the same periods as his non-compete agreement.

Under the terms of this agreement, if Mr. Culp is terminated for any reason other than cause or due to a resignation without good reason, he would be entitled to the balance of his prior year's annual bonus (to the extent earned, but not paid). Assuming a termination date of December 31, 2023, Mr. Culp would not have been entitled to any amount with respect to these benefits. Additionally, if Mr. Culp is terminated without cause or voluntarily leaves for good reason, he would be entitled to cash severance equal to two times his annual salary plus target bonus, payable in bi-weekly installments over a two-year period, subject to any delay required by tax regulations. Assuming a termination date of December 31, 2023, Mr. Culp would have been entitled to a severance payment in the amount of $12,500,000. This severance would be subject to his providing a release to the company and his ongoing compliance with perpetual confidentiality and non-disparagement provisions and 24-month non-compete and non-solicitation provisions under his employment agreement.

Under the award agreement for Mr. Culp's one-time Leadership Performance Share Award, Mr. Culp is entitled to vesting of the performance shares earlier than August 17, 2025 in the circumstances described below for such events that occur prior to the end of the performance period:

- Retirement on August 17, 2024 (coinciding with the end of his employment agreement): the performance shares for which performance was actually achieved during the portion of the performance period that has already elapsed as of August 17, 2024.

- Death or Disability: Prior to the end of the performance period, the greater of (i) the performance shares for which performance was actually achieved during the portion of the performance period that has already elapsed as of the date of such termination or (ii) the performance shares for which performance was actually achieved during the entire performance period, prorated based on length of service during the period ending August 17, 2024.

- Termination without Cause or Resignation for Good Reason: the greater of (i) the performance shares for which performance was actually achieved during the portion of the performance period that has already elapsed as of the date of such termination or (ii) the threshold number of performance shares, prorated based on length of service during the period ending August 17, 2024.

- Change in Control: the greatest of (i) the performance shares for which performance was actually achieved during the portion of the performance period that has elapsed prior to the date of such change in control; (ii) the performance shares for which performance was actually achieved during the portion of the performance period that has elapsed prior to the date of such change in control, with the relevant stock price based on the per-share consideration received by shareholders in connection with the change in control; or (iii) the threshold number of performance shares. The spin-off of GE HealthCare did not, and the planned spin-off of GE Vernova will not, constitute a "change in control" for purposes of Mr. Culp's Leadership Performance Share Award.

See Equity Awards on page 51 regarding the value of the equity treatment.

Under Mr. Culp's employment agreement and Leadership Performance Share Award agreement, the following terms have the meanings set forth below:

- Cause generally means (i) the willful and continued failure of Mr. Culp to substantially perform his assigned duties for more than 30 days after the company notifies Mr. Culp of such failure, (ii) willfully engaging in conduct that is materially injurious to the company, including violating company policies, or (iii) the commission of a felony or crime involving dishonesty related to the company.

- Change in control generally means (i) the acquisition of more than 30% of the company's stock or voting power by any person, or (ii) the reorganization, merger, consolidation, sale or disposition of all or substantially all of the assets of the company, unless more than 50% of the surviving entity is controlled by the shareholders immediately prior to such event, in substantially the same proportions as their ownership immediately prior to the event. The spin-off of GE HealthCare did not, and the planned spin-off of GE Vernova will not, constitute a "change in control" for purposes of Mr. Culp's agreements.

- Disability generally means that, as a result of Mr. Culp's incapacity due to physical or mental illness, he is absent from his duties on a full-time basis for six consecutive months and does not return to the performance of his duties within 30 days after written notice is provided.

- Good reason generally means (i) a reduction in Mr. Culp's compensation rights, other than the agreed reduction in base salary, commencing April 2020, (ii) failure to renominate Mr. Culp to the Board or removing him from the position of CEO, (iii) materially reducing Mr. Culp's duties and responsibilities, (iv) assigning Mr. Culp duties that are materially inconsistent with his position or duties that materially impair his ability to function as CEO, (v) relocation of the company's headquarters by more than 50 miles, or (vi) a material breach of Mr. Culp's employment agreement by the company.

OFFER LETTER AGREEMENT WITH MR. GHAI. We entered into an offer letter agreement with Mr. Ghai in connection with his promotion to GE Senior Vice President & Chief Financial Officer effective in September 2023. The agreement provides for an annual salary of $900,000, an annual bonus target at 110% of his salary, and long-term equity incentive awards with a grant date fair value of $4,760,000 for 2024. He is subject to a 12-month non-compete and non-solicitation covenant. Under the offer letter, in the event Mr. Ghai's employment is terminated by GE other than for cause, by Mr. Ghai for good reason, as a result of his death or disability, or in connection with a change in control of GE that does not result in Mr. Ghai receiving a comparable offer of employment with the purchaser, Mr. Ghai is eligible for the following benefits: (i) his sign-on equity awards granted in connection with his commencement of employment in at GE in 2022 will fully

accelerate, (ii) all other equity awards that he has held for at least one year will fully accelerate if such termination occurs on or before December 31, 2026, (iii) the lump sum cash payment provided under the GE US Executive Severance Plan (as described and quantified above), and (iv) a pro-rata AEIP payment for the year of termination if such termination occurs after March 31 of such year. See Equity Awards on page 51 regarding the value of the equity treatment.

Under Mr. Ghai's offer letter, the following terms have the meanings set forth below:

- Cause generally means Mr. Ghai's (i) willful failure to perform his duties (other than any such failure resulting from incapacity due to disability) or comply with any valid and legal directive of the company or the Board that is consistent with his position, (ii) engagement in dishonesty, illegal conduct, or misconduct, which, in each case, materially harms or is reasonably likely to materially harm the company, (iii) conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude, (iv) willful or grossly negligent unauthorized disclosure of confidential information, (v) material breach of any material obligation under the offer letter or other agreement with the company which materially harms or is reasonably likely to materially harm the company, or (vi) willful material failure to comply with company policies.

- Change in control generally occurs when (i) a person or entity acquired ownership of GE stock or of the GE Aerospace business that, together with prior holdings, constitutes at least 50% of the total fair market value or total voting power of the outstanding shares of GE or the GE Aerospace business or (ii) there is a sale of substantially all of the assets of GE or of the GE Aerospace business. The planned spin-off of GE Vernova will not, constitute a "change in control" for purposes of Mr. Ghai's offer letter.

- Good reason generally means any of the following without Mr. Ghai's written consent (i) a reduction in his target compensation or failure to pay compensation when due, (ii) any material breach by the company of the offer letter or any other agreement with Mr. Ghai, or (ii) a material, adverse change in his title, authority, duties, responsibilities or reporting relationships (other than temporarily while he is incapacitated or as required by applicable law).

EMPLOYMENT AGREEMENT WITH MS. DYBECK HAPPE. We entered into an employment agreement in November 2019 with Ms. Dybeck Happe upon her employment with GE. The agreement provides for an annual salary of $1.5 million, an annual bonus target at 125% of her salary, and long-term equity incentive awards with a grant date fair value of $4.9 million for 2020 and with a target grant date fair value of not less than $5 million for subsequent years. Upon commencement of her employment, she also received an award of stock options with a grant date fair value of $8.0 million (257,732 options, as adjusted for the reverse stock split) to compensate Ms. Dybeck Happe for value forfeited by her for leaving her prior employer. In May 2023, we entered into an amendment to Ms. Dybeck-Happe's employment agreement in connection with the CFO transition, which provided for a reduced base salary of $1 million from the time of the CFO transition effective September 1, 2023. In accordance with this amendment, Ms. Dybeck-Happe was no longer eligible to receive an annual bonus or long-term equity incentive awards beginning in 2024. Ms. Dybeck Happe is subject to a non-compete and non-solicitation agreement, which terminates 12 months after her termination (for whatever reason).

Under the terms of her employment agreement, as amended, if Ms. Dybeck Happe was terminated without cause or resigned for good reason at any time, subject to her providing a release to the company, she was entitled to accelerated vesting of her new hire stock options which remain exercisable through the end of the second calendar year following the year in which termination occurs. In addition, if such termination or departure occurred on or before February 14, 2024, she was entitled to: (i) accelerated vesting of all then-outstanding long-term incentive awards (including Leadership PSUs based on the performance achieved as of the date of such termination or departure), with the options remaining exercisable through the end of the second calendar year following the year in which termination or departure occurs, (ii) a lump sum cash payment equal to 12 months of base salary and target bonus (calculated based on the base salary in effect prior to September 1, 2023) and (iii) if she relocates back to Sweden within six months, reimbursement for certain relocation expenses. Assuming a termination of employment as of December 31, 2023, the cash portion of this severance amount, excluding any relocation reimbursements, would have been $3,375,000. As previously reported, Ms. Dybeck Happe resigned for good reason on February 14, 2024 and received this cash severance. See also Equity Awards on page 51 regarding the value of the equity treatment in connection with this departure.

Under Ms. Dybeck Happe's employment agreement, as amended, and Leadership PSU award agreement, as amended, the following terms have the meanings set forth below:

- Cause generally means (i) the willful failure of Ms. Dybeck Happe to perform her duties or to comply with a valid and legal directive of the company or the Board, (ii) engaging in dishonesty, illegal conduct or misconduct that materially harms or is reasonably likely to materially harm the company, (iii) conviction of, or nolo contendere plea to, a felony or of a misdemeanor involving moral turpitude, (iv) willful or grossly negligent unauthorized disclosure of confidential information, (v) material breach of any material obligation under the employment agreement or other agreement with the company, which harms or is reasonably likely to materially harm the company, or (vi) willful material failure to comply with company policies (and in the case of (i), (iv), (v) and (vi), the failure to cure such circumstances within 30 days of receiving notice).
- Change in control generally has the same meaning described above with respect to Mr. Culp's employment agreement and Leadership Performance Share Award agreement. The spin-off of GE HealthCare did not, and the planned spin-off of GE Vernova will not, constitute a "change in control" for purposes of Ms. Dybeck Happe's agreements.
- Good reason generally means (i) a material reduction in Ms. Dybeck Happe's compensation, (ii) a material breach by the company of any material provision of the employment agreement or other agreement with the company, or (iii) a material, adverse change in Ms. Dybeck Happe's title, authority, duties, responsibilities or reporting relationship, provided Ms. Dybeck Happe provides notice to the company and Board of the circumstances giving rise to the good reason, the circumstances are not cured within 30 days and Ms. Dybeck-Happe terminates her employment no later than February 14, 2024.

TRANSACTION INCENTIVE AWARDS. In connection with the Company's plan to establish three industry-leading independent companies, a number of employees who were part of GE's Corporate division with leadership or other roles that have been critical to executing on this strategic plan and transformation will not assume positions with any of the three future companies and have been or will be subject to layoffs. In June 2022, the committee granted transaction incentive awards to Messrs. Holston and Cox consistent with the overall objectives in connection with the strategic plan to incentivize and retain critical Corporate talent needed to complete the spin-offs of GE HealthCare and GE Vernova. These transaction incentive awards are tied to successful completion of the spin-offs and to individualized

performance criteria related to the creation of three industry-leading companies. The target value of the awards, which will become payable after completion of the spin-off of GE Vernova, is $5,000,000 with an opportunity to earn 75% to 125% of target based on performance that will be determined after completion of this second spin-off based on an evaluation by the Chairman & CEO and certification of results by the committee. In the event of involuntary termination on December 31, 2023, Messrs. Holston and Cox would have been entitled to receive a pro rata payment with respect to their transaction incentive award. Assuming a pro rata payout at target, the amount payable to each would have been $3,015,184.

SEPARATION ARRANGEMENTS WITH MESSRS. HOLSTON AND COX. In anticipation of the planned spin-off of GE Vernova in early April 2024, which will mark completion of the Company's plan to launch three independent companies, the Company entered into separation agreements with Mr. Holston and Mr. Cox providing for each of their separations on April 7, 2024 or a mutually agreeable earlier date. In addition, Mr. Holston in April 2023 and Mr. Cox in February 2024 became retirement eligible, resulting in accelerating and vesting for their outstanding annual equity awards after they have been held for at least one year, in accordance with the standard terms of those awards related to retirement eligibility.

Mr. Holston's separation agreement provides for the following separation benefits: (i) the lump sum cash payment provided under the GE US Executive Severance Plan (as described and quantified above); (ii) partial subsidization of continued medical, dental and vision coverage under COBRA for 6 months; (iii) coverage for premium payments under the company's basic life insurance plan for 12 months; (iv) a pro-rated 2024 AEIP bonus; (v) payment of the full amount of his transaction incentive award, based on actual performance; and (vi) outplacement services for 18 months. The separation benefits are payable so long as Mr. Holston enters into the required release and has not breached the separation agreement (which includes cooperation, confidential information, non-disparagement, non-competition, non-solicitation and other covenants) or engaged in conduct that would give rise to a termination for cause.

Mr. Cox's separation agreement (entered into in February 2024) provides for the following separation benefits: (i) the lump sum cash payment provided under the GE US Executive Severance Plan (as described and quantified above), (ii) partial subsidization of continued medical, dental and vision coverage under COBRA for 6 months; (iii) coverage for premium payments under the company's basic life insurance plan for 12 months; (iv) a pro-rated 2024 AEIP bonus; (v) acceleration of his RSUs granted on September 3, 2020 and scheduled to vest September 3, 2024 (see 2023 Outstanding Equity Awards at Fiscal Year-End Table); (vi) payment of the full amount of his transaction incentive award, based on actual performance; and (vii) outplacement services for 18 months. The separation benefits are payable so long as Mr. Cox enters into the required release and has not breached the separation agreement (which includes cooperation, confidential information, non-disparagement, non-competition, non-solicitation and other covenants) or engaged in conduct that would give rise to a termination for cause.

Under both separation agreements, cause generally means (i) breach of any restrictive covenant agreement or material term of any other agreement with the company, (ii) engaging in conduct that results in or could cause material harm to the company, (iii) commission of an act of dishonesty, fraud, embezzlement or theft, (iv) conviction of, or please of guilty or no contest to, a felony or crime involving moral turpitude, or (v) failure to comply with company policies and procedures.

SHAREHOLDER APPROVAL OF SEVERANCE AND DEATH BENEFITS. If the Board were to agree to pay certain severance benefits or unearned death benefits to a named executive, we would seek shareholder approval. For severance benefits, this policy applies only when the executive's employment had been terminated before retirement for performance reasons and the value of the proposed severance benefits exceeded 2.99 times the sum of his or her base salary and bonus. For this purpose, severance benefits would not include: (1) any payments based on accrued pension benefits; (2) any payments of salary or bonus amounts that had accrued at the time of termination; (3) any RSUs paid to a named executive who was terminated within two years prior to age 60; (4) any stock-based incentive awards that had vested or would otherwise have vested within two years following the named executive's termination; and (5) any retiree health, life or other welfare benefits. See the Boards Governance Principles (see Helpful Resources on page 69) for the full policy.

Equity Awards

The following table shows the intrinsic value of GE equity awards that would have vested or become exercisable if the named executive had died, become disabled, retired or separated from the company as of December 31, 2023. Intrinsic value is based upon the company's stock price (minus the exercise price in the case of stock options). Amounts shown assume the achievement of all applicable performance objectives at target level, except where actual achievements levels have been determined. Our named executives generally are not entitled to benefits if they leave voluntarily (without good reason) or are terminated for cause (other than benefits already accrued) unless they satisfy the conditions for retirement eligibility.

POTENTIAL TERMINATION PAYMENTS TABLE (EQUITY BENEFITS)

NAME	UPON DEATH STOCK OPTIONS	RSUs/PSUs/ PERFORMANCE AWARDS	UPON DISABILITY STOCK OPTIONS	RSUs/PSUs/ PERFORMANCE AWARDS	UPON RETIREMENT STOCK OPTIONS	RSUs/PSUs/ PERFORMANCE AWARDS	UPON INVOLUNTARY TERMINATION* STOCK OPTIONS	RSUs/PSUs/ PERFORMANCE AWARDS	UPON CHANGE OF CONTROL** STOCK OPTIONS	RSUs/PSUs/ PERFORMANCE AWARDS
Culp	N/A	$ 281,728,930	N/A	$ 281,728,930	N/A	$ 30,483,915	N/A	$ 222,443,519	N/A	$ 222,443,519
Ghai	N/A	$ 16,671,924	N/A	$ 16,671,924	N/A	N/A	N/A	$ 10,538,537	N/A	$ 0
Dybeck Happe	$ 22,911,529	$ 39,587,252	$ 22,911,529	$ 39,587,252	N/A	N/A	$ 22,911,529	$ 39,587,252	$ 0	$ 26,178,189
Stokes	$ 4,781,799	$ 20,031,401	$ 4,781,799	$ 20,031,401	N/A	N/A	$ 0	$ 0	$ 0	$ 0
Holston	$ 1,456,567	$ 9,090,447	$ 1,456,567	$ 9,090,447	0	$ 2,794,331	$ 0	$ 0	$ 0	$ 0
Cox	$ 3,933,291	$ 16,506,516	$ 3,933,291	$ 16,506,516	N/A	N/A	$ 0	$ 0	$ 0	$ 0

The amounts set forth in this table do not include the GEHC equity awards received by corporate employees as a result of the GEHC spin-off, which awards generally retained the same provisions relating to termination of employment as the original GE equity awards described. See 2023 Outstanding Equity Awards at Fiscal Year-End Table on page 41 for a list of GEHC equity awards and corresponding year-end values for each applicable named executive.

* Addresses separation without cause or where the executive leaves for good reason, as defined under the applicable employment agreement. Benefits are not otherwise payable in the event of voluntary separation.

** In each case as defined under Mr. Culp's employment agreement and Ms. Dybeck Happe's Leadership PSU award agreement, as detailed above.

DEATH/DISABILITY. Unvested options, RSUs and PSUs/performance shares would generally vest, depending on the award terms. Vested options would generally remain exercisable until their expiration date, and PSUs and performance shares would remain subject to the achievement of the performance objectives. For these purposes, disability generally means the executive being unable to perform his or her job. Also see the description of treatment of the Leadership Performance Share and Leadership PSU Award Agreements above.

RETIREMENT. Unvested options, RSUs and PSUs/performance shares held for at least one year would generally vest, depending on the award terms. Vested options would generally remain exercisable until their expiration date, and PSUs and performance shares would remain subject to the achievement of the performance objectives. For these purposes, retirement generally means reaching the applicable retirement age, typically age 60, and completing 5 years of service. Messrs. Culp and Holston reached the applicable retirement age and service as of December 31, 2023. See the description of treatment of the Leadership Performance Share and Leadership PSU Award Agreements above.

INVOLUNTARY TERMINATION. Under the terms of the Leadership Performance Share and Leadership PSU Award Agreements with Mr. Culp and Ms. Dybeck Happe, respectively, and Ms. Dybeck Happe's employment agreement, amounts shown reflect the value of their equity awards that would be eligible to become vested if they had been terminated without cause or left for good reason. Under the terms of Mr. Ghai's offer letter, amounts shown reflect the value of his 2022 sign-on equity awards and other equity awards held for at least one year if he had been terminated without cause or if there is a change in control of GE that does not result in Mr. Ghai receiving a comparable offer of employment with the purchaser. None of the other named executives were entitled to any potential payments upon separation from the company, except for vesting of certain equity awards in the event that the executive transfers to a successor employer in a business disposition.

CHANGE OF CONTROL. Under the terms of the Leadership Performance Share and Leadership PSU Award Agreements with each of Mr. Culp and Ms. Dybeck Happe, they would have been eligible for the accelerated vesting of their Leadership Awards in the event of a change of control. The spin-offs of GE HealthCare and GE Vernova did not, and will not, constitute a change in control. For additional detail, see Employment Agreement with Mr. Culp on page 48 and Employment Agreement with Ms. Dybeck Happe on page 49. None of our other named executives are entitled to the acceleration or payment of benefits in the event of a change of control.

Compensation

Pension Benefits

The table below shows the pension benefits that would have become payable under the applicable pension plan(s) (as described under Pension Benefits on page 46) if the named executives had died, become disabled, voluntarily terminated or retired as of December 31, 2023.

POTENTIAL TERMINATION PAYMENTS TABLE (PENSION BENEFITS)

NAME	LUMP SUM UPON DEATH	ANNUAL BENEFIT UPON DEATH	ANNUAL BENEFIT UPON DISABILITY	ANNUAL BENEFIT UPON VOLUNTARY TERMINATION	ANNUAL BENEFIT UPON RETIREMENT
Culp	N/A	$ 442,960	N/A	$ N/A	$ 442,960
Ghai	N/A	N/A	N/A	$ N/A	N/A
Dybeck Happe	N/A	$ 158,852	N/A	$ N/A	N/A
Stokes	$ 6,255,943	$ 173,471	$ 1,155,710	$ 89,933	N/A
Holston	N/A	$ 292,085	N/A	$ N/A	$ 292,085
Cox	N/A	$ 229,609	N/A	$ N/A	$ 229,609

LUMP SUM UPON DEATH. Reflects the Supplementary Pension benefit payable in a lump sum based on whichever of the following has a higher value: (1) the 50% survivor annuity that the spouse would have received under this plan if the participant had retired at age 60 and elected the spousal 50% joint and survivor annuity option prior to death, or (2) five years of pension distributions under this plan.

ANNUAL BENEFITS UPON DEATH. Reflects 10 annual installment payments of the Executive Retirement Benefit and/or the annual amount payable for the life of the surviving spouse under the Pension Plan. Under the Pension Plan, the benefit is payable either as an annuity, as if the participant had elected the spousal 50% joint and survivor annuity option prior to death, or an immediate lump-sum payment based on five years of pension distributions, in each case based upon the accrued benefit. For participants age 60 or older, over age 50 with 15 years of service, or under age 50 with 30 years of service, the spousal annuity payment is immediate; otherwise the spousal annuity is payable when the participant would have reached age 60.

ANNUAL BENEFITS UPON DISABILITY. Reflects the 50% joint and survivor annuity under the Pension Plan and the Supplementary Pension benefit, and/or 10 annual installment payments as the Executive Retirement Benefit if the participant has at least 15 years of service. Participants who are disabled after age 60 are eligible to retire and amounts are shown in the Retirement column.

ANNUAL BENEFITS UPON VOLUNTARY TERMINATION. Reflects the 50% joint and survivor annuity payable at age 60 under the Pension Plan for Mr. Stokes; does not include any payments under the Supplementary Pension Plan (either the Supplementary Pension benefit or the Executive Retirement Benefit) because they are forfeited upon voluntary termination before age 60. Participants who terminate employment after age 60 are eligible to retire and amounts are shown in the Retirement column.

ANNUAL BENEFITS UPON RETIREMENT. Reflects 10 annual installment payments as the Executive Retirement Benefit for Messrs. Culp, Holston and Cox, who have reached age 60.

Compensation

Deferred Compensation

The named executives are entitled to receive the vested amount in their deferred compensation accounts if their employment terminates. Between the termination event and the date that distributions are made, these accounts would continue to increase or decrease in value based on changes in the value of the named executive's earnings option. Therefore, amounts received by the named executives would differ from those shown in the Nonqualified Deferred Compensation Table on page 45. See Deferred Compensation on page 44 for information on the available distribution types under each plan.

Life Insurance Benefits

For a description of the supplemental life insurance plans that provide coverage to the named executives, see Life Insurance Premiums on page 39. Messrs. Culp, Ghai, Holston and Cox, and Ms. Dybeck Happe do not qualify for these supplemental life insurance plans, as they were discontinued for executives joining the company (or being promoted to the relevant band of seniority) on or after January 1, 2018. If the named executives had died on December 31, 2023, the survivors of the named executives would have received the following under these arrangements.

NAME	DEATH BENEFIT
Culp	$ 0
Ghai	$ 0
Dybeck Happe	$ 0
Stokes	$ 10,442,234
Holston	$ 0
Cox	$ 0

The company would continue to pay the premiums in the event of a disability for Executive Life, until the maturity date, and under Leadership Life, until the later of age 65 or 10 years in the plan.

Other Executive Compensation Policies & Practices

Roles and Responsibilities in Succession Planning and Compensation

MANAGEMENT DEVELOPMENT & COMPENSATION COMMITTEE.

The committee has primary responsibility for helping the Board develop and evaluate potential candidates for executive positions and for overseeing the development of executive succession plans. As part of this responsibility, the committee oversees the compensation program for the CEO and the other named executives, as described more fully in the committee's charter (see Helpful Resources on page 69).

MANAGEMENT. Our CEO and our Chief Human Resources Officer help the committee administer our executive compensation program. The Chief Human Resources Officer also advises the committee on matters such as past compensation, total annual compensation, potential accrued benefits, GE compensation practices and guidelines, company performance, industry compensation practices and competitive market information.

Our Policies on Compensation Consultants

STRATEGIC USE OF COMPENSATION CONSULTANTS. From time to time, the committee and the company's human resources function have sought the views of Semler Brossy Consulting Group, LLC (Semler Brossy) about market intelligence on compensation trends and on particular compensation programs designed by our human resources function. For 2023, the committee and the company's human resources function consulted with Semler Brossy on market practices relating to senior executive compensation. In addition, the Governance Committee and the company's legal function consulted with Semler Brossy on market practices relating to compensation and benefits for non-employee directors.

COMPENSATION CONSULTANT INDEPENDENCE POLICY. Any compensation consultant that advises the Board on executive or director compensation will not at the same time advise the company on any other human resources matter, and the committee has determined that Semler Brossy's work with the committee, the Governance Committee and the company's human resources and legal functions does not raise any conflict of interest.

Clawbacks and Other Remedies for Potential Misconduct

CLAWBACKS. In 2023, we adopted a Clawback Policy, which is intended to comply with the requirements of NYSE Listing Standard 303A.14 implementing Exchange Act Rule 10D-1. In the event we are required to prepare an accounting restatement of our financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws, we will seek to recover the excess incentive-based compensation received by any covered executive, including the named executives, during the prior three fiscal years that exceeds the amount that the executive otherwise would have received had the incentive-based compensation been determined based on the restated financial statements. For more information, see our Governance Principles (see Helpful Resources on page 69).

Additionally, the Board may seek reimbursement of any portion of incentive compensation in connection with an executive officer's fraudulent or illegal misconduct, or if an executive officer's conduct resulted in a material inaccuracy in the company's financial statements or in performance metrics affecting the executive officer's compensation. If the Board determines that an executive officer engaged in fraudulent or illegal misconduct that resulted in a material inaccuracy in the company's financial statements or in performance metrics affecting the executive officer's compensation, the Board will seek reimbursement of any portion of incentive compensation paid or awarded to the executive that is greater than would have been paid or awarded if calculated based on the accurate financial statements or performance metric.

OTHER REMEDIES. In cases of detrimental misconduct by an executive officer, the Board may also take a range of other actions to remedy the misconduct, prevent its recurrence, and discipline the individual as appropriate, including terminating the individual's employment. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

Compensation

Compensation Risk Assessment

The committee oversees an annual risk assessment of the company's executive compensation policies and practices. For 2023, the assessment was led by management, with review and input from the company's independent compensation consultant. Based on results of the assessment, the committee concluded that the company's executive compensation design does not encourage excessive risk taking.

Stock Ownership and Equity Grant Policies

STOCK OWNERSHIP REQUIREMENTS. We require our named executives to own significant amounts of GE stock as shown below. The required amounts are set at multiples of base salary. Executives have five years from the time they are first hired or promoted into a position at the senior vice president level or above to meet the requirement. Individual and joint holdings of GE stock with immediate family members, including those shares held in the Company's 401(k) plan and any deferred compensation accounts, count toward satisfaction of the guidelines. All named executives are in compliance with our stock ownership requirements. For details on these requirements, see our Governance Principles (see Helpful Resources on page 69). The named executive's ownership is shown in the Beneficial Ownership Table on page 25.

STOCK OWNERSHIP REQUIREMENTS (MULTIPLES OF BASE SALARY)

10X for CEO   **4X** for senior vice presidents

HOLDING PERIOD REQUIREMENTS. Our executive officers must hold the net shares of GE stock they received from PSUs and RSUs until satisfaction of the stock ownership requirements. In addition, the net shares of GE stock received through all stock option exercises must be held for one year, and the net shares of GE stock received upon settlement of PSUs granted in 2020 and thereafter, and of RSUs granted in 2022 and thereafter, must also be held for one year.

NO HEDGING. We believe our executive officers and directors should not speculate or hedge their interests in our stock. We therefore prohibit them from entering into any derivative transactions in GE stock, including any short sale, forward, equity swap, option or collar that is based on GE's stock price. These restrictions are contained in our Governance Principles (see Helpful Resources on page 69). These restrictions are not applicable to other GE employees.

NO PLEDGING. We prohibit executive officers and directors from pledging GE stock. These restrictions are contained in our Governance Principles (see Helpful Resources on page 69).

NO OPTION BACKDATING OR SPRING-LOADING. The exercise price of each stock option is based on the closing price of GE stock on the grant date.

NO OPTION REPRICING. We prohibit the repricing of stock options. This includes amending outstanding options to lower their exercise price, substituting new awards with a lower exercise price or executing a cash buyout.

NO UNEARNED DIVIDEND EQUIVALENTS. Performance shares, PSUs and RSUs granted to our named executives do not pay dividends or dividend equivalents on shares that are not yet owned. Instead, dividends and dividend equivalents are accrued during the vesting or performance period and paid out only on shares actually received. For more information, see our Governance Principles (see Helpful Resources on page 69).

Tax Deductibility of Compensation

The Internal Revenue Code generally imposes a $1 million limit on the amount that a public company may deduct for compensation paid to the company's applicable named executives, subject to an exception for qualifying performance-based compensation provided pursuant to a binding written contract in effect as of November 2, 2017. We generally expect that compensation paid to our applicable named executives in excess of $1 million will not be deductible.

Compensation Committee Interlocks and Insider Participation

During 2023, no member of the Management Development & Compensation Committee had a relationship that requires disclosure as a compensation committee interlock.

Management Development & Compensation Committee Report

The Management Development & Compensation Committee has reviewed the Compensation Discussion & Analysis (pages 26 through 54, which, pursuant to SEC rules, does not include the CEO Pay Ratio and Pay Versus Performance discussions) and discussed that analysis with management. Based on its review and discussions with management, the committee recommended to the Board that the Compensation Discussion & Analysis be included in the company's Annual Report on Form 10-K for 2023 and this proxy statement. This report is provided by the following independent directors, who comprise the committee:

Stephen Angel (Chair)
Sébastien Bazin
Edward Garden

Compensation

CEO Pay Ratio

As a result of the employee population changes in connection with the spin-off of GE HealthCare in January 2023, we determined that a new median employee should be selected.

HOW WE IDENTIFIED THE MEDIAN EMPLOYEE. To identify the median employee, we identified our total employee population as of December 31, 2023, and, in accordance with SEC rules, excluded the CEO and employees from certain countries representing in aggregate less than 5% of our employee base*, to arrive at the initial median employee. We then used annualized salary data converted to U.S. dollars, including target bonus award payments to identify the 20 employees with salaries directly above and below the initial median employee. Once we identified this narrowed pool, we re-ranked the consideration pool of employees to find the median employee. We then calculated the median employee's total compensation in accordance with SEC rules to use as the basis for the pay ratio. Foreign exchange rates were translated to the U.S. dollar equivalent based on rates as of December 31, 2023.

RATIO OF CEO PAY TO MEDIAN EMPLOYEE PAY. Our median employee earned $73,038 in total compensation for 2023. The total 2023 compensation reported for Mr. Culp as reported under SEC Total in the Summary Compensation Table on page 38 was $14,698,285. Based upon total compensation for 2023, we calculated that our ratio of CEO to median employee pay was 201 to 1. Our median employee is employed in Italy in our Aerospace business.

* These 77 countries and their headcounts as of the calculation date were: Algeria (179), Angola (22), Argentina (140), Australia (461), Austria (54), Azerbaijan (2), Bahrain (54), Bangladesh (21), Belgium (74), Benin (9), Cameroon (6), Chad (1), Chile (120), Colombia (78), Côte d'Ivoire (35), Croatia (493), Denmark (334), Ecuador (2), Egypt (226), Estonia (6), Ethiopia (2), Finland (137), Georgia (8), Ghana (17), Greece (38), Hong Kong (37), Indonesia (440), Iraq (75), Ireland (178), Israel (215), Jordan (8), Kazakhstan (44), Kenya (25), Kosovo (6), Kuwait (56), Kyrgyzstan (2), Latvia (4), Lebanon (18), Libya (13), Lithuania (10), Luxembourg (4), Mauritius (2), Mongolia (3), Montenegro (5), Morocco (69), Mozambique (2), Myanmar (2), Netherlands (172), New Zealand (25), Nigeria (77), Norway (124), Oman (18), Pakistan (138), Panama (16), Peru (48), Philippines (29), Portugal (57), Qatar (111), Republic of Korea (425), Russia (73), Senegal (5), Serbia (19), Slovakia (13), South Africa (266), Sri Lanka (1), Sweden (235), Taiwan (373), Tajikistan (6), Tanzania (4), Thailand (124), Trinidad and Tobago (2), Tunisia (26), Turkmenistan (9), Ukraine (16), Uruguay (2), Uzbekistan (2), and Zambia (3), for a total of 6,156 employees. As of December 31, 2023, using the methodology required by the rule governing this disclosure, GE had approximately 44,000 U.S. employees and approximately 81,000 employees in other countries, for a total of approximately 125,000 employees globally factored into the sample before the country exclusions listed above.

Pay Versus Performance

In accordance with Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationships between compensation actually paid to named executives and company performance. In this section, we refer to "compensation actually paid" and other terms used in the applicable SEC rules. For information concerning the company's compensation philosophy and how the company aligns executive compensation with its financial and operational performance, refer to the Incentive Compensation on page 40. We refer collectively to awards of RSUs, PSUs, performance shares and stock options as equity awards in this Pay versus Performance section.

YEAR[1]	SUMMARY COMPENSATION TABLE FOR PEO[1]	COMPENSATION ACTUALLY PAID TO PEO[1][2]	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR NON-PEO NAMED EXECUTIVES[1]	AVERAGE COMPENSATION ACTUALLY PAID TO NON-PEO NAMED EXECUTIVES[1][2]	VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON:		NET INCOME ($M)[5]	COMPANY-SELECTED PERFORMANCE MEASURE: FREE CASH FLOW ($M)[5][6]
					TOTAL SHAREHOLDER RETURN	PEER GROUP TOTAL SHAREHOLDER RETURN[4]		
2023	$ 14,698,285	$ 182,548,275 [3]	$ 7,708,170	$ 24,033,475 [3]	$ 186	$ 150	$ 9,443	$ 5,150
2022	$ 8,198,024	$ (23,798,500)	$ 8,969,318	$ 3,579,820	$ 95	$ 127	$ 292	$ 4,758
2021	$ 22,663,449	$ 21,302,944	$ 8,584,656	$ 7,655,599	$ 107	$ 134	$ (6,591)	$ 1,889
2020	$ 73,192,032	$ 115,891,919	$ 14,595,432	$ 15,948,471	$ 97	$ 111	$ 5,546	$ 635

[1] The named executives included in the above table were:

YEAR	PRINCIPAL EXECUTIVE OFFICER (PEO)	NON-PEO NAMED EXECUTIVES
2023	H. Lawrence Culp, Jr.	Rahul Ghai, Carolina Dybeck Happe, Russell Stokes, Michael Holston, Kevin Cox
2022	H. Lawrence Culp, Jr.	Carolina Dybeck Happe, John Slattery, Peter Arduini and Russell Stokes
2021	H. Lawrence Culp, Jr.	Carolina Dybeck Happe, John Slattery, Russell Stokes and Kieran Murphy
2020	H. Lawrence Culp, Jr.	Carolina Dybeck Happe, Jamie Miller, Kieran Murphy, John Slattery, Scott Strazik

[2] The assumptions we used to calculate the values for RSU awards, PSU awards and performance share awards included in the calculation of compensation actually paid did not differ materially from those used to calculate grant date fair value for such awards. The assumptions we used to calculate the value for stock options did not differ materially from those used to calculate grant date fair value for such awards; we used a Black-Scholes value as of the applicable year-end or vesting date(s), determined using the same methodology we use to determine grant date fair value, except that we used (a) the closing stock price on the applicable revaluation date as the current market price and (b) a reduced expected life, given applicable time lapsed since grant date.

[3] The 2023 compensation actually paid to our PEO and the average compensation actually paid of our non-PEO named executives reflects the following adjustments required by the applicable SEC rules from Total compensation reported in the Summary Compensation Table:

	PEO	AVERAGE OF NON-PEOs
TOTAL REPORTED IN 2023 SUMMARY COMPENSATION TABLE	**$14,698,285**	**$7,708,170**
Less, value of equity awards reported in the Summary Compensation Table	4,999,987	3,109,632
Add, year-end value of equity awards granted in 2023 that are unvested and outstanding	12,139,758	5,729,799
Add, change in fair value (from prior year-end) of prior year equity awards that are unvested and outstanding	161,161,843	11,756,913
Add, fair market value of equity awards granted in 2023 and that vested in 2023	-	-
Add, change in fair value (from prior year-end) of prior year equity awards that vested in 2023	-	2,329,982
Less, prior year-end fair value of prior year equity awards that failed to vest in 2023	-	-
Add, dividends and dividend equivalent payments paid during 2023 on unvested equity awards	-	-
Less, change in present value of accumulated pension plan benefits reported in the Summary Compensation Table	1,002,278	567,454
Add, service cost for defined benefit and pension plans	550,654	185,695
Add, prior service cost for defined benefit and pension plans	-	-
Compensation Actually Paid for Fiscal Year 2023	**$182,548,275**	**$24,033,475**

Certain columns may not add due to the use of rounded numbers.

[4] As permitted by SEC rules, the peer group referenced for purposes of "Peer group total shareholder return" is that of the S&P 500 Industrials Index, which is the industry index reported in our Annual Report on Form 10-K for 2023 in accordance with Regulation S-K Item 201(e). For GE and our peer group, the TSR for each year reflects what the cumulative value of $100 would be, including reinvestment of dividends, if such amount were invested on December 31, 2019.

[5] For 2020, 2021 and 2022, the performance results included in the table reflect our financial performance prior to the spin-off of GE HealthCare business and do not reflect the reclassification of our HealthCare business into discontinued operations or the adoption of certain accounting standards updates.

[6] Free cash flow is the financial measure from the tabular list of Most Important Financial Measures below, which represents the most important performance measure used to link compensation actually paid to our named executives in 2023 to the company's performance. Free cash flow is a non-GAAP financial measure. For information on why GE reports free cash flow and how it is calculated, refer to the Explanation of Non-GAAP Financial Measures and Performance Metrics on page 68.

RELATIONSHIPS BETWEEN COMPENSATION ACTUALLY PAID AND FINANCIAL PERFORMANCE MEASURES

In accordance with Item 402(v) of Regulation S-K, the company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table. The calculation of compensation actually paid in each of the years shown reflects required adjustments to equity award valuations under SEC rules, which were in turn impacted by our stock price performance and cancellation of performance-based awards that did not meet their established thresholds. When the committee selected performance measures in support of the design of our 2023 executive compensation program, it focused on factors that it believes will further the company's and business units' goals for the year, align with GE's long-term strategic objectives and contribute to the creation of long-term shareholder value, including our ability to generate free cash flow, organic revenue growth and profit or adjusted profit (as applicable), as well as our adjusted earnings per share and operational measures such as safety performance. For more information about these factors and decisions that informed the 2023 compensation of our named executive officers, see the Compensation Discussion & Analysis section of this proxy statement.

The chart below depicts compensation actually paid and the cumulative TSR of GE and the S&P 500 Industrials Index for the four years shown. A significant portion of our executive compensation program comprises equity awards, and compensation actually paid for such years was most strongly affected by our stock price performance, as reflected in the equity award valuations required by SEC rules. For 2023, our stock price increased 95% year over year, compared to 16% for our peer group, the S&P 500 Industrials Index, resulting in our TSR nearly doubling for 2023 and our four-year total TSR ending higher than that of our peer group. This performance resulted in a substantial increase in our PSU award valuations included in the calculation of compensation actually paid for 2023. In addition, our TSR performance being below that of the peer group for 2020, 2021 and 2022, the S&P 500 Industrials Index, adversely affected our named executives' equity award compensation in two of the years shown. Under those awards' respective terms, our TSR performance resulted in the cancellation of the 2020 PSU awards, which had no payout due to three-year TSR performance, and a downward adjustment to the value of the 2021 PSU awards, for which three-year TSR performance is a modifier.



Net income is not a financial performance measure that we use in the compensation program design for our named executives. Accordingly, there is not a direct relationship between the compensation actually paid to our named executives and net income. In addition, a meaningful portion of incentive compensation for our named executives who are leaders of business units is tied to the financial performance of their respective individual business units, rather than enterprise-wide performance measures such as net income.

A significant portion of our compensation program is linked to our free cash flow performance for the total company and the business units, as described in the Compensation Discussion & Analysis section of this proxy statement. While our free cash flow performance improved sequentially in each of the four years shown, there is not a direct relationship with compensation actually paid because compensation actually paid more strongly reflects the required adjustments for equity award valuations under SEC rules.

MOST IMPORTANT FINANCIAL PERFORMANCE MEASURES

The financial performance measures to the right represent the most important financial performance measures that were used to determine the compensation actually paid to our named executives in 2023.

Most Important Financial Performance Measures

Free Cash Flow*
Organic Revenue Growth*
Profit or Adjusted Profit* (as applicable)
Adjusted Earnings per Share*

* Non-GAAP Financial Measure

Compensation

PROPOSAL NO. 3
Ratification of Deloitte as Independent Auditor for 2024

We are asking shareholders to ratify the selection of Deloitte as our independent auditor for 2024.

What are you voting on? Although ratification is not required by our by-laws or otherwise, the Board is submitting this proposal as a matter of good corporate practice.	**YOUR BOARD RECOMMENDS A VOTE FOR RATIFICATION OF THE AUDIT COMMITTEE'S SELECTION OF DELOITTE AS OUR INDEPENDENT AUDITOR FOR 2024** 

Independent Auditor

Review and Engagement

The Audit Committee is directly responsible for the appointment, compensation (including advance approval of fees), retention and oversight of the independent registered public accounting firm that audits our financial statements and our internal control over financial reporting. In accordance with its charter, the Audit Committee has selected the firm of Deloitte & Touche LLP (Deloitte), an independent registered public accounting firm, to be our auditor for the year 2024. The Audit Committee believes that this selection is in the best interests of GE and its shareholders and, therefore, recommends to shareholders that they ratify that appointment. Deloitte was selected as our auditor in 2020 to serve as our auditor beginning with fiscal year 2021.

A representative of Deloitte will be present at the annual meeting, will have the opportunity to make a statement if they desire to do so and will be available to respond to shareholder questions.

Audit Committee Report

ROLES AND RESPONSIBILITIES. The Audit Committee reviews GE's financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing the financial statements and for the public reporting process. Our company's independent auditor, Deloitte, is responsible for expressing opinions on the conformity of the company's audited financial statements, in all material respects, with generally accepted accounting principles and on the company's internal control over financial reporting.

REQUIRED DISCLOSURES AND DISCUSSIONS. The Audit Committee has reviewed and discussed with management and Deloitte the audited financial statements for the year ended December 31, 2023, and Deloitte's evaluation of the company's internal control over financial reporting. The Audit Committee has also discussed with Deloitte the matters that are required to be discussed under applicable PCAOB and SEC requirements. Deloitte has provided to the Audit Committee the written disclosures and the PCAOB-required letter regarding its communications with the Audit Committee concerning independence, and the committee has discussed with Deloitte that firm's independence. The Audit Committee has concluded that Deloitte's provision of audit and non-audit services to GE and its affiliates during 2023 was compatible with Deloitte's independence.

AUDIT COMMITTEE RECOMMENDS INCLUDING THE FINANCIAL STATEMENTS IN THE ANNUAL REPORT. Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements for the year ended December 31, 2023, be included in our Annual Report on Form 10-K for 2023 for filing with the SEC. This report is provided by the following independent directors, who comprised the committee at that time:



ISABELLA
GOREN (Chair)



CATHERINE
LESJAK



PAULA ROSPUT
REYNOLDS

Fees Paid to Independent Registered Public Accounting Firm

The Audit Committee oversees the audit and non-audit services provided by the independent auditor, participates in the pre-approval of fees with the independent auditor, reviews and approves the audit plan and associated fees, and receives periodic reports on the fees paid.

The Audit Committee in some cases authorizes Deloitte to provide non-audit services. We understand the need for Deloitte to maintain objectivity and independence as the auditor of our financial statements and our internal control over financial reporting. Accordingly, the Audit Committee has established the following policies and processes related to non-audit services.

WE LIMIT THE NON-AUDIT SERVICES THAT DELOITTE CAN PROVIDE. To minimize relationships that could appear to impair Deloitte's objectivity, the Audit Committee will only pre-approve permissible, selected types of non-audit services that Deloitte may provide to us (and that otherwise would be permissible under SEC rules) and requires that the company engage Deloitte only when it is best suited for the job. For more detail, see the Audit Committee Charter (see Helpful Resources on page 69).

WE HAVE A PRE-APPROVAL PROCESS FOR NON-AUDIT SERVICES. The Audit Committee has adopted policies and procedures for pre-approving all non-audit work that Deloitte performs for us. Specifically, the Audit Committee has pre-approved the use of Deloitte for specific types of services related to tax compliance, planning and consultations; acquisition/ disposition services; consultations regarding accounting and reporting matters; and reviews and consultations on internal control and other related services. The Audit Committee has set a specific annual limit on the amount of non-audit services (audit-related and tax services) that the company can obtain from Deloitte. It has also required management to obtain specific pre-approval from the Audit Committee for any single engagement over $2 million or any types of services that have not been pre-approved. The Audit Committee chair is authorized to pre-approve any audit or non-audit service on behalf of the Audit Committee, provided these decisions are presented to the full committee at its next regularly scheduled meeting. In 2023, the Audit Committee pre-approved all services provided to the company pursuant to the policies and procedures described above.

WE HAVE HIRING RESTRICTIONS FOR DELOITTE EMPLOYEES. To avoid potential conflicts of interest, the Audit Committee has adopted restrictions on our hiring of any Deloitte partner, director, manager, staff member, advising member of the department of professional practice, reviewing actuary, reviewing tax professional and any other individuals responsible for providing audit assurance on any aspect of Deloitte's audit and review of our financial statements. These restrictions are contained in our Governance Principles (see Helpful Resources on page 69).

The following table summarizes the fees for professional audit services provided by Deloitte for audit services provided for, and other services provided in, the years shown:

TYPES OF FEES (IN MILLIONS)	AUDIT	AUDIT-RELATED	TAX	ALL OTHER	TOTAL
2023	$46.2	$24.3	$0.4	$0.2	$71.1
2022	$57.6	$40.3	$0.6	$0.1	$98.6

AUDIT FEES. Fees for the audit of GE's annual financial statements included in our Annual Report on Form 10-K for 2023; the review of financial statements included in our quarterly reports on Form 10-Q; the audit of our internal control over financial reporting, with the objective of obtaining reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects; and services routinely provided by the auditor in connection with statutory and regulatory filings or engagements.

AUDIT-RELATED FEES. Fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and internal control over financial reporting. For 2023, our audit-related fees primarily consisted of audits of carve-out financial statements associated with GE's separation strategy, including the planned spin-off of GE Vernova.

TAX FEES. Fees related to tax compliance and tax advice and tax planning. Tax compliance involves preparation of original and amended tax returns and claims for refund. Tax planning and tax advice encompass a diverse range of services, including assistance with tax audits and appeals, tax advice related to mergers and acquisitions and employee benefit plans, and requests for rulings or technical advice from taxing authorities.

ALL OTHER FEES. Includes fees for services that are not contained in the above categories and includes permissible advisory services.

Shareholder Proposals

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What are you voting on?

The following shareholder proposals will be voted on at the Annual Meeting only if properly presented by or on behalf of the shareholder proponent. In accordance with the applicable proxy regulations, the text of the shareholder proposals and supporting statements, for which we accept no responsibility, are set forth below.

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YOUR BOARD RECOMMENDS A VOTE AGAINST PROPOSALS 4 AND 5 FOR THE REASONS THAT WE PROVIDE FOLLOWING EACH PROPOSAL

How to find more information about the proponents
To obtain the addresses of any of the shareholder proponents, or their GE stock holdings, email shareholder.proposals@ge.com or write to Corporate Secretary, at 1 Neumann Way, Evendale, OH 45215, and you will receive this information promptly.

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PROPOSAL NO. 4
Shareholder Proposal Requesting Independent Board Chairman

 **FOR** **_Shareholder Rights_**

Kenneth Steiner has notified us that he intends to submit the following proposal at this year's meeting:

Independent Board Chairman

Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO.

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board has the discretion to select a Temporary Chairman of the Board, who is not an Independent Director, to serve while the Board is seeking an Independent Chairman of the Board on an expedited basis.

This policy could be phased in when there is a contract renewal for our current CEO or for the next CEO transition.

This proposal topic won 52% support at Boeing and 54% support at Baxter International in 2020. Boeing then adopted this proposal topic.

Perhaps there should be a rule against a person who has been a CEO and a Chairman at the same time being named as Lead Director. Mr. Thomas Horton, GE Lead Director, had years in the dual jobs of CEO and Chairman at American Airlines. Past and present holders of both jobs at the same time would seem to have a special affinity with the GE person who now has both GE jobs. Affinity is inconsistent with the oversight role of a Lead Director.

A lead director is no substitute for an independent board chairman. A lead director cannot call a special shareholder meeting and cannot even call a special meeting of the board. A lead director can delegate most of his lead director duties to others and then simply rubber-stamp it. There is no way shareholders can be sure of what goes on.

A lead director can be given a list of duties but there is no rule that prevents the Chairman from overriding the lead director in any of the so-called lead director duties and ignore the advice of the lead director.

Please vote yes: **Independent Board Chairman -- Proposal 4**

Shareholder Proposals



Your Board recommends a vote AGAINST this proposal.

WE BELIEVE DETERMINING BOARD LEADERSHIP ON A CASE-BY-CASE BASIS IS IN THE BEST INTERESTS OF GE AND ITS SHAREHOLDERS. Our Board believes that providing strong and independent oversight of the company is central to its role and to good governance. By dictating a rigid policy on the structure of Board leadership, regardless of the circumstances or the individuals involved, this proposal could limit the Board's ability to establish the leadership structure that is in the best interests of the company and its shareholders at a particular point in time. Because circumstances change over time, we believe it is important for our directors to maintain flexibility to select the most appropriate Board leadership structure. This is especially important as the company continues to execute on its plan to separate GE Aerospace and GE Vernova into independent companies, each of which will have its own board and board leadership structure. Additionally, according to the 2023 Spencer Stuart Board Index, only 39% of companies in the S&P 500 currently have an independent board chair. The Board will continue to evaluate the suitability of its leadership structure and make changes when those will best serve the interests of GE and its shareholders.

THE BOARD HAS DETERMINED THAT ITS CURRENT LEADERSHIP STRUCTURE, WHICH INCLUDES A STRONG LEAD DIRECTOR, BEST SERVES GE AT THIS TIME. The Board believes that its current leadership structure, which has a combined role of Chairman and CEO, counterbalanced by a strong independent Board led by a lead director and independent directors chairing each of the Board committees, is in the best interests of GE and its shareholders. At the time of GE's most recent CEO transition in September 2018, the independent directors determined that appointing Mr. Culp, one of our existing directors, to serve as CEO and simultaneously appointing him as Chairman was in the best interests of the company and its shareholders. After deliberation, which included whether to appoint an independent Board chairman in connection with the CEO transition, the independent directors determined that Mr. Culp was the best candidate to drive the strategy for the company as CEO and lead the Board's agenda as Chairman. The independent directors concluded that combining these roles was important to provide clarity on decision-making and accountability, particularly at a time of considerable change for the company, and that appointing a strong lead director, as described below, would provide for continuing independent leadership and oversight of the Board. We believe that the company's successful performance and execution of its strategic transformation has been, and will continue to be, assisted considerably by Mr. Culp's fulfilling the roles of both CEO and Chairman and that this most recent leadership transition is a good example of the case-by-case Board evaluation that the proposal would restrict. We remain open to the possibility of appointing separate individuals to each of the roles in the future, in light of the needs of the Board and the company at any given time. For instance, when the Board in 2020 agreed to extend the term of Mr. Culp's employment as CEO, the Board provided for the possibility that Mr. Culp could at some point transition from CEO to executive chairman and/or serve as a non-employee director or consultant depending on the circumstances. This reflects the Board's openness to different leadership structures, and demonstrates that the Board will evaluate the best leadership structure for GE in the future. For example, with the spin-off of GE HealthCare in January 2023 and the planned spin-off of GE Vernova in April 2024, the Board determined the best leadership structure for each of those companies was to have a separate CEO and board chairman. As GE becomes GE Aerospace with the planned spin-off of GE Vernova, the Board continues to believe that its current leadership structure is in the best interests of GE and its shareholders for the reasons described here.

OUR LEAD DIRECTOR WORKS WITH THE OTHER INDEPENDENT DIRECTORS TO PROVIDE MEANINGFUL INDEPENDENT OVERSIGHT OF MANAGEMENT. Our Board recognizes the importance of independent board oversight of management and believes that it is an essential component of strong corporate performance. The lead director role at GE is designed to empower the independent directors to serve as an independent check on management. Our lead director is selected solely by independent directors, taking into account a variety of factors, including the director's qualifications and attributes, leadership experience, understanding of our businesses and industries, and willingness to commit the time necessary to fulfill the role. Our current lead director, Mr. Horton brings a valuable perspective through his experience as both a former CEO and an independent director on other boards. The lead director leads regular meetings of the independent directors and meets with the Chairman for discussion of matters arising from these meetings. He also is empowered to call additional meetings of the independent directors or the entire Board, serves as a liaison on Board-related issues between the Chairman and the independent directors, and performs other functions as the Board may direct. As described in the Board's Governance Principles, these other functions include (1) advising the Governance & Public Affairs Committee on the selection of committee chairs, (2) approving the agenda, schedule and information sent to the directors for Board meetings, (3) working with the Chairman to propose an annual schedule of major discussion items for the Board's approval, (4) guiding the Board's governance processes, including the annual Board self-evaluation, succession planning and other governance-related matters, and (5) providing leadership to the Board if circumstances arise in which the role of the Chairman may be, or may be perceived to be, in conflict, and otherwise act as chair of Board meetings when the Chairman is not in attendance. The lead director oversees the Board's periodic review of its leadership structure to evaluate whether it remains appropriate for the company. The lead director also frequently meets with our largest shareholders. Through these actions and responsibilities, the lead director serves as a powerful mechanism for the Board overall to exercise its independent oversight.

For the foregoing reasons, the Board recommends a vote **AGAINST** this proposal.

Shareholder Proposals

PROPOSAL NO. 5
Shareholder Proposal Requesting Report Analyzing Risks Arising from Voluntary Carbon-Reduction Commitments

The National Center for Public Policy Research has notified us that it intends to submit the following proposal at this year's meeting:

Reduce Company Greenwashing Risk

WHEREAS: Shareholders must protect our assets against potentially unfulfillable Company ESG promises, including the extent to which the Company can reduce Scope 1, 2, and 3 greenhouse gas (GHG) emissions.

The Securities and Exchange Commission (SEC) has taken enforcement actions related to Environmental, Social, Governance (ESG) issues or statements by companies who misrepresent or engage in fraud related to ESG efforts.[1]

In 2021, the SEC created the Climate and ESG Task Force in its Division of Enforcement.[2] The focus of the Task Force is "to identify any material gaps or misstatements" in disclosure of climate risks and analyze "compliance issues relating to investment advisers' and funds' ESG strategies."[3]

The Task Force has taken numerous enforcement actions including charging Goldman Sachs for policies and procedures failures related to ESG investments, resulting in a $4 million penalty,[4] and charging DWS Investment Management Americas Inc. in part for misstatements regarding its ESG investment process that resulted in an overall $25 million in penalties.[5]

The SEC has proposed to require companies to disclose information about their Scope 1 and 2 emissions, and to require them to disclose Scope 3 emissions *"if material or if the registrant has set a GHG emissions target or goal that includes Scope 3 emissions."* [6]

The Environmental Protection Agency defines Scope 3 emissions as, "the result of activities from assets not owned or controlled by the reporting organization, but that the organization indirectly affects in its value chain."[7] Put differently, "Scope 3 emissions for one organization are the scope 1 and 2 emissions of another organization."[8] This means that Scope 3 emissions are already counted as another entity's emissions, and are external to the reporting company, such as product use and how employees commute.[9]

Voluntary carbon-reduction commitments create risk of SEC enforcement without providing clear benefit to the climate or other values.

In August 2023, the Global Climate Intelligence Group asserted, "There is no climate emergency."[10] The declaration includes 1,609 signatories and "oppose[s] the harmful and unrealistic net-zero CO2 policy proposed for 2050."[11]

A June 2023 study by the Energy Policy Research Foundation found that net zero advocates have misconstrued the International Energy Agency's position on new oil and gas investment and that it has made questionable assumptions and milestones for NZE about government policies, energy and carbon prices, behavioral changes, economic growth, and technology maturity.[12]

SUPPORTING STATEMENT: General Electric has voluntarily committed to being a net-zero company by 2050, even when it comes to the Scope 3 emissions "for its sold products…."[13] The Company has done so even though it has failed to report on its evaluation of the technological or financial feasibility of such commitments. Given the SEC's climate and ESG enforcement actions, the Company must exercise caution and provide transparency about such commitments.

RESOLVED: Shareholders request the Company produce a report analyzing the risks arising from voluntary carbon-reduction commitments.

---

[1] https://www.sec.gov/securi2es-topics/enforcement-task-force-focused-climate-esg-issues
[2] https://www.sec.gov/news/press-release/2021-42
[3] https://www.sec.gov/news/press-release/2021-42; https://www.sec.gov/securi2es-topics/enforcement-task-force-focused-climate-esg-issues
[4] https://www.sec.gov/news/press-release/2022-209
[5] https://www.sec.gov/news/press-release/2023-194
[6] https://www.sec.gov/news/press-release/2022-46
[7] https://www.epa.gov/climateleadership/scope-3-inventory-guidance
[8] https://www.epa.gov/climateleadership/scope-3-inventory-guidance
[9] https://www.epa.gov/climateleadership/scope-3-inventory-guidance
[10] https://clintel.org/wp-content/uploads/2023/08/WCD-version-081423.pdf
[11] https://clintel.org/wp-content/uploads/2023/08/WCD-version-081423.pdf
[12] https://assets.realclear.com/files/2023/06/2205_a_cri2cal_assessment_of_the_ieas_net_zero_scenario_esg_and_the_cessation_of_investment_in_new_oil_and_gas_fields.pdf
[13] https://www.ge.com/sites/default/files/ge2022_sustainability_report.pdf#page=19; https://www.ge.com/sites/default/files/ge2022_sustainability_report.pdf#page=25

 **Your Board recommends a vote AGAINST this proposal.**

INNOVATING TECHNOLOGY TO ADDRESS THE PRESSING CHALLENGES OF DECARBONIZATION AND CLIMATE CHANGE IS CENTRAL TO OUR BUSINESSES' STRATEGIES; GE'S SENIOR MANAGEMENT AND BOARD OF DIRECTORS HAVE TAKEN CONSIDERABLE CARE IN ANALYZING AND ARTICULATING GE'S AMBITIONS FOR GREENHOUSE GAS EMISSION REDUCTIONS, AND THE REPORT REQUESTED BY THIS PROPOSAL IS THEREFORE UNNECESSARY. GE recognizes the challenges and risks posed by climate change, and we support the Paris Agreement and other ambitious targets to reduce emissions. As a company whose equipment helps provide approximately 30 percent of the world's electricity across over 160 countries, our GE Vernova businesses aim to play a unique role in providing our customers with power generation equipment and services to make electricity more sustainable, affordable, and reliable, in a context where global electricity demand and risks are expected to grow considerably in the decades to come. GE Aerospace, whose engines together with our partners power three-quarters of commercial flights worldwide, will also play a key role in creating a smarter and more efficient future of flight. These are central strategic considerations for our businesses, especially as our customers and investors are increasingly adopting their own greenhouse gas reduction goals, and are looking to GE to innovate and help develop the technologies needed to achieve these goals.

Because these dynamics are so central to our business strategies and to addressing the needs of our customers, GE's role in helping to reduce greenhouse gas emissions from power generation and commercial aviation has been a key area of focus at the company's most senior management levels and with the GE Board of Directors. That focus extends to decisions about our asset and business portfolios and the types of opportunities that we pursue, as well as the technology and innovation that we provide today and invest in for the future. For example, in recent years GE has chosen to exit its new coal business while innovating renewable energy and other emissions reduction technology, providing highly efficient gas turbines that can be a force multiplier for reducing power sector emissions and investing in breakthrough technologies such as small modular nuclear reactors and technologies to reduce gas turbine emissions, including hydrogen as a fuel and carbon capture and sequestration.

This focus also extends to decisions about the company's greenhouse gas emission reduction strategies. Senior management and the GE Board of Directors invested substantial time assessing and articulating GE's own ambitions to reduce greenhouse gas emissions across our operations and from customers' use of our products, including considering the risks associated with establishing emission reduction ambitions or targets. We have articulated a goal of carbon neutrality by 2030 for our operations (Scope 1 and 2 emissions) and an ambition to be a net zero company by 2050, including the Scope 3 emissions from the use of sold products. These long-range ambitions have been the product of significant analysis and deliberative processes, as we have described more fully in GE's annual Sustainability Report. With the planned separation of GE Aerospace and GE Vernova into independent companies, we anticipate both companies will continue to evaluate the credibility of the greenhouse gas emissions reductions goals they articulate in light of the state of relevant technology, infrastructure, costs and other factors, and that they will continue to refine interim targets and their reporting on progress over time in their sustainability reporting. Contrary to this shareholder proposal's premise, we believe that establishing long-range greenhouse gas reductions ambitions is appropriate for the company and well-aligned with the expectations of the majority of our customers, shareholders and other stakeholders, and that the report requested by the proposal is therefore unnecessary.

For the foregoing reasons, the Board recommends a vote **AGAINST** this proposal.

Submitting 2025 Proposals

The table below summarizes the requirements for shareholders who wish to submit proposals, including director nominations, for next year's Annual Meeting. Shareholders are encouraged to consult SEC Rule 14a-8 or our by-laws, as applicable, to see all applicable requirements.

	PROPOSALS FOR INCLUSION IN 2025 PROXY	DIRECTOR NOMINEES FOR INCLUSION IN 2025 PROXY (PROXY ACCESS)	OTHER PROPOSALS/NOMINEES TO BE PRESENTED AT 2025 MEETING*
Type of proposal	SEC rules permit shareholders to submit proposals for inclusion in our proxy statement by satisfying the requirements specified in SEC Rule 14a-8	A shareholder (or a group of up to 20 shareholders) owning at least 3% of GE stock for at least 3 years may submit director nominees (up to 20% of the Board) for inclusion in our proxy statement by satisfying the requirements specified in Article VII, Section F of our by-laws	Shareholders may present proposals or director nominations directly at the Annual Meeting (and not for inclusion in our proxy statement) by satisfying the requirements specified in Article VII, Section D of our by-laws
When proposal must be received by GE	No later than close of business (5 p.m. ET) on November 19, 2024	No earlier than October 20, 2024, and no later than close of business (5 p.m. ET) on November 19, 2024	
Where to send	**By mail:** Corporate Secretary, at 1 Neumann Way, Evendale, OH 45215 **By email:** shareholder.proposals@ge.com		
What to include	The information required by SEC Rule 14a-8	The information required by our by-laws**	

* With respect to proposals not submitted pursuant to SEC Rule 14a-8 and nominees presented directly at the 2025 Annual Meeting, SEC rules permit management to vote proxies in its discretion in certain cases if the shareholder does not comply with this deadline or, if this deadline does not apply, a deadline of the close of business (5 p.m. ET) on February 2, 2025, and in certain other cases notwithstanding the shareholder's compliance with these deadlines.

In addition to satisfying the deadlines and other requirements under Article VII, Section D of our by-laws, SEC rules require shareholders to provide notice under SEC Rule 14a-19 of the intent to solicit proxies in support of director nominees (other than the company's nominees) by notifying the company no later than the close of business (5 p.m. ET) on March 10, 2025.

** Our by-laws are available on GE's website (see Helpful Resources on page 69).

Shareholder Proposals

Voting and Meeting Information

Voting Standards and Board Recommendations

The following table summarizes the Board's voting recommendations for each proposal, the vote required for each proposal to pass and the effect of abstentions and broker non-votes on each proposal.

VOTING ITEM	BOARD RECOMMENDATION	VOTING STANDARDS	TREATMENT OF ABSTENTIONS & BROKER NON-VOTES
Election of Directors	FOR		
Say-on-Pay	FOR		
Auditor Ratification	FOR	Majority of Votes Cast	Not counted as votes cast and therefore no effect, if any
Proposal No. 4	AGAINST		
Proposal No. 5			

WE HAVE A MAJORITY VOTING STANDARD FOR DIRECTOR ELECTIONS. Each director nominee who receives a majority of the votes cast will be elected. Any current director who does not meet this standard is subject to the Board's policy regarding resignations by directors who do not receive a majority of "For" votes, which is described in the Board's Governance Principles (see Helpful Resources on page 69). All other matters are approved if supported by a majority of votes cast.

Meeting Information

HOW DO I ATTEND THE VIRTUAL ANNUAL MEETING? To participate in the meeting, you must have your 16-Digit Control Number that is shown on your Notice of Internet Availability of Proxy Materials (Notice) or, if you received a printed copy of the proxy materials, on your proxy card or the voting instruction form that accompanied your proxy materials. If the Notice or voting instruction form that you received does not indicate that you may vote your shares through the www.proxyvote.com website, you should contact your bank, broker or other nominee (preferably at least 5 days before the Annual Meeting) and obtain a "legal proxy" (which will contain a 16-digit control number that will allow you to attend, participate in or vote at the meeting). You may access the Annual Meeting by visiting www.virtualshareholdermeeting.com/GE2024. If you encounter any difficulties accessing the virtual Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual Annual Meeting log-in page. Technical support will be available starting 15 minutes prior to the meeting. The virtual meeting format for the Annual Meeting is designed to enable full and equal participation by all of our shareholders from any place in the world at little to no cost.

CAN I ASK A QUESTION AT THE VIRTUAL ANNUAL MEETING? Shareholders of record will be able to submit questions either before (by going to www.proxyvote.com) or during the virtual meeting (by going to the Annual Meeting Website) by typing the question into the "Ask a Question" field and clicking "Submit." We will answer questions that comply with the meeting rules of conduct during the Annual Meeting, subject to time constraints. If we receive substantially similar questions, we may group such questions together. Questions related to personal matters, that are not pertinent to Annual Meeting matters, or that contain derogatory references to individuals, use offensive language, or are otherwise out of order or not suitable for the conduct of the Annual Meeting will not be addressed during the meeting. If there are questions pertinent to Annual Meeting matters that cannot be answered during the Annual Meeting due to time constraints, management will post answers to such questions at www.ge.com/investor-relations.

WHAT DO I DO IF I NEED TECHNICAL ASSISTANCE DURING THE MEETING? If you encounter any difficulties accessing the meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual shareholder meeting log-in page.

HOW DO THE SPIN-OFFS AFFECT THE 2024 ANNUAL SHAREHOLDERS MEETING? We plan to spinoff GE Vernova on April 2, 2024, prior to the 2024 Annual Meeting. Following the spinoff, GE will be known as GE Aerospace. As a result, the Annual Meeting on May 7, 2024, and all management and shareholder proposals described in this proxy statement, including the election of directors, will be for GE Aerospace.

Voting Information

WHO IS ENTITLED TO VOTE?
Shareholders of record at the close of business on March 11, 2024, are eligible to vote at the meeting. Our voting securities consist of our $0.01 par value common stock (holders of our preferred stock are not entitled to vote at the annual meeting), and there were 1,093,267,127 shares outstanding on the record date.

WHAT SHARES ARE INCLUDED ON THE PROXY FORM?
If you are a shareholder of record, you will receive only one Notice or proxy form for all the shares of common stock you hold in certificate form, in book-entry form and in any company benefit plan.

Please vote proxies for all accounts to ensure that all of your shares are voted. If you wish to consolidate multiple registered accounts, contact EQ Shareowner Services at 1-800-786-2543 or at www.shareowneronline.com.

HOW DO I VOTE MY SHARES IF I AM A RECORD HOLDER?

If your name is registered on GE's shareholder records as the owner of shares, you are the "record holder." If you hold shares as a record holder, there are four ways that you can vote your shares.

- **Over the Internet.** Vote at www.proxyvote.com. The internet voting system is available 24 hours a day until 11:59 p.m. Eastern Time on Monday, May 6, 2024. Once you enter the internet voting system, you can record and confirm (or change) your voting instructions.

  You will need the 16-digit number included on your proxy card (if you received a paper copy of the proxy materials) to obtain your records and to vote.

- **By telephone.** You can vote by calling 1-800-690-6903. The telephone voting system is available 24 hours a day in the United States until 11:59 p.m. Eastern Time on Monday, May 6, 2024. Once you enter the telephone voting system, a series of prompts will tell you how to record and confirm (or change) your voting instructions.

  You will need the 16-digit number included on your Notice or your proxy card (if you received a paper copy of the proxy materials) in order to vote by telephone.

- **By mail**. If you received a paper copy of the proxy materials, mark your voting instructions on the proxy card and sign, date and return it in the postage-paid envelope provided. If you received only a Notice but want to vote by mail, the Notice includes instructions on how to request a paper proxy card. For your mailed proxy card to be counted, we must receive it before 11:59 p.m. Eastern Time on Monday, May 6, 2024.

- **Online at the Annual Meeting.** You may vote and submit questions while attending the Annual Meeting online via live audio webcast. Shares held in your name as the shareholder may be voted by you, while the polls remain open, at www.virtualshareholdermeeting.com/GE2024 during the meeting.

  You will need the 16-digit number included on your Notice or your proxy card (if you received a paper copy of the proxy materials) in order to be able to vote and enter the meeting. **Even if you plan to attend the Annual Meeting online, we encourage you to vote in advance by internet, telephone or mail so that your vote will be counted even if you later decide not to attend the Annual Meeting.**

HOW DO I VOTE MY SHARES IF MY SHARES ARE HELD BY A BROKER, BANK OR OTHER NOMINEE?

For those shareholders whose shares are held by a broker, bank or other nominee, you must complete and return the voting instruction form provided by your broker, bank or nominee in order to instruct your broker, bank or nominee on how to vote. If you do not provide the broker or nominee that holds your shares with voting instructions, the broker or nominee will determine if it has the discretionary authority to vote on your behalf.

The determination of whether a proposal is "routine" or "non-routine" will be made by the NYSE or by Broadridge Financial Solutions, our independent agent to receive and tabulate shareholder votes, based on NYSE rules that regulate member brokerage firms. If a proposal is deemed "routine" and you do not give instructions to your broker or nominee, they may, but are not required to, vote your shares with respect to the proposal. If the proposal is deemed "non-routine" and you do not give instructions to your broker or nominee, they may not vote your shares with respect to the proposal and the shares will be treated as broker non-votes.

Therefore, if you do not provide voting instructions to your broker or nominee, your broker or nominee may only vote your shares on routine matters properly presented for a vote at the Annual Meeting. To ensure that your shares are counted in the proposals to come before the Annual Meeting, we encourage you to provide instructions on how to vote your shares. Please refer to information from your bank, broker or other nominee on how to submit voting instructions.

In addition, if you attend the virtual Annual Meeting and have a 16-digit control number, you will be able to cast your vote via the online meeting platform during a designated portion of the meeting. Have your Notice, proxy card or proxy form with the 16-digit control number available when you access the virtual Annual Meeting.

HOW DO I VOTE FOR SHARES HELD IN THE GE RETIREMENT SAVINGS PLAN?

If you are a RSP participant, the trustee of the RSP trust will vote the shares allocable to your RSP account as of March 11, 2024 as you instruct (you should consider this date the "record date" for purposes of the shares allocable to your RSP account). You may give instructions via telephone or the internet or by mailing the proxy form. If your valid proxy form is received by May 2, 2024 and it does not specify a choice, the trustee will vote the shares as the Board recommends.

If your proxy form is not received by May 2, 2024 and you did not submit a vote via telephone or the internet by that date, shares allocable to your RSP account will not be voted. You may revoke a previously delivered proxy by either notifying the inspector of election in writing that you wish to revoke or by delivering a subsequent proxy by May 2, 2024. The address for the inspector of election is First Coast Results, Inc., 200 Business Park Circle, Suite 112, Saint Augustine, FL 32095. For more information about the voting process, you can call the RSP Service Center at 1-877-554-3777.

HOW WILL PROXIES BE VOTED?

- **Proxies will be voted as you specify for or, if you don't specify, as recommended by the Board.** Shareholders should specify their choice for each matter on the proxy form. If no specific instructions are given, proxies which are signed and returned will be voted in accordance with the Board's recommendations.

- **What happens if other matters are properly presented at the Annual Meeting.** If any matter not described in this proxy statement is properly presented for a vote at the Annual Meeting, the persons named on the proxy will vote in accordance with their judgment.

- **What happens if a director nominee is unable to serve.** We do not know of any reason why any nominee would be unable to serve as a director. If any nominee is unable to serve, the Board can either nominate a different individual or reduce the Board's size. If it nominates a different individual, the shares represented by all valid proxies will be voted for that nominee.

CAN I CHANGE MY VOTE?

You may change your vote by revoking your proxy at any time before it is exercised, which can be done by voting electronically during the meeting, by delivering a new proxy or by notifying the inspector of election in writing. If your GE shares are held for you in a brokerage, bank or other institutional account, you must contact that institution to revoke a previously authorized proxy. The address for the inspector of election is First Coast Results, Inc., 200 Business Park Circle, Suite 112, Saint Augustine, FL 32095.

HOW ARE VOTES COUNTED?

Each share counts as one vote.

WHAT IS NOTICE AND ACCESS?

The SEC's notice and access rule allows companies to deliver a Notice to shareholders in lieu of a paper copy of the proxy statement and annual report. The Notice provides instructions as to how shareholders can access the proxy statement and the annual report online, contains a listing of matters to be considered at the Annual Meeting and sets forth instructions as to how shares can be voted. Instructions for requesting a paper copy of the proxy statement and the annual report are set forth on the Notice.

Shares must be voted by internet, by phone or by completing and returning a proxy form. Shares cannot be voted by marking, writing on and/or returning the Notice. Any Notices that are returned will not be counted as votes.

WHAT ARE BROKER NON-VOTES?

Broker non-votes occur on a matter up for vote when a broker, bank or other holder of shares you own in "street name" is not permitted to vote on that particular matter without instructions from you, you do not give such instructions and the broker, bank or other nominee indicates on its proxy form, or otherwise notifies us, that it does not have authority to vote its shares on that matter. Whether a broker has authority to vote its shares on uninstructed matters is determined by NYSE rules.

IS MY VOTE CONFIDENTIAL?

Individual votes of shareholders are kept private, except as necessary to meet legal requirements. Only the independent inspector and certain employees of GE and its agents have access to proxies and other individual shareholder voting records, and they must acknowledge in writing their responsibility to comply with this confidentiality policy.

Other Information

WHO IS SOLICITING MY PROXY AND WHO PAYS THE EXPENSE OF SUCH SOLICITATIONS?

Your proxy is being solicited on behalf of the Board.

Proxies will be solicited by mail, telephone, other electronic means or in person, and we will pay the solicitation costs. Copies of proxy materials will be supplied to brokers, dealers, banks and voting trustees, or their nominees, to solicit proxies from beneficial owners, and we will reimburse these institutions for their reasonable expenses. Morrow Sodali, LLC has been retained to assist in soliciting proxies for a fee of $45,000 plus distribution costs and other expenses.

WHAT IS "HOUSEHOLDING"?

Shareholders sharing a single address may receive only one copy of the proxy statement and annual report or the Notice, unless the transfer agent, broker, bank or other nominee has received contrary instructions from any owner at that address. This practice, known as householding, is designed to reduce printing and mailing costs.

- **To receive separate copies.** To request an individual copy of this proxy statement and our annual report, or the materials for future meetings, write to sendmaterial@proxyvote.com with the control number from your Notice in the subject line, or call 1-800-579-1639. We will promptly deliver them to you.

- **To stop receiving separate copies.** If you currently receive separate copies of these materials and wish to receive a single copy in the future, you will need to contact your broker, bank or other institution where you hold your shares.

HOW YOU CAN OBTAIN MORE INFORMATION?

If you have any questions about the proxy voting process, please contact the broker, bank or other institution where you hold your shares. The SEC also has a website (see Helpful Resources on page 69) with more information about your rights as a shareholder. Additionally, you may contact our Investor Relations team by following the instructions on our Investor Relations website (see Helpful Resources on page 69).

HOW YOU CAN ACCESS THE PROXY MATERIALS ELECTRONICALLY OR SIGN UP FOR ELECTRONIC DELIVERY ... AND DONATE TO AMERICAN FORESTS

Important Notice Regarding the Availability of GE's Proxy Materials for the 2024 Annual Meeting:

This proxy statement and our annual report may be viewed online at GE's Annual Meeting website (see Helpful Resources on page 69). Shareholders can also sign up to receive proxy materials electronically by following the instructions below. GE will make a $1.00 donation to American Forests to help restore national forests throughout the United States for every shareholder who signs up for electronic delivery.

If you hold your GE shares directly with the company and you would like to receive future proxy materials electronically, please visit our Shareholder Services page of our Investor Relations website (see Helpful Resources on page 69) and follow the instructions there. If you choose this option, you will receive an email with links to access the materials and vote your shares, and your choice will remain in effect until you notify us that you wish to resume mail delivery of these documents.

If you hold your GE shares through a bank, broker or other holder of record and you would like to receive future proxy materials electronically, please refer to the information provided by that entity for instructions on how to elect this option.

HOW RECORD SHAREHOLDERS AND RSP PARTICIPANTS CAN REQUEST COPIES OF OUR ANNUAL REPORT

If you hold your shares directly with us and previously elected not to receive an annual report for a specific account, you may request a copy by:

- **Calling** 1-800-579-1639
- **Going online** to www.proxyvote.com
- **Emailing** sendmaterial@proxyvote.com with the control number from your Notice in the subject line

In addition, participants in the RSP may request copies of our annual report by calling the RSP Service Center at 1-877-554-3777.

Explanation of Non-GAAP Financial Measures and Performance Metrics

As noted throughout, in this proxy statement we reference certain non-GAAP financial measures. Information on why GE uses these non-GAAP financial measures and how these measures are calculated is presented either in the Management's Discussion and Analysis within our Form 10-K for 2023 on the pages of the 10-K indicated after each measure (see Helpful Resources on page 69), or as noted below.

- Organic revenue growth (page 23)
- Organic profit (page 23)
- Organic margin expansion (page 23)
- Adjusted profit (pages 23 and 24)
- Free cash flow (for GE and each segment) (page 17)
- Adjusted earnings per share (page 25)

For adjusted earnings per share and free cash flow for 2021, which are included in this proxy statement as financial metrics for the 2021 PSU awards, the calculations of these amounts were based on past financial reporting before GE transitioned from three-column to one-column financial statement presentation after we stopped reporting our financial services business (GE Capital) as a separate reporting segment in 2022. Adjusted earnings per share and free cash flow for 2021, on a three-column basis, are calculated from the company's unaudited financial statements and reflect further adjustments for other items that are considered not representative of underlying trends of GE's business.

For free cash flow for 2020, which is included in this proxy statement as a company-selected performance measure for Pay versus Performance, this amount is presented on a one-column reporting basis and is calculated from the company's audited financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2021 and reflects further adjustments for other items that are considered not representative of underlying trends of GE's business.

On January 4, 2023, we completed the spin-off GE HealthCare, and as a result we recast our audited financial statements for 2021 and 2022 to reflect the reclassification of GE HealthCare into discontinued operations and the adoption of certain accounting standards updates. Free cash flow for 2021 and 2022, included as a company-selected performance measure for Pay versus Performance, is presented pre-separation and includes GE HealthCare in continuing operations, and is calculated from the company's financial statements included in the Annual Report on form 10-K for the year-ended December 31, 2022 and reflects further adjustments for other items that are considered not represented of underlying trends of GE's businesses.

Helpful Resources

ANNUAL MEETING

Annual Meeting website	www.ge.com/annualmeeting
Online voting for registered holders and RSP participants	www.proxyvote.com
Online voting for beneficial owners	www.proxyvote.com
Questions regarding admission	www.ge.com/annualmeeting
Webcast	www.virtualshareholdermeeting.com/GE2024
SEC website on proxy matters	www.sec.gov/spotlight/proxymatters/proxylinks.shtml
Electronic delivery of future proxy materials	www.ge.com/investor-relations/shareholder-services
Information for RSP Participants	www.oneHR.ge.com

BOARD OF DIRECTORS

GE Board and Governance Documents	www.ge.com/investor-relations/governance

FINANCIAL REPORTING

Annual report	www.ge.com/investor-relations/annual-report
Forward-looking statements	www.ge.com/investor-relations/important-forward-looking-statement-information

GE

Corporate website	www.ge.com
Leadership	www.ge.com/about-us/leadership/executives
Investor Relations	www.ge.com/investor-relations
Ombudsperson process	www.ge.com/sites/default/files/S&L_Booklet_English_0.pdf
ESG/Sustainability Information	www.ge.com/sustainability
Diversity Information	www.ge.com/about-us/diversity

ACRONYMS USED

DSUs	Deferred Stock Units
ESG	Environmental, Social, Governance
GAAP	Generally Accepted Accounting Principles
NYSE	New York Stock Exchange
PCAOB	Public Company Accounting Oversight Board
PSUs	Performance Stock Units
RSP	Retirement Savings Plan
RSUs	Restricted Stock Units
S&P	Standard & Poor's
SEC	Securities and Exchange Commission
TSR	Total Shareholder Return



FRONT COVER

Select historical images of the GE Monogram courtesy of MiSci Museum in Schenectady, NY.

WHERE YOU CAN FIND MORE INFORMATION

2023 Annual Report
https://www.ge.com/investor-relations/annual-report

2023 Sustainability Report
To be published later this year

2024 Proxy Statement
https://www.ge.com/proxy

Web links throughout this document are inactive textual references provided for convenience only, and the content on the referenced websites is not incorporated herein by reference and does not constitute a part of this proxy statement.

GE and the GE logo are trademarks and service marks of General Electric Company. Other marks used throughout are trademarks and service marks of their respective owners.

Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements" — that is, statements related to future events that by their nature address matters that are, to different degrees, uncertain. For details on the uncertainties that may cause our actual future results to be materially different than those expressed in our forward-looking statements, see the Forward-Looking Statements Information page on our Investor Relations website as well as our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. We do not undertake to update our forward-looking statements. This document also includes certain forward-looking projected financial information that is based on current estimates and forecasts. Actual results could differ materially.





Once. Now. Forever.

General Electric Company
One Financial Center, Suite 3700
Boston, MA 02111
www.ge.com